Filed pursuant to Rule 424(b)(3)
SEC File No. 333-166141

AMENDED MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

SUPPLEMENT DATED JUNE 14, 2010

(To Joint Proxy Statement/Prospectus dated May 5, 2010)

On or about May 7, 2010, SandRidge Energy, Inc., referred to as SandRidge, and Arena Resources, Inc., referred to as Arena, mailed to each SandRidge and Arena stockholder a joint proxy statement/prospectus, dated May 5, 2010, referred to as the May 5 joint proxy statement/prospectus, relating to special meetings of stockholders of SandRidge and Arena, originally scheduled for June 8, 2010, to approve a merger that combines SandRidge and Arena. On May 27, 2010, in connection with an agreement in principle to settle certain putative stockholder class actions related to the merger, SandRidge and Arena amended the terms of the merger agreement, dated April 3, 2010, by and among SandRidge, Arena and Steel Subsidiary Corporation, a wholly owned subsidiary of SandRidge, referred to as Merger Sub, pursuant to amendment no. 1 thereto. Amendment no. 1 provides, among other things, that if the merger agreement is terminated and a termination fee is payable by either SandRidge or Arena, such party has the option to pay the termination fee either in cash or in shares of its common stock.

On June 1, 2010, SandRidge, Merger Sub and Arena entered into a second amendment to the merger agreement, amendment no. 2. This amendment increases the cash portion of the merger consideration to be paid by SandRidge for each issued and outstanding share of Arena common stock from $2.50 to $4.50, and adds a “go shop” provision under which, from June 1 to July 1, 2010, Arena may: (i) solicit, initiate, or knowingly encourage the submission of, any takeover proposal and (ii) participate or engage in any discussions or negotiations regarding, or furnish information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any takeover proposal. Amendment no. 2 also modifies the amount of termination fees payable upon the occurrence of certain termination events. If Arena or SandRidge terminates the merger agreement under circumstances in which the termination fee payable by SandRidge or Arena, as applicable, was $50 million under the original merger agreement, amendment no. 2 reduces such termination fee from $50 million to $39 million, and under circumstances in which Arena or SandRidge, as applicable, terminates the merger agreement after failing to obtain the requisite stockholder vote at its special meeting and thereafter accepts, within 12 months following termination, an alternative takeover proposal, the termination fee is reduced from $30 million to $19 million. The stock portion of the merger consideration, which is 4.7771 shares of SandRidge common stock for each issued and outstanding share of Arena common stock, is not being changed as a result of amendment no. 2.

The merger agreement, as amended by amendment no. 1 and amendment no. 2, is referred to herein as the “amended merger agreement.” The merger cannot be completed unless Arena stockholders approve the amended merger agreement and SandRidge stockholders approve the issuance of shares of SandRidge common stock in the merger and the amendment to SandRidge’s certificate of incorporation. The boards of directors of SandRidge and Arena unanimously recommend that their respective stockholders vote “FOR” these proposals.

The special meetings of SandRidge and Arena stockholders to vote on these proposals have been rescheduled for July 16, 2010. SandRidge stockholders will vote at the SandRidge special meeting at the SandRidge Auditorium, 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma at 10:00 a.m. local time on July 16, 2010. Arena stockholders will vote at the Arena special meeting at the Doubletree Hotel, Warren Place, 6110 South Yale, Tulsa, Oklahoma at 9:00 a.m. local time on July 16, 2010.

The board of directors of each of SandRidge and Arena has set a new record date of June 16, 2010 for determining the SandRidge and Arena stockholders entitled to notice of and to vote at the rescheduled special meetings on July 16, 2010. If you have already delivered a properly executed proxy and do not wish to change your vote, you do not need to do anything. If you have not previously voted or if you wish to revoke or change your vote, please complete, date, sign and return the enclosed proxy card or submit a proxy by telephone or via the Internet using the instructions on the enclosed proxy card. If you hold your stock in “street name” through a bank, broker or other nominee, please direct your bank, broker or other nominee to vote in accordance with the instructions you have received from your bank, broker or other nominee.

This supplement to the May 5 joint proxy statement/prospectus contains important information about SandRidge, Arena, the amended merger agreement, the modified terms of the proposed merger and the special meetings of the respective stockholders of SandRidge and Arena. We encourage you to read carefully this supplement and the May 5 joint proxy statement/prospectus before voting, including the section entitled “Risk Factors” beginning on page 27 of the May 5 joint proxy statement/prospectus and the “Update to Risk Factors” beginning on page S-19 of this supplement.

Your vote is very important regardless of the number of shares you hold. We enthusiastically support this combination of our companies and join with our boards of directors in recommending that you vote “FOR” the approval of the issuance of shares of SandRidge common stock in connection with the merger and the amendment to SandRidge’s certificate of incorporation, in the case of SandRidge stockholders, and “FOR” the approval of the amended merger agreement, in the case of Arena stockholders.

Sincerely,

Tom L. Ward Chairman, Chief Executive Officer and President SandRidge Energy, Inc.	Phillip W. Terry President and Chief Executive Officer Arena Resources, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK TO BE ISSUED IN THE MERGER OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE DISCLOSURES IN THIS SUPPLEMENT OR THE MAY 5 JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This supplement is dated June 14, 2010, and is first being mailed to stockholders of SandRidge and Arena on or about June 17, 2010.

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

NOTICE OF RESCHEDULED SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JULY 16, 2010

To the stockholders of SandRidge Energy, Inc.:

NOTICE IS HEREBY GIVEN that a rescheduled special meeting of holders of common stock of SandRidge Energy, Inc., a Delaware corporation, referred to as SandRidge, will be held at the SandRidge Auditorium, 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma on July 16, 2010 at 10:00 a.m. local time, for the following purposes:

(1) to consider and vote on a proposal to approve the issuance of shares of SandRidge common stock in connection with the merger of Steel Subsidiary Corporation, referred to as Merger Sub, a wholly owned subsidiary of SandRidge, with and into Arena Resources, Inc., a Nevada corporation, referred to as Arena (or, in certain circumstances, the merger of Arena with and into Merger Sub);

(2) to vote on a proposal to amend the certificate of incorporation of SandRidge to increase the number of authorized shares of SandRidge capital stock from 450,000,000 to 850,000,000 and the authorized shares of SandRidge common stock from 400,000,000 to 800,000,000; and

(3) to transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

A copy of the merger agreement relating to the proposed merger is attached as Annex A to the May 5 joint proxy statement/prospectus, and copies of amendment no. 1 and amendment no. 2 to the merger agreement are attached to this supplement to the joint proxy statement/prospectus as Annex S-A and Annex S-B, respectively.

SandRidge has fixed the close of business on June 16, 2010, as the record date for the determination of stockholders entitled to receive notice of and to vote at the rescheduled special meeting or any adjournment or postponement thereof. A list of the stockholders entitled to vote will be open for examination by stockholders at SandRidge Energy, Inc., 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, during ordinary business hours during the ten-day period prior to the special meeting, and will also be available at the special meeting.

The board of directors of SandRidge unanimously:

(i) has determined that the amended merger agreement, and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, SandRidge and its stockholders;

(ii) has approved and adopted the amended merger agreement and approved the merger and the other transactions contemplated thereby;

(iii) has approved the amendment to the certificate of incorporation to increase the number of authorized shares of SandRidge common stock; and

(iv) recommends that the stockholders of SandRidge vote “FOR” approval of the issuance of shares of SandRidge common stock in connection with the merger and “FOR” the amendment to the certificate of incorporation to increase the number of authorized shares of SandRidge common stock.

We cordially invite you to attend the rescheduled special meeting in person. However, to ensure your representation at the special meeting, we encourage you to mark, sign, date and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may also vote by telephone or on the

Internet using the instructions on the proxy card. Your telephone/Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned your proxy card. If your shares are held in “street name” by a broker or other record holder, only that holder can vote your shares and the vote cannot be cast unless you provide instructions to your broker. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you attend the special meeting you may vote in person even if you have returned a proxy card, or voted by telephone or on the Internet.

If you previously submitted a proxy for the special meeting of stockholders originally scheduled to be held on June 8, 2010, which proxy has not subsequently been revoked, your proxy will be voted at the rescheduled SandRidge special meeting in the manner specified. If you have not previously voted or if you wish to revoke or change your vote, we urge you to complete, sign, date and promptly mail your enclosed proxy card or cast your vote in person or by delivering your proxy via telephone or via the Internet using the instructions on the proxy card.

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE RESCHEDULED SPECIAL MEETING, IF YOU HAVE NOT ALREADY VOTED OR IF YOU WISH TO REVOKE OR CHANGE THE VOTE YOU PREVIOUSLY CAST, PLEASE VOTE BY COMPLETING AND RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED OR BY FOLLOWING THE INSTRUCTIONS SHOWN ON THE PROXY CARD TO VOTE BY TELEPHONE OR ON THE INTERNET.

By order of the Board of Directors

Justin P. Byrne
Assistant Corporate Secretary
June 14, 2010

Arena Resources, Inc.

6555 South Lewis Avenue

Tulsa, Oklahoma 74136

NOTICE OF RESCHEDULED SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JULY 16, 2010

To the stockholders of Arena Resources, Inc.:

NOTICE IS HEREBY GIVEN that a rescheduled special meeting of holders of common stock of Arena Resources, Inc., a Nevada corporation, referred to as Arena, will be held at the Doubletree Hotel, Warren Place, 6110 South Yale, Tulsa, Oklahoma, on July 16, 2010 at 9:00 a.m. local time, for the following purposes:

(1) to consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of April 3, 2010, as amended by Amendment No. 1 thereto, dated as of May 27, 2010, and Amendment No. 2 thereto, dated as of June 1, 2010, by and among Arena, SandRidge Energy, Inc., a Delaware corporation, referred to as SandRidge, and Steel Subsidiary Corporation, referred to as Merger Sub, a wholly owned subsidiary of SandRidge, pursuant to which Merger Sub will merge with and into Arena (or, in certain circumstances, pursuant to which Arena will merge with and into Merger Sub); and

(2) to transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

A copy of the merger agreement relating to the proposed merger is attached as Annex A to the May 5 joint proxy statement/prospectus, and copies of amendment no. 1 and amendment no. 2 to the merger agreement are attached to this supplement to the joint proxy statement/prospectus as Annex S-A and Annex S-B, respectively.

Arena has fixed the close of business on June 16, 2010, as the record date for the determination of stockholders entitled to receive notice of and to vote at the rescheduled special meeting or any adjournment or postponement thereof. A list of the stockholders entitled to vote will be open for examination by stockholders at Arena Resources, Inc., 6555 South Lewis Avenue, Tulsa, Oklahoma 74136, during ordinary business hours during the ten-day period prior to the special meeting, and will also be available at the special meeting.

The board of directors of Arena unanimously:

(i) has determined that the amended merger agreement, the merger, in accordance with the terms of the amended merger agreement, and the other transactions contemplated thereby are advisable and in the best interests of Arena and its stockholders;

(ii) has approved and adopted the amended merger agreement and approved the merger and the other transactions contemplated thereby;

(iii) has directed that the amended merger agreement be submitted to a vote of the Arena stockholders at the special meeting; and

(iv) recommends that the stockholders of Arena vote “FOR” approval of the amended merger agreement.

We cordially invite you to attend the rescheduled special meeting in person. However, to ensure your representation at the special meeting, we encourage you to mark, sign, date and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may also vote by telephone or on the Internet. Your telephone/Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned your proxy card. If your shares are held in “street name” by a broker or other record holder, only that holder can vote your shares and the vote cannot be cast unless you provide instructions to your broker. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you attend the special meeting you may vote in person even if you have returned a proxy card, or voted by telephone or on the Internet using the instructions on the proxy card.

If you previously submitted a proxy for the special meeting of stockholders originally scheduled to be held on June 8, 2010, which proxy has not subsequently been revoked, your proxy will be voted at the rescheduled Arena special meeting in the manner specified. If you have not previously voted or if you wish to revoke or change your vote, we urge you to complete, sign, date and promptly mail your enclosed proxy card or cast your vote in person or by delivering your proxy via telephone or via the Internet using the instructions on the proxy card.

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE RESCHEDULED SPECIAL MEETING, IF YOU HAVE NOT ALREADY VOTED OR IF YOU WISH TO REVOKE OR CHANGE THE VOTE YOU PREVIOUSLY CAST, PLEASE VOTE BY COMPLETING AND RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED OR BY FOLLOWING THE INSTRUCTIONS SHOWN ON THE PROXY CARD TO VOTE BY TELEPHONE OR ON THE INTERNET.

By order of the Board of Directors

William R. Broaddrick
Secretary
June 14, 2010

Please do not send your common stock certificates at this time. If the merger is consummated, you will be sent instructions regarding the surrender of your certificates.

ADDITIONAL INFORMATION

This supplement and the May 5 joint proxy statement/prospectus incorporate by reference important business and financial information about SandRidge and Arena that is not included in or delivered with these documents. Such information is included in SandRidge’s and Arena’s documents filed with the Securities and Exchange Commission, referred to as the SEC, which are available without charge from the SEC’s website at www.sec.gov. See “Update to Where You Can Find More Information” beginning on page S-68 of this supplement.

Copies of the documents relating to SandRidge may also be obtained without charge from SandRidge on the Internet at www.sandridgeenergy.com, under the “Investor Relations” section, or may be requested via mail at SandRidge Energy, Inc., 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, Attention: Corporate Secretary or via telephone at (405) 429-5500.

Copies of the documents relating to Arena may be obtained without charge on the Internet at www.arenaresourcesinc.com, under the “Investor Relations” section, or may be requested via mail at Arena Resources, Inc., 6555 South Lewis Avenue, Tulsa, Oklahoma 74136, Attention: Secretary or via telephone at (918) 747-6060.

If you wish to obtain any of these documents from SandRidge or Arena, you should, to ensure timely delivery, make your request no later than July 9, 2010.

All information in this document concerning SandRidge has been furnished by SandRidge. All information in this document concerning Arena has been furnished by Arena. SandRidge has represented to Arena, and Arena has represented to SandRidge, that the information furnished by and concerning it is true and complete.

LIST OF ANNEXES

Annex S-A	Amendment no. 1 to Agreement and Plan of Merger
Annex S-B	Amendment no. 2 to Agreement and Plan of Merger
Annex S-C	Opinion of SandRidge’s Financial Advisor
Annex S-D	Opinion of Arena’s Financial Advisor

INTRODUCTION

The information provided in the May 5 joint proxy statement/prospectus, which was previously mailed to stockholders of SandRidge and Arena, is hereby incorporated by reference into this supplement. To the extent information in this supplement differs from, updates or conflicts with information contained in the May 5 joint proxy statement/prospectus, the information in this supplement governs.

UPDATE TO QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you, as a stockholder of SandRidge or Arena, may have regarding the respective rescheduled special meetings of stockholders of SandRidge and Arena and brief answers to those questions. They may not include all of the information that is important to you. SandRidge and Arena recommend that you read carefully this entire supplement, including the annexes, the May 5 joint proxy statement/prospectus and the other documents we refer to, or incorporate by reference, in this supplement and in the May 5 joint proxy statement/prospectus.

General

Q:	Why are you sending me this supplement to the May 5 joint proxy statement/prospectus?

A:	We are sending you this supplement to the May 5 joint proxy statement/prospectus because on May 27 and again on June 1, 2010, SandRidge and Arena amended the original merger agreement, dated April 3, 2010. This supplement provides information on these two amendments and updates the May 5 joint proxy statement/prospectus that was previously mailed to stockholders of SandRidge and Arena. Copies of amendment no. 1 and amendment no. 2 to the merger agreement are attached to this supplement as Annex S-A and Annex S-B, respectively.

Q:	What are the significant changes in the amended merger agreement?

A:	The terms of the amended merger agreement are more fully described in the section entitled, “The Amendments to the Merger Agreement” beginning on page S-64 of this supplement.

Amendment no. 1 provides, among other things, that if the merger agreement is terminated and a termination fee is payable by either SandRidge or Arena, such party has the option to pay the termination fee either in cash or in shares of its common stock.

Amendment no. 2 increases the cash portion of the merger consideration to be paid by SandRidge for each issued and outstanding share of Arena common stock from $2.50 to $4.50, and adds a “go shop” provision under which, from June 1 to July 1, 2010, Arena may: (i) solicit, initiate, or knowingly encourage the submission of, any takeover proposal and (ii) participate or engage in any discussions or negotiations regarding, or furnish information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any takeover proposal. Amendment no. 2 also modifies the amount of termination fees payable upon the occurrence of certain termination events. If Arena or SandRidge terminates the merger agreement under circumstances in which the termination fee payable by SandRidge or Arena, as applicable, was $50 million under the original merger agreement, amendment no. 2 reduces such termination fee from $50 million to $39 million, and under circumstances in which Arena or SandRidge, as applicable, terminates the merger agreement after failing to obtain the requisite stockholder vote at its special meeting and thereafter accepts, within 12 months following termination, an alternative takeover proposal, the termination fee is reduced from $30 million to $19 million. The stock portion of the merger consideration, which is 4.7771 shares of SandRidge common stock for each issued and outstanding share of Arena common stock, is not being changed as a result of amendment no. 2.

Q:	What will Arena stockholders now receive in the merger?

A:

Pursuant to the amended merger agreement, at the effective time of the merger, each issued and outstanding share of Arena common stock will be cancelled and converted into the right to receive 4.7771 shares of

SandRidge common stock, plus $4.50 in cash, subject to adjustment as described under “Update to The Merger—Merger Consideration” in this supplement.

Q:	Why was the date of the SandRidge and Arena special meetings changed?

A:	The date of the SandRidge and Arena special meetings was changed to allow the Arena board of directors the opportunity to exercise the rights provided under the “go shop” provisions of the amended merger agreement.

Q:	What is the record date for the rescheduled special meetings and why was it changed?

A:	The record date for determining who is entitled to notice of and to vote at the rescheduled SandRidge and Arena special meetings is June 16, 2010. The boards of directors of SandRidge and Arena determined that it was in the best interests of their respective companies’ stockholders to set a new record date for the rescheduled special meetings for a number of reasons, including the amount of time that will have elapsed between the originally scheduled special meetings on June 8, 2010 and the rescheduled special meetings on July 16, 2010, the heavy trading volume in the companies’ shares since the previous May 5, 2010 record date, and the desire to provide those stockholders who may have purchased shares since the May 5, 2010 record date the opportunity to vote those shares at the rescheduled special meetings.

Q:	How does the SandRidge board of directors recommend that SandRidge stockholders vote?

A:	The board of directors of SandRidge unanimously recommends that SandRidge’s stockholders vote “FOR” approval of the issuance of shares of SandRidge common stock in connection with the merger and “FOR” the amendment to the certificate of incorporation to increase the number of authorized shares of SandRidge common stock

Q:	How does the board of directors of Arena recommend that Arena stockholders vote?

A:	The board of directors of Arena unanimously recommends that Arena’s stockholders vote “FOR” approval of the amended merger agreement.

Q:	What if I already voted using the proxy you sent me earlier?

A:	First, carefully read this supplement, including the annexes, and the May 5 joint proxy statement/prospectus, including the original merger agreement contained as Annex A thereto. If you have already delivered a properly executed proxy, you will be considered to have voted on the proposals, and you do not need to do anything unless you wish to change your vote. All of the shares you own as of June 16, 2010 will be voted in accordance with your previously delivered proxy, even if the number of shares has changed from the number you owned on the prior record date of May 5, 2010.

If you have not already delivered a properly executed proxy, or if you wish to change your vote, please complete, sign and date the enclosed proxy card and return it in the accompanying pre-addressed postage paid envelope or submit a proxy by telephone or on the Internet to ensure that your shares will be represented at the rescheduled special meeting. If you hold shares in “street name” (that is, in the name of a broker, bank or other record holder), and you have not already delivered a properly executed proxy, or wish to change your vote, you must provide the broker, bank or other record holder with instructions on how to vote your shares. Please refer to your voting card or other information forwarded by your broker, bank or other holder of record to determine whether you may vote by telephone or on the Internet and follow the instructions on the card or other information provided by the record holder.

Q:	When do you expect to complete the merger?

A:

SandRidge and Arena currently expect to complete the merger promptly after (i) SandRidge stockholders approve the issuance of shares under the terms of the amended merger agreement and the amendment to the SandRidge certificate of incorporation at the SandRidge special meeting, (ii) Arena stockholders approve the amended merger agreement at the Arena special meeting, and (iii) all other conditions to the merger have been satisfied or waived. Both special meetings are currently scheduled to be held on July 16, 2010. However, there can be no assurance that the conditions to closing contained in the amended merger agreement will be met or that the merger will be completed shortly after the special meetings.

For SandRidge Stockholders

Q:	When and where is the rescheduled special meeting of the SandRidge stockholders?

A:	The rescheduled SandRidge special meeting will take place on July 16, 2010 at 10:00 a.m., local time. The location of the special meeting is the SandRidge Auditorium, 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma.

Q:	Who is entitled to vote at the SandRidge special meeting?

A:	Holders of record of SandRidge common stock at the close of business on June 16, 2010 are entitled to vote at the SandRidge special meeting.

Q:	What vote of SandRidge stockholders is required to approve the share issuance in the merger?

A:	The required vote of SandRidge stockholders to approve the issuance of shares of SandRidge common stock in connection with the merger has not changed. This proposal requires the affirmative vote of a majority of the votes cast in person or by proxy and entitled to vote at the SandRidge special meeting.

Q:	What vote of SandRidge stockholders is required to approve the amendment to the certificate of incorporation?

A:	The required vote of SandRidge stockholders to approve the amendment to the certificate of incorporation to increase the number of authorized shares of SandRidge common stock has not changed. This proposal requires the affirmative vote of a majority of the outstanding shares of SandRidge common stock entitled to vote at the SandRidge special meeting.

Q:	Who should I contact if I have questions?

A:	If you need any assistance in completing your proxy card or have any questions regarding the SandRidge special meeting, you should contact SandRidge Energy, Inc., Attn: Corporate Secretary, 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, Telephone: (405) 429-5500 or SandRidge’s proxy solicitor, MacKenzie Partners Inc., 105 Madison Avenue, New York, New York 10016, Telephone: (800) 322-2885.

For Arena Stockholders

Q:	When and where is the rescheduled special meeting of the Arena stockholders?

A:	The rescheduled Arena special meeting will take place on July 16, 2010, at 9:00 a.m. local time. The location of the special meeting is the Doubletree Hotel, Warren Place, 6110 South Yale, Tulsa, Oklahoma.

Q:	Who is entitled to vote at the Arena special meeting?

A:	Holders of record of Arena common stock at the close of business on June 16, 2010 are entitled to vote at the Arena special meeting.

Q:	What are the tax consequences of the merger?

A:

The tax consequences of the merger have not changed as a result of either amendment no. 1 or amendment no. 2 to the merger agreement. SandRidge and Arena intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. As a result, Arena stockholders will recognize gain (but not loss) for U.S. federal income tax purposes in an amount not to exceed the cash received as part of the merger consideration (other than cash in lieu of fractional shares of SandRidge common stock). Arena stockholders will generally recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of SandRidge common stock. This treatment may not be available to certain non-U.S. holders of more than 5% of Arena’s common stock. For a full description of the material tax consequences of the merger for Arena stockholders, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 80 of the May 5 joint proxy statement/prospectus.

Q:	What vote of Arena stockholders is required to approve the amended merger agreement?

A:	The required vote of Arena stockholders to approve the amended merger agreement has not changed. This proposal requires the affirmative vote of the holders of at least a majority of shares of Arena common stock issued and outstanding and entitled to vote at the Arena special meeting.

Q:	Who should I contact if I have questions?

A:	If you need any assistance in completing your proxy card or have any questions regarding the Arena special meeting, you should contact Arena Resources, Inc., Attn: Secretary, 6555 South Lewis Avenue, Tulsa, Oklahoma 74136, Telephone: (918) 747-6060. or Arena’s proxy solicitor, Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022, Telephone: (888) 750-5834.

UPDATE TO CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

SandRidge and Arena have made certain forward-looking statements in this supplement and in the documents referred to herein which are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of the companies and on the information currently available to such management. Forward-looking statements include information concerning possible or assumed future results of SandRidge, Arena and the combined company and may be preceded by, followed by, or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions. These statements occur in, among other places:

•	“Update to Questions and Answers About the Merger;”

•

“Update to Summary—Selected Historical Financial Data of SandRidge;” “—Selected Historical Financial Data of Arena;” “—Selected Unaudited Pro Forma Financial Information;” “—Summary Pro Forma Combined Oil and Natural Gas Reserve and Production Data;” “—Comparative Per Share Information;” and “—Comparative Per Share Market Price and Dividend Information;”

•	“Update to Risk Factors;”

•

“Update to The Merger—Background of the Merger;” “—SandRidge’s Considerations Relating to the Merger and the Share Issuance;” “—Recommendation of the SandRidge Board of Directors;” “—Arena’s Considerations Relating to the Merger;” and “—Recommendation of the Arena Board of Directors;”

•	“Update to The Merger—Opinion of SandRidge’s Financial Advisor;” and “—Opinion of Arena’s Financial Advisor;”

•	“Update to Unaudited Pro Forma Condensed Combined Financial Information;” and

•	Statements contained elsewhere in this document concerning SandRidge’s and Arena’s plans for the combined company’s growth and future operations or financial position.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of SandRidge, Arena and the combined company may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond SandRidge’s and Arena’s ability to control or predict. Stockholders of Arena and SandRidge are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date of this supplement. Except for their ongoing obligations to disclose material information as required by the Federal securities laws, SandRidge and Arena do not have any intention or obligation to update forward-looking statements after they distribute this supplement. For those statements, which include all statements in this document and in documents referred to herein that are not historical facts, SandRidge and Arena claim the protection of the safe harbor for forward-looking statements set forth in the Private Securities Litigation Reform Act of 1995.

UPDATE TO SUMMARY

The following is a summary that highlights information contained in this supplement. This summary does not contain all of the information that may be important to you. For a more complete description of amendment no. 1 and amendment no. 2 to the merger agreement and the transactions contemplated by the amended merger agreement, we encourage you to read carefully this entire supplement, including the annexes, and the entire May 5 joint proxy statement/prospectus, including the original merger agreement attached thereto as Annex A. In addition, we encourage you to read the information incorporated by reference into this supplement and the May 5 joint proxy statement/prospectus, which includes important business and financial information about SandRidge and Arena that has been filed with the SEC. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Amendments to the Merger Agreement (pages S-64 and S-65)

On May 27, 2010, in connection with an agreement in principle to settle certain putative stockholder class actions related to the merger, SandRidge and Arena amended the terms of the merger agreement pursuant to amendment no. 1 thereto. Amendment no. 1 provides, among other things, that if the merger agreement is terminated and a termination fee is payable by either SandRidge or Arena as a result of such termination, such party has the option to pay to the other party the termination fee either in cash or in shares of its common stock. The amendment also modified the provisions of the merger agreement regarding non-solicitation of takeover proposals. Amendment no. 1 to the merger agreement is attached as Annex S-A to this supplement.

On June 1, 2010, SandRidge and Arena entered into a second amendment to the merger agreement, amendment no. 2. This amendment increases the cash portion of the merger consideration to be paid by SandRidge for each issued and outstanding share of Arena common stock from $2.50 to $4.50, and adds a “go shop” provision under which, from June 1 to July 1, 2010, Arena may: (i) solicit, initiate, or knowingly encourage the submission of, any takeover proposal and (ii) participate or engage in any discussions or negotiations regarding, or furnish information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any takeover proposal. Amendment no. 2 also modifies the amount of termination fees payable upon the occurrence of certain termination events. If Arena or SandRidge terminates the merger agreement under circumstances in which the termination fee payable by SandRidge or Arena, as applicable, was $50 million under the original merger agreement, amendment no. 2 reduces such termination fee from $50 million to $39 million, and under circumstances in which Arena or SandRidge, as applicable, terminates the merger agreement after failing to obtain the requisite stockholder vote at its special meeting and thereafter accepts, within 12 months following termination, an alternative takeover proposal, the termination fee is reduced from $30 million to $19 million. The stock portion of the merger consideration, which is 4.7771 shares of SandRidge common stock for each issued and outstanding share of Arena common stock, is not being changed as a result of amendment no. 2. Amendment no. 2 to the merger agreement is attached as Annex S-B to this supplement.

We encourage you to carefully read amendment no. 1 and amendment no. 2 to the merger agreement, as well as the original merger agreement, which is attached as Annex A to the May 5 joint proxy statement/prospectus, in their entirety.

What Arena Stockholders Will Receive in the Merger (page S-50)

In the merger, holders of shares of Arena common stock will receive 4.7771 shares of SandRidge common stock, plus $4.50 in cash for each share of Arena common stock that they own immediately prior to the effective time of the merger. The ratio of 4.7771 shares of SandRidge common stock for each share of Arena common stock is referred to as the exchange ratio. Arena stockholders will receive cash for any fractional shares which they would otherwise receive in the merger.

The treatment of outstanding options to purchase shares of Arena common stock and of outstanding awards of Arena restricted stock is not being changed as a result of the amendments to the merger agreement, and will be as described in the May 5 joint proxy statement/prospectus, except that the “conversion ratio” described therein will be determined using the revised cash consideration of $4.50 per share instead of $2.50 per share as in the original merger agreement. For a more complete discussion of the treatment of Arena stock options and restricted stock, see “Update to Interests of Certain Persons in the Merger—Arena Stock Options and Restricted Stock” and “Interests of Certain Persons in the Merger—Arena Stock Options and Restricted Stock” in the May 5 joint proxy statement/prospectus.

Ownership of SandRidge Following the Merger

Based on the number of outstanding shares of Arena common stock on June 9, 2010, we anticipate that Arena stockholders will receive approximately 188.6 million shares of SandRidge common stock in the merger. Based on that number and on the number of outstanding shares of SandRidge common stock on June 9, 2010, following the merger, former Arena stockholders will own approximately 47.2% of the outstanding shares of SandRidge common stock (including approximately 0.7 million shares of SandRidge common stock that will be issued in respect of Arena restricted stock) and therefore will have approximately 47.2% of the total voting power of the SandRidge common stock. These numbers do not give effect to shares of SandRidge common stock that may be issued upon the exercise of outstanding SandRidge options or upon the conversion of Arena shares that may be issued prior to the closing of the merger upon the exercise of outstanding Arena options.

The Rescheduled Special Meetings (pages S-20 and S-21)

The rescheduled special meeting of SandRidge stockholders will be held at the SandRidge Auditorium, 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma, at 10:00 a.m., local time, on July 16, 2010. At the special meeting, stockholders will be asked to approve the amendment to the SandRidge certificate of incorporation and the issuance of the shares of SandRidge common stock in connection with the merger.

The rescheduled special meeting of Arena stockholders will be held at the Doubletree Hotel, Warren Place, 6110 South Yale, Tulsa, Oklahoma, at 9:00 a.m., local time, on July 16, 2010. At the special meeting, stockholders will be asked to approve the amended merger agreement.

Record Date; Voting Power (pages S-20 and S-21)

SandRidge stockholders are entitled to vote at the rescheduled SandRidge special meeting if they owned shares as of the close of business on June 16, 2010, referred to as the SandRidge record date. On June 9, 2010, there were 211,080,593 shares of SandRidge common stock outstanding and entitled to vote. Stockholders will have one vote at the special meeting for each share of SandRidge common stock they owned on the SandRidge record date.

Arena stockholders are entitled to vote at the rescheduled Arena special meeting if they owned shares as of the close of business on June 16, 2010, referred to as the Arena record date. On June 9, 2010, there were 39,459,486 shares of Arena common stock outstanding and entitled to vote. Stockholders will have one vote at the special meeting for each share of Arena common stock they owned on the Arena record date.

Vote Required (pages S-20 and S-21)

As of June 9, 2010, shares representing approximately 14.69% of the total outstanding shares of SandRidge common stock were held by SandRidge’s directors, executive officers and their respective affiliates.

As of June 9, 2010, shares representing approximately 3.00% of the total outstanding shares of Arena common stock were held by Arena’s directors, executive officers and their respective affiliates.

Opinions of Financial Advisors (pages S-29 through S-50)

SandRidge’s Financial Advisor. Deutsche Bank Securities Inc., referred to as Deutsche Bank, delivered a written opinion to the SandRidge board of directors as to the fairness, from a financial point of view, to SandRidge of the merger consideration provided for in the merger pursuant to the amended merger agreement. The full text of Deutsche Bank’s written opinion, dated June 1, 2010, is attached to this supplement as Annex S-C. The written opinion attached as Annex S-C supersedes, in all respects, Deutsche Bank’s written opinion to the SandRidge board of directors, dated April 3, 2010, and attached as Annex B to the May 5 joint proxy statement/prospectus. We encourage you to read Deutsche Bank’s written opinion carefully in its entirety for a description of the procedures followed, assumptions made, and qualifications and limitations of the review undertaken. Deutsche Bank’s opinion was provided to the SandRidge board of directors in connection with its consideration of the merger, and does not constitute a recommendation to any stockholder of SandRidge as to whether to vote for or against the issuance of the shares of SandRidge common stock in connection with the merger.

Arena’s Financial Advisor. In connection with the merger, Tudor, Pickering, Holt & Co. Securities, Inc., referred to as TudorPickering, delivered a written opinion to the Arena board of directors as to the fairness, from a financial point of view, of the merger consideration to be received by the holders (excluding specified holders) of the outstanding shares of Arena pursuant to the amended merger agreement. The full text of TudorPickering’s written opinion, dated June 1, 2010, is attached to this supplement as Annex S-D. We encourage you to read TudorPickering’s written opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. TudorPickering’s opinion was provided to the Arena board of directors in connection with the board’s consideration of the merger, does not address any other aspect of the proposed merger and does not constitute a recommendation as to how any holder of interests in Arena should vote or act with respect to the merger or any other matter.

Market Price Information (page S-17)

SandRidge’s and Arena’s common stock are each listed on the New York Stock Exchange. On April 1, 2010, the last full trading day on the New York Stock Exchange prior to the public announcement of the proposed merger, SandRidge common stock closed at $7.85 per share and Arena common stock closed at $34.26 per share. Based on the exchange ratio of 4.7771 shares of SandRidge common stock, plus $4.50 cash for each share of Arena common stock, the pro forma equivalent per share value of the Arena common stock on April 1, 2010 was approximately $42.00.

On June 11, 2010, SandRidge common stock closed at $6.74 per share and Arena common stock closed at $35.20 per share. Based on the foregoing assumptions, the pro forma equivalent per share value of the Arena common stock on June 11, 2010 was approximately $36.70 per share.

Selected Historical Financial Data of SandRidge

Set forth below is selected consolidated financial data of SandRidge as of March 31, 2010 and December 31, 2009 and for the three months ended March 31, 2010 and 2009. The information is derived from unaudited financial statements of SandRidge, which are incorporated by reference in this supplement. This information should be read together with SandRidge’s consolidated financial statements, the accompanying notes and management’s discussion and analysis of financial condition and results of operations contained in SandRidge’s reports on file with the SEC and incorporated by reference in this supplement. See “Update to Where You Can Find Other Information” beginning on page S-68.

	Three Months Ended March 31,
	2010	2009
	(In thousands, except per share data)
	(unaudited)
Statements of Operations Data:
Revenues	210,994	159,013
Expenses:
Production	50,272	45,734
Production taxes	4,838	1,491
Drilling and services	7,209	4,925
Midstream and marketing	25,506	23,888
Depreciation and depletion—oil and natural gas	52,278	60,093
Depreciation, depletion and amortization—other	12,303	12,726
Impairment	—	1,304,418
General and administrative	31,674	28,485
Gain on derivative contracts	(61,952)	(206,647)
(Gain) loss on sales of assets	(304)	180

Total expenses	121,824	1,275,293

Income (loss) from operations	89,170	(1,116,280)

Other income (expense):
Interest income	69	11
Interest expense	(62,089)	(40,748)
Income from equity investments	—	234
Other income, net	1,236	760

Total other (expense) income	(60,784)	(39,743)

Income (loss) before income taxes	28,386	(1,156,023)
Income tax expense (benefit)	12	(1,169)

Net income (loss)	28,374	(1,154,854)
Less: net income attributable to noncontrolling interest	1,138	3

Net income (loss) attributable to SandRidge Energy, Inc.	27,236	(1,154,857)
Preferred stock dividends	8,631	—

Income available (loss applicable) to SandRidge Energy, Inc. common stockholders	$18,605	$(1,154,857)

Earnings Per Share Information:
Basic and Diluted
Net income (loss) attributable to SandRidge Energy, Inc.	0.13	(7.07)
Preferred stock dividends	0.04	—

Income (loss) per share available (applicable) to SandRidge Energy, Inc. common stockholders	$0.09	$(7.07)

Weighted average number of common shares outstanding:
Basic	209,145	163,321

Diluted	209,932	163,321

	March 31, 2010	December 31, 2009
	(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,571	$7,861
Property, plant and equipment, net	2,596,609	2,433,643
Total assets	2,971,665	2,780,317
Long-term debt	2,610,410	2,566,935
Total (deficit) equity	(171,330)	(195,905)
Total liabilities and equity	2,971,665	2,780,317

Selected Consolidated Historical Financial Data of Arena

Set forth below is selected consolidated financial data of Arena as of March 31, 2010 and December 31, 2009 and for the three months ended March 31, 2010 and 2009. The information is derived from unaudited financial statements of Arena, which are incorporated by reference in this supplement. This information should be read together with Arena’s consolidated financial statements, the accompanying notes and management’s discussion and analysis of financial condition and results of operations contained in Arena’s reports on file with the SEC and incorporated by reference in this supplement. See “Update to Where You Can Find Other Information” beginning on page S-68.

	Three Months Ended March 31,
	2010	2009
	(Unaudited)
Statements of Operations Data:
Revenues	$51,797,626	$20,193,160
Costs of revenues	23,157,182	10,194,912
Realized gain on oil derivative	(25,500)	(5,111,210)
Depreciation, depletion and amortization	12,297,186	7,231,481
Accretion	131,965	94,750
General and administrative	3,503,810	2,674,769
Net income	18,113,091	6,465,449
Basic income per common share	$0.47	$0.17
Diluted income per common share	$0.46	$0.17

	March 31, 2010	December 31, 2009
	(Unaudited)
Balance Sheet Data:
Current assets	$78,213,655	$80,171,888
Oil and gas properties subject to amortization	708,649,133	661,453,134
Total assets	691,080,366	657,070,934
Total current liabilities	19,325,605	18,571,593
Total long-term liabilities	127,426,032	115,832,611
Total stockholder equity	544,328,729	522,666,730

Selected Unaudited Pro Forma Financial Information

SandRidge and Arena are providing the following selected unaudited pro forma financial information to present a summary of the results of operations and financial position of the combined company after giving effect to (i) the merger, absent any operational or other changes, had SandRidge’s and Arena’s businesses been combined for the periods and at the dates indicated, and (ii) SandRidge’s December 2009 acquisition of Permian Basin properties from Forest Oil Corporation.

The pro forma adjustments are based upon available information and assumptions that each company’s management believes are reasonable. The selected unaudited pro forma financial information is presented for illustrative purposes only and is based on the estimates and assumptions set forth below and in the notes accompanying the unaudited pro forma condensed combined financial information. The companies may have performed differently had they always been combined. Stockholders should not rely on this information as necessarily being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger. The selected unaudited pro forma financial information (i) has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information and accompanying notes included in this supplement as described under “Update to Unaudited Pro Forma Condensed Combined Financial Information” beginning on page S-53 and (ii) should be read in conjunction with the consolidated financial statements of SandRidge and Arena incorporated by reference in this joint proxy statement/prospectus. See “Update to Where You Can Find More Information” on page S-68.

The unaudited pro forma condensed combined financial information was prepared based on the following assumptions:

•

SandRidge issued an aggregate of approximately 189.8 million shares of SandRidge common stock and paid $177.0 million in cash for all the outstanding shares of common stock of Arena (including shares of restricted stock expected to vest prior to the merger). The shares of SandRidge common stock to be issued in the merger also includes shares issued in respect of outstanding options to purchase Arena common stock that are in-the-money, which, for purposes of the pro forma financial information, are all currently outstanding options with an exercise price less than $31.35 per share (the closing price of Arena common stock on June 1, 2010). The actual number of shares issued in exchange for outstanding Arena options will depend on the number of unexercised options outstanding at closing and will be determined based upon Arena’s closing price on the closing date of the merger.

•	SandRidge drew $177.0 million under its senior credit facility to fund the cash component of the merger consideration.

•	SandRidge’s professional services costs and other costs directly related to the transaction were $19.3 million.

•

The unaudited pro forma balance sheet has been prepared as if the merger occurred on March 31, 2010. The unaudited pro forma statements of operations have been prepared as if the merger and SandRidge’s acquisition of the Permian Basin assets occurred on January 1, 2009.

•	The merger was accounted for as a purchase of Arena by SandRidge.

•

Cost savings (or associated costs to achieve those savings) from operating efficiencies, synergies or other restructuring that could result from the merger have not been reflected as an adjustment to the historical data.

	Year Ended December 31, 2009	Three Months Ended March 31, 2010
	(In thousands, except per share amounts)
Pro Forma Condensed Combined Statement of Operations Data:
Revenues	$808,834	$262,792
Total operating expenses	2,357,350	151,041

(Loss) income from operations	(1,548,516)	111,751
Total other (expense) income	(219,752)	(61,674)

(Loss) income before income tax (benefit) expense	(1,768,268)	50,077
Income tax (benefit) expense	(8,716)	12

Net (loss) income	$(1,759,552)	$50,065

(Loss applicable) income available to common stockholders	$(1,782,256)	$40,296

Pro forma net income per common share:
Basic	$(4.58)	$0.10
Diluted	$(4.58)	$0.10

As of March 31, 2010
(In thousands)
Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$38,316
Property, plant and equipment, net	3,912,083
Total assets	4,675,034
Long-term debt (excluding current maturities)	2,787,368
Total equity	1,326,434
Total liabilities and equity	4,675,034

Summary Pro Forma Combined Oil and Natural Gas Production Data

The following table sets forth summary pro forma information with respect to SandRidge’s and Arena’s combined oil and natural gas production for the three months ended March 31, 2010. This pro forma information gives effect to the merger as if it occurred on January 1, 2010. The SandRidge and Arena oil and natural gas production data presented below was derived from each company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010, which are incorporated by reference in this supplement.

	Production for the Three Months Ended March 31, 2010
	SandRidge Historical	Arena Historical	SandRidge Pro Forma Combined
Oil (MBbls)(1)	1,211	631	1,842
Natural Gas (MMcf)	19,057	651	19,708
Total (MMcfe)(2)	26,323	4,437	30,760

(1)	Includes natural gas liquids.
(2)	Assumes a ratio of 6 mcf of natural gas per barrel of oil.

Comparative Per Share Information

The following tables set forth historical per share information for SandRidge common stock and Arena common stock and unaudited pro forma condensed combined per share information after giving effect to the merger under the purchase method of accounting.

The unaudited pro forma condensed combined per share information does not purport to represent what the results of operations or financial position of SandRidge, Arena or the combined company would actually have been had the merger occurred at the beginning of the period shown or to project SandRidge’s, Arena’s or the combined company’s results of operations or financial position for any future period or date. Such pro forma information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and accompanying notes included in this supplement as described under “Update to Unaudited Pro Forma Condensed Combined Financial Information” beginning on page S-53.

The historical per share information is derived from, and should be read in conjunction with, the financial statements for each of SandRidge and Arena, which are contained in the reports and other information that have been filed with the SEC and incorporated by reference in this supplement. See “Update to Where You Can Find More Information” beginning on page S-68.

	Year Ended December 31, 2009	Three Months Ended March 31, 2010
SandRidge Historical Per Common Share Data:
Income from continuing operations:
Basic(a)	$(10.20)	$0.09
Diluted(b)	$(10.20)	$0.09
Cash dividends	—	—
Book value(c)	N/A	$(0.70)

Arena Historical Per Common Share Data:
Income from continuing operations:
Basic(a)	$1.10	$0.47
Diluted(b)	$1.09	$0.46
Cash dividends	—	—
Book value(c)	N/A	$13.46

Pro Forma Combined Company Per Common Share Data:
Income from continuing operations:
Basic(d)	$(4.58)	$0.10
Diluted(d)	$(4.58)	$0.10
Cash dividends	—	—
Book value(e)	N/A	$2.90

Pro Forma Arena Equivalent Per Common Share Data:
Income from continuing operations:
Basic(f)	$(21.88)	$0.48
Diluted(f)	$(21.88)	$0.48
Cash dividends(f)	—	—
Book value(f)	N/A	$13.85

(a)	Based on the weighted average number of shares of common stock outstanding for SandRidge and Arena, respectively, for such period.

(b)	Based on the weighted average number of shares of common stock outstanding plus the potential dilution that would occur if interests in securities (such as the outstanding options and convertible perpetual preferred stock) were exercised and converted into common stock of SandRidge or Arena for such period.
(c)	Computed by dividing stockholders’ equity (excluding noncontrolling interests) by the number of shares of common stock at the end of such period plus the dilutive effect of interests in securities (such as the outstanding options and convertible perpetual preferred stock).
(d)	Based on the pro forma net income from the “Update to Unaudited Pro Forma Combined Consolidated Financial Information” beginning on page S-53 which gives effect to the merger under the purchase method of accounting.
(e)	Computed by dividing stockholders’ equity by the number of outstanding shares of SandRidge common stock at the end of such period, adjusted to include the estimated number of shares of SandRidge common stock to be issued in the merger plus the dilutive effect of interests in securities (such as the outstanding options and convertible perpetual preferred stock) at the end of such period.
(f)	Based on the assumed conversion of each share of Arena common stock into 4.7771 shares of SandRidge common stock in the merger.

Comparative Per Share Market Price and Dividend Information

SandRidge common stock is listed for trading on the New York Stock Exchange under the symbol “SD.” Arena common stock is listed for trading on the New York Stock Exchange under the symbol “ARD.” The following table sets forth, for the periods indicated, the high and low sale prices per share of SandRidge and Arena common stock on the New York Stock Exchange. For current price information, you should consult publicly available sources. Arena has neither declared nor paid any cash dividends on its common stock in the past three years. SandRidge has neither declared nor paid any cash dividends on its common stock, and does not anticipate declaring any dividends on its common stock in the foreseeable future.

SandRidge Common Stock

	High	Low
2010
Second Quarter (through June 11, 2010)	$8.03	$5.86
First Quarter	$11.08	$7.13

2009
Fourth Quarter	$14.08	$7.97
Third Quarter	$15.00	$7.44
Second Quarter	$11.84	$6.31
First Quarter	$8.79	$4.49

2008
Fourth Quarter	$19.54	$4.85
Third Quarter	$69.41	$17.46
Second Quarter	$69.00	$37.88
First Quarter	$41.05	$28.50

Arena Common Stock

	High	Low
2010
Second Quarter (through June 11, 2010)	$38.24	$26.78
First Quarter	$45.15	$30.81

2009
Fourth Quarter	$45.72	$32.25
Third Quarter	$36.65	$26.52
Second Quarter	$38.75	$24.80
First Quarter	$32.79	$18.59

2008
Fourth Quarter	$39.03	$17.63
Third Quarter	$56.59	$32.47
Second Quarter	$57.60	$38.00
First Quarter	$44.17	$29.25

The following table sets forth the closing prices per share of SandRidge and Arena common stock, as well as the equivalent per share of Arena common stock price pursuant to the amended merger agreement, on April 1, 2010, the last full trading day prior to the public announcement of the merger, and June 11, 2010, the last full trading day that this information could practicably be calculated prior to the date of this supplement.

	SandRidge Common Stock	Arena Common Stock	Equivalent per share of Arena Common Stock
April 1, 2010	$7.85	$34.26	$42.00
June 11, 2010	$6.74	$35.20	$36.70

UPDATE TO RISK FACTORS

Risks Relating to the Merger

Merger-related charges will be incurred.

SandRidge and Arena estimate that, as a result of the merger, the combined company will incur cash severance expenses of approximately $0.2 million and make certain retention incentive payments in cash in an aggregate amount of approximately $2.4 million. In addition, SandRidge and Arena expect to incur other merger-related cash expenses of approximately $19.3 million, consisting of investment banking, legal and accounting fees and financial printing and other related charges. The foregoing amounts are preliminary estimates and the actual amounts may be higher or lower. Moreover, the combined company is likely to incur additional expenses in future periods in connection with the integration of SandRidge’s and Arena’s businesses.

Risks Relating to the Combined Company’s Operations After the Consummation of the Merger

The combined company has a substantial amount of indebtedness, which may adversely affect its cash flow and ability to operate its business.

As adjusted for the merger, at March 31, 2010, the combined company’s total indebtedness was $2.8 billion, and the combined company had preferred stock outstanding with an aggregate liquidation preference of $465.0 million. The combined company’s substantial level of indebtedness and preferred stock outstanding increases the possibility that it may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of its indebtedness. The combined company’s substantial indebtedness, combined with certain leases and other financial obligations and contractual commitments, could have other important consequences to the combined company. For example, it could:

•	make the combined company more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•

require the combined company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit the combined company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•

place the combined company at a disadvantage compared to its competitors that are less leveraged and, therefore, may be able to take advantage of opportunities that its indebtedness prevents it from pursuing; and

•

limit the combined company’s ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of its business strategy or other purposes.

Any of the above listed factors could have a material adverse effect on the combined company’s business, financial condition and results of operations.

THE RESCHEDULED SANDRIDGE SPECIAL MEETING

Date; Place and Time

The rescheduled special meeting is scheduled to be held at the SandRidge Auditorium, 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma, on July 16, 2010, at 10:00 a.m. local time.

Purpose of the Rescheduled Special Meeting

The purpose of the rescheduled special meeting is to consider and vote upon the issuance of the shares of SandRidge common stock and the amendment to the certificate of incorporation to increase the number of authorized shares of SandRidge common stock in connection with the merger pursuant to the merger agreement, dated as of April 3, 2010, by and among SandRidge, Arena and Merger Sub, a direct wholly owned subsidiary of SandRidge, as amended by amendment no. 1 and amendment no. 2 thereto, and, to the extent permitted under the amended merger agreement, such other matters as may be appropriate for consideration at the rescheduled special meeting. Approval of both of these proposals is a condition to the consummation of the merger.

Record Date; Stock Entitled to Vote; Quorum

Owners of record of shares of common stock of SandRidge at the close of business on June 16, 2010, the record date for the rescheduled special meeting, are entitled to receive notice of and to vote at the rescheduled special meeting. SandRidge’s common stock is the only class of voting securities of SandRidge. On June 9, 2010, approximately 211,080,593 shares of common stock were issued and outstanding and entitled to vote.

Share Ownership of SandRidge Directors, Executive Officers and Significant Stockholders

At the close of business on June 9, 2010 and excluding shares underlying options, SandRidge’s directors and executive officers and their affiliates may be deemed to be the beneficial owners of, and have the power to vote, 31,005,012 shares of SandRidge common stock, representing approximately 14.69% of the then outstanding shares of SandRidge common stock. SandRidge believes that each of its directors and executive officers intends to vote “FOR” the approval of the issuance of shares of SandRidge common stock in connection with the merger and “FOR” the amendment to the certificate of incorporation to increase the number of authorized shares of SandRidge common stock.

THE RESCHEDULED ARENA SPECIAL MEETING

Date; Place and Time

The rescheduled special meeting is scheduled to be held at the Doubletree Hotel, Warren Place, 6110 South Yale, Tulsa, Oklahoma, on July 16, 2010, at 9:00 a.m. local time.

Purpose of the Rescheduled Special Meeting

The purpose of the rescheduled special meeting is to consider and vote upon the merger agreement, dated as of April 3, 2010, by and among SandRidge, Arena and Merger Sub, a direct wholly owned subsidiary of SandRidge, pursuant to which Merger Sub will be merged with and into Arena (or, in certain circumstances, pursuant to which Arena will be merged with and into Merger Sub), as amended by amendment no. 1 and amendment no. 2 thereto, and, to the extent permitted under the amended merger agreement, such other matters as may be appropriate for consideration at the rescheduled special meeting. Approval of this proposal is a condition to the consummation of the merger.

Record Date; Stock Entitled to Vote; Quorum

Owners of record of shares of common stock of Arena at the close of business on June 16, 2010, the record date for the rescheduled special meeting, are entitled to receive notice of and to vote at the rescheduled special meeting. Arena’s common stock is the only class of voting securities of Arena. On June 9, 2010, approximately 39,459,486 shares of common stock were issued and outstanding and entitled to vote.

Share Ownership of Arena Directors, Executive Officers and Significant Stockholders

At the close of business on June 9, 2010 and excluding shares underlying options, Arena’s directors and executive officers and their affiliates may be deemed to be the beneficial owners of, and have the power to vote, 1,182,606 shares of Arena common stock, representing approximately 3.00% of the then outstanding shares of Arena common stock. Arena believes that each of its directors and executive officers intends to vote “FOR” the approval of the merger agreement.

UPDATE TO THE MERGER

The following is a description of the material changes to the terms of the merger resulting from amendment no. 1 and amendment no. 2 to the merger agreement, including a description of the background of the amendments to the merger agreement and related matters. While we believe that the following description covers the material changes to the material terms of the merger, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire supplement, including amendment no. 1 and amendment no. 2 to the merger agreement attached hereto as Annex S-A and Annex S-B, respectively, for a more complete understanding of the changes to the terms of the merger, as well as the May 5 joint proxy statement/prospectus and the original merger agreement attached as Annex A thereto.

General

On May 27, 2010, in connection with an agreement in principle to settle certain putative stockholder class actions related to the merger, SandRidge and Arena amended the terms of the merger agreement pursuant to amendment no. 1 thereto. Amendment no. 1 provides, among other things, that if the merger agreement is terminated and a termination fee is payable by either SandRidge or Arena as a result of such termination, such party has the option to pay to the other party the termination fee either in cash or in shares of its common stock. The amendment also modified the provisions of the merger agreement regarding non-solicitation of takeover proposals. Amendment no. 1 to the merger agreement is attached as Annex S-A to this supplement.

On June 1, 2010, SandRidge and Arena entered into a second amendment to the merger agreement, amendment no. 2. This amendment increases the cash portion of the merger consideration to be paid by SandRidge for each issued and outstanding share of Arena common stock from $2.50 to $4.50, and adds a “go shop” provision under which, from June 1 to July 1, 2010, Arena may: (i) solicit, initiate, or knowingly encourage the submission of, any takeover proposal and (ii) participate or engage in any discussions or negotiations regarding, or furnish information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any takeover proposal. Amendment no. 2 also modifies the amount of termination fees payable upon the occurrence of certain termination events. If Arena or SandRidge terminates the merger agreement under circumstances in which the termination fee payable by SandRidge or Arena, as applicable, was $50 million under the original merger agreement, amendment no. 2 reduces such termination fee from $50 million to $39 million, and under circumstances in which Arena or SandRidge, as applicable, terminates the merger agreement after failing to obtain the requisite stockholder vote at its special meeting and thereafter accepts, within 12 months following termination, an alternative takeover proposal, the termination fee is reduced from $30 million to $19 million. The stock portion of the merger consideration, which is 4.7771 shares of SandRidge common stock for each issued and outstanding share of Arena common stock, is not being changed as a result of amendment no. 2. Amendment no. 2 to the merger agreement is attached as Annex S-B to this supplement.

Background of the Merger

The May 5 joint proxy statement/prospectus describes the background of the merger up to and including May 5, 2010. The following discussion supplements that description up to and including the date of this supplement. For litigation developments subsequent to the May 5 joint proxy statement/prospectus, see “—Litigation Related to the Merger.”

General

The following disclosure supplements the discussion on page 52 of the May 5 joint proxy statement/prospectus relating to SunTrust Robinson Humphrey, Inc., referred to as SunTrust.

Between June 2007 and April 2009, an affiliate of SunTrust was one of five participants in Arena’s credit facility, and in that capacity received customary fees from Arena on the same basis as the fees received by the other lenders thereunder. Also, an affiliate of SunTrust served as one of four co-placement agents in an offering of Arena’s common stock in June 2007 (in which a fifth advisor served as the lead placement agent). SunTrust will earn a fee of $6 million upon the successful consummation of the merger, and is further entitled to reimbursement of certain of its expenses incurred in connection with the transaction. An affiliate of SunTrust is a lender under SandRidge’s senior credit facility, and in that capacity receives customary fees from SandRidge on the same basis as the fees received by the other lenders thereunder. In addition, an affiliate of SunTrust has participated in the underwriting syndicates for certain underwritten debt and equity offerings by SandRidge, and in that capacity has received customary compensation on the same basis as other similarly situated members of those syndicates. SunTrust has not otherwise provided services to SandRidge.

The following disclosure supplements the discussion on page 52 of the May 5 joint proxy statement/prospectus concerning the exclusivity agreement between SandRidge and Arena.

In order for SandRidge to commit significant time and resources to conduct due diligence with respect to Arena’s business and operations and negotiate the terms of a definitive merger agreement, SandRidge requested that Arena enter into an exclusivity agreement pursuant to which Arena would agree not to enter into, or solicit or engage in discussions or negotiations regarding, an alternative transaction. On March 22, 2010, Arena agreed to such restriction through April 7, 2010. Arena had no obligation to continue the process with SandRidge during, or at the conclusion of, such 16-day period.

The following disclosure supplements the discussion on page 52 of the May 5 joint proxy statement/prospectus concerning Arena’s due diligence review of SandRidge.

Arena’s and its advisors’ due diligence of SandRidge included a review of the following: (i) financial information (including information regarding hedging positions), (ii) reserves and production, (iii) operating assets and activities, (iv) public filings, (v) capitalization, (vi) material contracts, (vii) key executive employment agreements and (viii) organizational documents.

The following disclosure supplements the discussion on pages 52 and 53 of the May 5 joint proxy statement/prospectus concerning the negotiation of the merger agreement.

The initial draft merger agreement distributed by SandRidge on March 18, 2010 contained non-solicitation provisions that restricted Arena from entering into, or soliciting or engaging in discussions or negotiations regarding, or furnishing information to any third party that has made or is considering making, a takeover proposal. This draft also gave Arena the ability to terminate the merger agreement in order to accept a superior takeover proposal and, in connection with such termination, pay SandRidge a termination fee equal to 4.5% of the aggregate value of the merger consideration (approximately $65 million) (plus reimbursement of reasonable transaction expenses of SandRidge of up to $5 million). SandRidge did not have a similar right to terminate the agreement and pay a termination fee if it received a superior takeover proposal.

On March 25, 2010, representatives of Johnson & Jones, P.C., counsel to Arena, sent to representatives of Covington & Burling LLP, counsel to SandRidge, a revised draft merger agreement that contained non-solicitation restrictions and related termination provisions applicable to SandRidge that were similar to those that applied to Arena as described above, with certain exceptions. In particular, pursuant to this draft, Arena (but not SandRidge) had the express right to accept a superior takeover proposal and, in connection therewith, terminate the merger agreement and pay SandRidge a termination fee of $40 million (plus reimbursement of reasonable transaction expenses of SandRidge of up to $7.5 million) if its board of directors determined that doing so was required in order to comply with the board’s fiduciary duties. In addition, pursuant to this draft, Arena had a right to terminate the agreement and receive a termination fee of $40 million (plus reimbursement of reasonable transaction expenses of up to $7.5 million) if SandRidge determined to accept a takeover proposal.

In subsequent negotiations, the parties negotiated the non-solicitation restrictions and related termination provisions that were essentially reciprocal in nature, and agreed upon the events that would trigger the payment of a termination fee and the amount of the termination fee payable under the applicable termination events. These negotiations resulted in a termination fee payable if a party terminates the merger agreement in order to accept a superior takeover proposal of $50 million, and a termination fee payable if the merger agreement is terminated as a result of the failure of a party to obtain the vote of its stockholders of $20 million (plus an additional amount of $30 million if such party enters into an alternative transaction within 12 months of such termination), in each case plus reimbursement of reasonable transaction expenses of up to $7.5 million of the other party.

The following disclosure amends and supplements the sentence in the second full paragraph on page 53 of the May 5 joint proxy statement/prospectus concerning TudorPickering’s updated analysis.

The board of directors then received from TudorPickering an updated analysis reflecting recent market prices and the recently-proposed consideration.

The following disclosure supplements the discussion in the second full paragraph on page 53 of the May 5 joint proxy statement/prospectus relating to the unique synergies presented by the potential merger with SandRidge.

These synergies include SandRidge’s recent transaction with Forest Oil Corporation, which resulted in SandRidge’s acquisition of a significant interest in oil properties located in the Permian Basin. These properties are primarily adjacent to Arena’s existing Fuhrman Mascho production. SandRidge’s existing assets and operations in the Permian Basin combined with the Forest Oil acquisition provides SandRidge with a significant breadth of operations, expertise and knowledge in the specific area in which Arena’s principal assets exist. The Arena board perceived that Arena was potentially a uniquely attractive partner for SandRidge, due both to SandRidge’s desire to increase its oil reserves, and the degree of operational expertise that SandRidge would provide in developing Arena’s reserves. Further, from the perspective of Arena’s board, SandRidge’s existing significant reserves of natural gas that are anticipated to be recoverable utilizing conventional means present a possibility for Arena stockholders to participate in the significant economic upside in the combined company, in the event natural gas prices (which the Arena board and its advisors perceive to be depressed at present) increase in the future. Finally, the Arena board believed that, at the time the parties agreed on the merger consideration, the then-current market price of SandRidge’ common stock was depressed both as a result of the low natural gas prices, and because the market had not fully had time to assimilate the complete impact of SandRidge’s acquisition of the Forest Oil assets.

The following disclosure supplements the discussion in the second full paragraph on page 53 of the May 5 joint proxy statement/prospectus relating to the Arena board of director’s rejection of SandRidge’s March 31, 2010 offer.

The board considered the possibility that, if it rejected SandRidge’s offer, SandRidge would not agree to increase the merger consideration, and the negotiations could end. However, the board believed that, after reviewing and considering the data and analyses presented by each of SunTrust and TudorPickering, both the value of the perceived synergies Arena brought to the transaction and the perceived relative values of each of the companies justified seeking consideration in excess of the March 31 offer of 4.67 shares of SandRidge common stock for each share of Arena common stock.

Background of the Amendments to the Merger Agreement

On or about May 7, 2010, SandRidge and Arena mailed to their respective stockholders the May 5 joint proxy statement/prospectus. During the month of May, SandRidge and its proxy solicitor MacKenzie Partners, Inc., referred to as MacKenzie, communicated with SandRidge’s stockholders, and Arena and its proxy solicitor Innisfree M&A Incorporated, referred to as Innisfree, communicated with Arena’s stockholders, regarding the proposed merger and monitored the votes cast by stockholders who had submitted their proxies. Representatives of SandRidge and Arena and their respective advisors, including MacKenzie and Innisfree, held periodic telephonic conference calls throughout this time to discuss proxy solicitation efforts and the directors of each company were given periodic updates.

On May 25, 26 and 27, 2010, Glass Lewis & Co., RiskMetrics Group, Inc. and PROXY Governance, Inc., three leading independent proxy advisory firms, issued reports to their respective subscribers regarding their respective recommendations as to how SandRidge stockholders and Arena stockholders should vote with respect to the merger. Each of the three proxy advisory firms recommended that SandRidge stockholders vote in favor of the proposed share issuance and amendment to SandRidge’s certificate of incorporation in connection with the merger. PROXY Governance, Inc. also recommended that Arena stockholders vote in favor of the merger. Glass Lewis & Co. and RiskMetrics Group, Inc. recommended that Arena stockholders vote against the merger.

Between May 25 and May 30, 2010, representatives of SandRidge and Arena and their respective financial advisors, legal advisors and proxy solicitors had numerous discussions regarding the status of the transaction as well as the recommendations from the proxy advisory firms. On May 27, 2010, SandRidge and Arena released a white paper responding to certain issues raised in the reports by the proxy advisory firms.

On May 27, 2010, Arena and SandRidge and the plaintiffs in the Consolidated Nevada Action, Consolidated Tulsa Action and the Federal Action, each as defined below under “—Litigation Related to the Merger,” entered into a memorandum of understanding agreeing in principle to settle certain previously disclosed putative stockholder class action lawsuits related to the merger. As part of the settlement, Arena and SandRidge agreed to enter into amendment no. 1 to the merger agreement and to provide additional disclosures related to the merger. The additional disclosures were made in a Current Report on Form 8-K that was filed with the SEC on May 28, 2010.

On the evening of May 28, 2010, at SandRidge’s instruction, a representative of Deutsche Bank contacted a representative of TudorPickering and informed him that, in order to address certain issues raised in the reports issued by the proxy advisory firms, SandRidge was considering proposing changes to the terms of the transaction, including a potential increase in the cash component of the merger consideration. The Deutsche Bank representative also indicated that TudorPickering may be requested by Arena to render an additional fairness opinion if a change to the merger consideration were proposed.

The next day, Tom Ward, SandRidge’s Chairman and Chief Executive Officer, contacted Lloyd T. Rochford, Arena’s Chairman, to inform Mr. Rochford that SandRidge and its board of directors were considering an increase in the cash component of the merger consideration and a reduction in the termination fees required to be paid by a party in certain circumstances. In addition, even though no third party had contacted Arena or its representatives since the announcement of the transaction to express an interest in making a takeover proposal with respect to Arena, Mr. Ward indicated that SandRidge was considering the addition of a “go shop” provision to permit Arena to contact other potential bidders.

On May 30, 2010, Mr. Ward contacted Mr. Rochford and proposed that the parties amend the merger agreement to (a) increase the cash portion of the merger consideration from $2.50 to $4.50 per share of Arena common stock, (b) add a “go shop” provision, and (c) reduce the $50 million termination fee that would be payable by SandRidge or Arena if the merger is terminated in specified circumstances to an amount equal to just under 3% of Arena’s equity market capitalization. Mr. Rochford indicated that he would discuss these proposed changes to the merger agreement with Arena’s board of directors. Following this conversation, at SandRidge’s instruction, Covington & Burling, legal advisor to SandRidge, sent a draft of the proposed amendment no. 2 to the merger agreement to Johnson & Jones, legal advisor to Arena, and proceeded to negotiate the proposed amendment.

During May 30 and 31 and the morning of June 1, 2010, representatives of SandRidge, Arena, Covington & Burling and Johnson & Jones negotiated the terms of amendment no. 2 to the merger agreement. In connection with these negotiations, the parties agreed to reschedule each company’s special meeting of stockholders from June 8, 2010 to July 16, 2010 and set a new record date of June 16, 2010 for stockholders entitled to vote at the special meetings. In making this determination, the parties considered the need to provide adequate time for the “go shop” period as well as the substantial trading volume in both companies’ shares of common stock since the original record date and the desire to better align the economic and voting interests of all stockholders.

On the afternoon of June 1, 2010, SandRidge’s board of directors held a telephonic board meeting to consider amendment no. 2 to the merger agreement. Representatives of Covington & Burling and Deutsche Bank were also in attendance. At the meeting, representatives of Deutsche Bank presented an updated financial analysis of the proposed merger and delivered Deutsche Bank’s oral opinion, subsequently confirmed in writing, to the SandRidge board of directors to the effect that, as of that date and based on and subject to the assumptions, limitations, qualifications and other conditions described in the Deutsche Bank opinion, the merger consideration consisting of 4.7771 shares of SandRidge common stock and $4.50 in cash in exchange for each share of Arena common stock was fair, from a financial point of view, to SandRidge. After consideration and deliberation, the board of directors of SandRidge unanimously approved amendment no. 2 to the merger agreement.

During the evening of June 1, 2010, the board of directors of Arena held a telephonic board meeting to consider amendment no. 2 to the merger agreement. Representatives of Johnson & Jones, SunTrust and TudorPickering were also in attendance. At the meeting, representatives of Johnson & Jones provided to the board a summary of the amendments to the merger agreement, followed by guidance regarding the board’s fiduciary duties. After a discussion on the new “go shop” provisions contained in amendment no. 2, representatives of TudorPickering presented an updated financial analysis of the proposed merger and delivered TudorPickering’s oral opinion, subsequently confirmed in writing, to Arena’s board of directors to the effect that, as of that date and based upon and subject to the factors and assumptions set forth in the opinion and based upon such other matters as TudorPickering considered relevant, the merger consideration consisting of 4.7771 shares of SandRidge common stock and $4.50 in cash to be paid to the holders of Arena common stock (other than any shares held in the treasury of Arena or otherwise owned by SandRidge, Merger Sub or any of their affiliates) in exchange for each share of Arena common stock was fair, from a financial point of view, to such holders. After consideration and deliberation, the board of directors of Arena approved amendment no. 2 to the merger agreement.

Following the conclusion of the Arena board meeting, SandRidge and Arena each executed amendment no. 2 to the merger agreement. On June 2, 2010, SandRidge and Arena issued a joint press release announcing the terms of the amended merger agreement and the postponement of the special stockholders meetings to July 16, 2010.

SandRidge’s Considerations Relating to the Merger and the Share Issuance

In reaching its decision to approve and ratify amendment no. 1 and amendment no. 2 to the merger agreement and affirm its recommendation that SandRidge stockholders approve the issuance of shares of SandRidge common stock in connection with the merger and the amendment to SandRidge’s certificate of incorporation to provide for and permit the share issuance pursuant to the terms of the amended merger agreement, the SandRidge board of directors consulted with SandRidge management and Covington & Burling and Deutsche Bank, legal and financial advisors, respectively, to SandRidge and considered a variety of factors, including the factors noted under “The Merger—SandRidge’s Considerations Relating to the Merger and the Share Issuance” on pages 53–55 of the May 5 joint proxy statement/prospectus, as well as the following:

•

the presentation and opinion of Deutsche Bank described elsewhere in this supplement to the effect that, as of the date and based on the assumptions, limitations, qualifications and conditions stated in the opinion letter, from a financial point of view, the merger consideration consisting of 4.7771 shares of SandRidge common stock and $4.50 in cash in exchange for each share of Arena common stock was fair to SandRidge.

The foregoing discussion of the factors considered by the SandRidge board of directors in making its decision, together with the discussion set forth in the section entitled “The Merger—SandRidge’s Considerations Relating to the Merger and the Share Issuance” on pages 53–55 of the May 5 joint proxy statement/prospectus, is not exhaustive, but includes the material factors considered by the SandRidge board of directors. In view of the variety of material factors considered in connection with its evaluation of the merger, the SandRidge board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight to any of these factors, and individual directors may have given different weight to different factors. Rather, the SandRidge board of directors made its determination based on the totality of the information presented to it.

The above description of the SandRidge board of directors’ considerations relating to the merger is forward-looking in nature. This information should be read in light of the factors discussed above under “Update to Cautionary Statement Concerning Forward-Looking Statements” in this supplement and “Cautionary Statement Concerning Forward-Looking Statements” in the May 5 joint proxy statement/prospectus.

Recommendation of the SandRidge Board of Directors

At its meeting on June 1, 2010, after due consideration, the SandRidge board of directors unanimously adopted resolutions (i) approving and ratifying amendment no. 1 and amendment no. 2 to the merger agreement, and (ii) affirming its recommendation that SandRidge stockholders vote “FOR” the approval of the issuance of shares of SandRidge common stock in connection with the merger and “FOR” the approval of the amendment of the certificate of incorporation to increase the number of authorized shares of SandRidge common stock.

Arena’s Considerations Relating to the Merger

The following disclosure supplements the discussion on page 56 of the May 5 joint proxy statement/prospectus concerning Arena’s Considerations Relating to the Merger.

Arena historically grew by pursuing a strategy of acquiring properties with proved reserves which provided immediate cash flow with opportunities for further development. Although Arena historically searched for its own acquisition opportunities, it has, from time to time, received indications of interest from companies interested in potentially merging with Arena.

In February 2009, Arena had preliminary discussions with a third party relating to a possible business combination in which the likely outcome would have been the acquisition of Arena. In June 2009, Arena had preliminary discussions with another third party concerning a potential business combination in which Arena would likely have been the surviving entity. In both instances, the discussions led to the execution of a confidentiality agreement and limited due diligence, but no further discussions took place following the exchange of preliminary information. In the approximate 12-month period prior to the anticipated closing of the merger, Arena received one other indication of interest from a third party relating to a possible business combination in which the likely outcome would have been the acquisition of Arena. Although Arena and this company executed a confidentiality agreement in February 2010, only preliminary discussions took place following an exchange of preliminary information.

Until the opportunity with SandRidge arose, no other potential business combination presented the unique operational synergies and opportunities that exist in the proposed merger with SandRidge. As a result of SandRidge’s recent $800 million acquisition of oil properties in the Permian Basin from Forest Oil Corporation and the potential upside related to SandRidge’s extensive conventional natural gas reserves, the Arena board of directors believes the merger with SandRidge presents opportunities which no other potential strategic partner known to the Arena board could have provided.

The following disclosure supplements the discussion on page 57 of the May 5 joint proxy statement/prospectus concerning certain risks associated with the merger considered by the Arena board.

Because Arena stockholders are anticipated to own approximately 47.2% of the outstanding SandRidge common stock following the merger, the Arena board and its financial advisors viewed the transaction as essentially a “merger of equals.” Accordingly, Arena negotiated the merger agreement to provide essentially symmetrical provisions relating to, among others, no solicitation of takeover proposals, changes in board recommendation, termination rights and related termination fees that may be payable by either party, with the view that other potential protection provisions that sometimes are included in a “change of control” transaction, such as a “price collar” or a “go shop” provision, were not necessary or appropriate in the context of this “merger of equals” transaction. While recognizing the potential risks of not including such protections, the Arena board believed at that time that negotiating other key elements of the transaction, including securing increased merger consideration, the ownership by its stockholders of 47.2% of the outstanding common stock of the combined company, and the essentially symmetrical provisions referred to above, outweighed any benefit that would be provided by such protections in the context of this transaction.

The following disclosure supplements the entire section entitled “The Merger—Arena’s Considerations Relating to the Merger” in the May 5 joint proxy statement/prospectus.

Arena’s Considerations Relating to the Amended Merger Agreement

In reaching the decisions to approve amendment no. 1 and amendment no. 2 to the merger agreement, approve the amended terms of and transactions contemplated by the amended merger agreement and recommend that Arena’s stockholders vote to approve the amended merger agreement, the Arena board of directors consulted with Arena’s management and legal and financial advisors and considered a variety of factors, including the factors noted under “The Merger—Arena’s Considerations Relating to the Merger” on pages 56–58 of the May 5 joint proxy statement/prospectus in connection with the original merger agreement, as well as the following:

•

the changes to the merger agreement included in amendment no. 1 to the merger agreement, which relate to the optional form of payment of any termination fee and to the provision dealing with non-solicitation of takeovers, provide greater flexibility to Arena, and are, therefore, beneficial to Arena and its stockholders;

•

the additional consideration payable to Arena stockholders, the reduction of termination fees payable in certain events, and the inclusion of a “go shop” provision contained in amendment no. 2 to the merger agreement, are all deemed beneficial to Arena and its stockholders, and will enhance the ability of the stockholders to receive maximum consideration for their shares of Arena common stock; and

•

the financial presentation to the Arena board of directors of TudorPickering, who was engaged by Arena to render an opinion, as to the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration provided in amendment no. 2 to the merger agreement to be paid to the holders of Arena common stock (other than any shares held in the treasury of Arena or otherwise owned by SandRidge, Merger Sub or any of their affiliates), and the rendering of such opinion to Arena’s board of directors orally and confirmed in writing on June 1, 2010, as more fully described below under the caption “—Opinion of Arena’s Financial Advisor.”

The foregoing discussion of the factors considered by the Arena board of directors in making its decision, including the factors noted under “The Merger—Arena’s Considerations Relating to the Merger” on pages 56–58 of the May 5 joint proxy statement/prospectus in connection with the original merger agreement, is not exhaustive, but includes the material factors considered by the Arena board of directors. In view of the variety of material factors considered in connection with its evaluation of the merger, the Arena board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight to any of these factors, and individual directors may have given different weight to different factors. Rather, the Arena board of directors made its determination based on the totality of the information presented to it.

The above description of the Arena board of directors’ considerations relating to the merger is forward-looking in nature. This information should be read in light of the factors discussed above under “Update to Cautionary Statement Concerning Forward-Looking Statements” in this supplement and “Cautionary Statement Concerning Forward-Looking Statements” in the May 5 joint proxy statement/prospectus.

In approving and adopting the merger agreement and approving the merger, the Arena board of directors was aware of the interests of certain directors and officers of Arena in the merger, as discussed in the May 5 joint proxy statement/prospectus under “Interests of Certain Persons in the Merger” and in this supplement under “Update to Interests of Certain Persons in the Merger.”

Recommendation of the Arena Board of Directors

At its meeting on June 1, 2010, after due consideration, the Arena board of directors unanimously adopted resolutions (i) determining that the amended merger agreement, the merger, in accordance with the terms of the amended merger agreement, and the other transactions contemplated thereby are advisable and in the best interests of Arena and its stockholders, (ii) approving and adopting the amended merger agreement, and approving the merger and the other transactions contemplated by the amended merger agreement, (iii) directing that the amended merger agreement be submitted to a vote of the Arena stockholders at the rescheduled Arena special meeting and (iv) recommending that the Arena stockholders vote “FOR” the approval of the amended merger agreement.

Opinion of SandRidge’s Financial Advisor

Pursuant to an engagement letter dated March 26, 2010, Deutsche Bank acted as SandRidge’s financial advisor in connection with the merger. At the meeting of the SandRidge board of directors on June 1, 2010, Deutsche Bank rendered its oral opinion, subsequently confirmed in writing, to the SandRidge board of directors to the effect that, as of that date and based on and subject to the assumptions, limitations, qualifications and other conditions described in the Deutsche Bank opinion, the merger consideration consisting of 4.7771 shares of common stock of SandRidge and $4.50 in cash in exchange for each share of Arena common stock was fair, from a financial point of view, to SandRidge.

The full text of the written opinion of Deutsche Bank, dated June 1, 2010, which sets forth the assumptions, limitations, qualifications and conditions relating to the review undertaken by Deutsche Bank in rendering its opinion, is included as Annex S-C to this supplement to the May 5 joint proxy statement/prospectus. SandRidge encourages its stockholders to read the opinion carefully in its entirety. The Deutsche Bank opinion was approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the SandRidge board of directors and does not express an opinion or recommendation as to how any holder of SandRidge common stock should vote with respect to the transactions contemplated by the amended merger agreement. The summary of the Deutsche Bank opinion set forth in this supplement to the May 5 joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion included as Annex S-C. The written opinion attached as Annex S-C supersedes, in all respects, Deutsche Bank’s written opinion to the SandRidge board of directors, dated April 3, 2010, and attached as Annex B to the May 5 joint proxy statement/prospectus.

In connection with its role as SandRidge’s financial advisor, and in arriving at its opinion, Deutsche Bank, among other things:

•	reviewed certain publicly available financial and other information concerning SandRidge and Arena;

•	reviewed certain internal analyses, financial forecasts and other information relating to SandRidge prepared by management of SandRidge;

•	reviewed certain internal analyses, financial forecasts and other information relating to Arena prepared by management of Arena;

•	reviewed certain analyses and financial forecasts relating to Arena prepared by management of SandRidge;

•

held discussions with certain senior officers and other representatives and advisors of SandRidge and Arena regarding the businesses and prospects of SandRidge and Arena, respectively, and the businesses and prospects of the combined company after giving effect to the transactions contemplated by the amended merger agreement;

•	reviewed the reported prices and trading activity for both the SandRidge common stock and the Arena common stock;

•

to the extent publicly available, compared certain financial and stock market information for SandRidge and Arena with similar information for certain other companies Deutsche Bank considered relevant whose securities are publicly traded;

•	to the extent publicly available, reviewed the financial terms of certain recent business combinations which Deutsche Bank deemed relevant;

•	reviewed the amended merger agreement; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning SandRidge or Arena, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with SandRidge’s permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (including, without limitation, any contingent, derivative or off-balance-sheet assets and liabilities), of SandRidge or Arena or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of SandRidge or Arena under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed with SandRidge’s permission that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of SandRidge and Arena as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they were based.

For purposes of rendering its opinion, Deutsche Bank assumed with SandRidge’s permission that, in all respects material to its analysis, the transactions contemplated by the amended merger agreement will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank also assumed that all material governmental, regulatory, contractual or other approvals and consents required in connection with the consummation of the merger will be obtained and that in connection with obtaining any necessary governmental, regulatory, contractual or other approvals and consents, no material restrictions, terms or conditions will be imposed. Deutsche Bank is not a legal, regulatory, tax or accounting expert and relied on the assessments made by SandRidge and its advisors with respect to such issues.

The following is a summary of the material financial analyses used by Deutsche Bank in preparing its opinion for SandRidge’s board of directors. Certain financial, comparative and other analyses summarized below include information presented in tabular format. In order to understand fully the methodologies used by Deutsche Bank and the results of its financial, comparative and other analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial, comparative and other analyses. In performing its analyses, Deutsche Bank made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of SandRidge and Arena. None of SandRidge, Arena, Deutsche Bank or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or to reflect the prices at which the businesses could actually be sold.

Summary of Analyses

In assessing the fairness, from a financial point of view, of the merger consideration to SandRidge, Deutsche Bank considered, among other things, the results of the following valuation methodologies (without assigning relative weights to each):

•	net asset valuation analysis;

•	comparable company analysis;

•	comparable transaction analysis;

•	analysis of equity research analyst price targets;

•	contribution analysis; and

•	historical stock trading analysis.

Each of these methodologies was used to generate reference enterprise or equity value ranges for each of SandRidge and Arena. The enterprise value ranges for each company were adjusted for appropriate on-balance sheet assets and liabilities in order to arrive at implied equity value ranges (in aggregate dollars) for each company. The implied equity value ranges were then divided by diluted shares outstanding, comprising outstanding common shares and incorporating the dilutive effect of outstanding options and restricted stock, as appropriate, in order to derive implied equity value ranges per share for each company.

The implied equity value ranges per share of Arena common stock were compared to the value of the merger consideration to be received by Arena’s stockholders, which was determined to be $35.26 per Arena share. The value of the merger consideration to be received by Arena’s stockholders was, for each valuation methodology, calculated as the product of (i) the closing price of SandRidge’s common stock of $6.44 per share on the New York Stock Exchange on May 28, 2010, the last trading day before the announcement of the proposed merger, multiplied by the exchange ratio of 4.7771 SandRidge shares per Arena share, plus (ii) cash consideration of $4.50 per Arena share.

The implied equity value ranges per share derived using the various valuation methodologies listed above supported the conclusion that the consideration to be paid by SandRidge in the merger was fair, from a financial point of view, to SandRidge.

The following summary does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank.

Net Asset Valuation Analysis

Deutsche Bank estimated the present value of the future cash flows expected to be generated from each company’s proved developed, proved undeveloped, probable and possible reserves, based on reserve, production and capital cost estimates as provided by SandRidge, in addition to the value of non-reserve assets and liabilities for each company. The net asset value was determined using a range of discount rates and applying certain risk adjustments to certain categories of reserves as deemed appropriate by Deutsche Bank and SandRidge management. The net asset valuation analysis utilized a combination of realized prices and NYMEX commodity prices as of May 28, 2010 as adjusted for commodity price differentials based on SandRidge management estimates. The resultant realized commodity price assumptions were as follows:

	SandRidge		Arena
Year	Oil ($/Bbl)	Gas ($/MMcf)	Oil ($/Bbl)	Gas ($/MMcf)(a)
2010	$74.52	$4.00	$71.92	$5.50
2011	$77.85	$4.95	$75.53	$6.42
2012	$79.62	$5.35	$77.59	$6.84
2013	$80.69	$5.55	$79.09	$7.08

(a)	Includes impact of NGL’s

The net asset valuation analysis yielded valuations for SandRidge that implied an equity value range of $3.12 to $7.65 per share based on the range of discount rates, as compared to SandRidge’s closing stock price of

$6.44 per share on May 28, 2010. The net asset valuation analysis yielded valuations for Arena that implied an equity value range of $34.02 to $41.88 per share based on the range of discount rates, as compared to Arena’s closing stock price of $32.88 per share on May 28, 2010. The discount rates ranging from 10% to 13% used by Deutsche Bank in the net asset valuation analysis of SandRidge and Arena were determined based on an analysis of the respective weighted average cost of capital of each of SandRidge and Arena.

On a combined company basis, and after adjusting for the cash component of the merger consideration, the net asset value analysis yielded implied exchange ratios of 4.90 to 9.47 SandRidge shares per Arena share, as compared to the agreed upon exchange ratio of 4.7771 SandRidge shares per Arena share.

Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Deutsche Bank reviewed and compared specific financial and operating data relating to SandRidge and Arena with selected companies that Deutsche Bank deemed comparable to SandRidge and Arena, based on its experience in the exploration and production industry.

With respect to Arena, Deutsche Bank reviewed the public stock market trading multiples for the following exploration and production companies, which Deutsche Bank selected because of their generally similar size, regional focus and relatively comparable reserve portfolios:

•	Concho Resources Inc.;

•	Continental Resources, Inc.;

•	Denbury Resources Inc.;

•	Gulfport Energy Corporation;

•	Pioneer Natural Resources Company;

•	Resolute Energy Corporation; and

•	Whiting Petroleum Corporation.

Using publicly available information, Deutsche Bank calculated and analyzed enterprise value multiples of each comparable company’s estimated EBITDA, proved reserves and daily production, adjusted for recent acquisition and divestiture activity. Deutsche Bank also analyzed recent price to estimated cash flow multiples for each comparable company. The results of the Arena comparable company analysis are summarized below.

	Multiple Range of Comparable Companies of Arena
	Low	Median	High
Total enterprise value divided by:
2010 Estimated EBITDA(a)	5.5x	8.3x	11.1x
2011 Estimated EBITDA(a)	4.2x	6.1x	8.5x
12/31/2009 Proved Reserves ($/BOE)	$11.32	$23.41	$33.10
Daily Production ($/BOE/d)(b)	$88,931	$119,581	$221,627
2011 Estimated Average Daily Production ($/BOE/d)(a)	$76,843	$88,892	$166,796
Price to 2010 Estimated Cash Flow(a)	5.2x	8.1x	11.4x
Price to 2011 Estimated Cash Flow(a)	4.3x	6.0x	9.0x

(a)	Based on research analyst consensus estimates.
(b)	Reflects first quarter 2010 average daily production.

The following are the enterprise value multiples and price to estimated cash flow multiples for each company in Deutsche Bank’s comparable company analysis with respect to Arena:

	Total enterprise value divided by:					Price to 2010 Estimated Cash Flow(a)	Price to 2011 Estimated Cash Flow(a)
	2010 Estimated EBITDA(a)	2011 Estimated EBITDA(a)	12/31/2009 Proved Reserves ($/BOE)	Daily Production ($/BOE/d)(b)	2011 Estimated Average Daily Production ($/BOE/d)
Concho Resources Inc.	8.3x	6.1x	$23.41	$150,468	$120,329	8.1x	6.0x
Continental Resources, Inc.	11.1x	8.5x	$33.10	$221,627	$166,796	11.4x	9.0x
Denbury Resources Inc.	10.2x	8.0x	$26.13	$132,770	$126,896	8.3x	6.0x
Gulfport Energy Corporation	6.2x	4.2x	$28.75	$119,581	$88,532	6.7x	4.7x
Pioneer Natural Resources Company	7.7x	6.0x	$11.32	$88,931	$76,843	6.5x	5.3x
Resolute Energy Corporation	9.8x	6.7x	$12.46	$113,573	$88,892	8.6x	6.3x
Whiting Petroleum Co.	5.5x	4.6x	$20.52	$94,045	$80,743	5.2x	4.3x

(a)	Based on research analyst consensus estimates.
(b)	Reflects first quarter 2010 average daily production.

The following tables set forth the estimates of SandRidge management and selected research analysts for Arena for estimated EBITDA, proved reserves, daily production and estimated cash flows, adjusted for recent acquisition and divestiture activity:

	SandRidge Management Estimates(a)		Consensus Estimates(b)
	Arena @ May 28, 2010	Arena @ Merger Consideration	Arena @ May 28, 2010	Arena @ Merger Consideration
Total enterprise value divided by:
2010 Estimated EBITDA	5.6x	6.0x	7.7x	8.3x
2011 Estimated EBITDA	4.1x	4.4x	6.0x	6.4x
12/31/2009 Proved Reserves ($/BOE)	$18.12	$19.51	$18.12	$19.51
Daily Production ($/BOE/d)	$139,417	$150,129	$152,705	$164,437
2011 Estimated Average Daily Production ($/BOE/d)	$81,549	$87,814	$123,920	$133,441
Price to 2010 Estimated Cash Flow	5.5x	6.0x	8.0x	8.6x
Price to 2011 Estimated Cash Flow	4.1x	4.4x	6.4x	6.8x

(a)	Based on SandRidge management estimates.
(b)	Based on research analyst consensus estimates.

Deutsche Bank selected the comparable companies listed above because their business and operating profiles are reasonably similar to that of Arena. However, because of the inherent differences between the businesses, operations and prospects of Arena and those of the selected comparable companies, Deutsche Bank believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Deutsche Bank also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Arena and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, reserve profiles, profitability levels and degrees of operational risk between Arena and the selected companies included in the comparable company analysis. Based upon these judgments, Deutsche Bank selected enterprise value multiple ranges of (i) $18.00 to $25.00 per proved barrel of oil equivalent, (ii) $100,000 to $150,000 per barrel of oil equivalent of daily production, (iii) 6.0x to 8.5x for 2010 estimated EBITDA, and (iv) 4.5x to 6.0x for 2011 estimated EBITDA. In addition, Deutsche Bank selected price to cash flow multiples of 6.0x to 8.0x for 2010 and 4.0x to 6.0x for 2011. Deutsche Bank then applied these ranges, as appropriate, to SandRidge management estimates and research analyst consensus estimates for Arena to arrive at an average valuation range of $29.20 to $40.33 per Arena share.

With respect to SandRidge, Deutsche Bank reviewed the public stock market trading multiples for the following exploration and production companies, which Deutsche Bank selected because of their generally similar size, regional focus and relatively comparable reserve portfolios:

•	Cabot Oil & Gas Corporation;

•	Cimarex Energy Co.;

•	EXCO Resources, Inc.;

•	Forest Oil Corporation;

•	Newfield Exploration Company;

•	Plains Exploration & Production Company; and

•	SM Energy Company.

Using publicly available information, Deutsche Bank calculated and analyzed enterprise value multiples of each comparable company’s estimated EBITDA, proved reserves and daily production, adjusted for recent acquisition and divestiture activity. Deutsche Bank also analyzed recent price to estimated cash flow multiples for each comparable company. The results of the SandRidge comparable company analysis are summarized below.

	Multiple Range of Comparable Companies of SandRidge
	Low	Median	High
Total enterprise value divided by:
2010 Estimated EBITDA(a)	5.2x	5.9x	8.4x
2011 Estimated EBITDA(a)	4.6x	5.2x	6.8x
12/31/2009 Proved Reserves ($/BOE)	$13.02	$16.01	$30.76
Daily Production ($/BOE/d)(b)	$66,261	$67,645	$98,191
2011 Estimated Average Daily Production ($/BOE/d)(a)	$50,255	$59,069	$64,608
Price to 2010 Estimated Cash Flow(a)	4.0x	5.4x	7.9x
Price to 2011 Estimated Cash Flow(a)	3.6x	4.8x	6.5x

(a)	Based on research analyst consensus estimates.
(b)	Reflects first quarter 2010 average daily production.

The following are the enterprise value multiples and price to estimated cash flow multiples for each company in Deutsche Bank’s comparable company analysis with respect to SandRidge:

	Total enterprise value divided by:					Price to 2010 Estimated Cash Flow(a)	Price to 2011 Estimated Cash Flow(a)
	2010 Estimated EBITDA(a)	2011 Estimated EBITDA(a)	12/31/2009 Proved Reserves ($/BOE)	Daily Production ($/BOE/d)(b)	2011 Estimated Average Daily Production ($/BOE/d)
Cabot Oil & Gas Corporation	7.3x	6.8x	$13.02	$90,691	$64,608	6.8x	6.5x
Cimarex Energy Co.	5.2x	4.6x	$25.60	$67,226	$63,218	5.4x	4.8x
EXCO Resources, Inc.	8.4x	5.6x	$30.76	$98,191	$52,596	7.9x	5.4x
Forest Oil Corporation	6.6x	5.7x	$13.18	$67,051	$57,235	5.4x	4.6x
Newfield Exploration Company	5.4x	5.0x	$15.09	$74,312	$63,188	4.4x	4.3x
Plains Exploration & Production Company	5.9x	4.7x	$16.01	$67,645	$57,745	4.0x	3.6x
SM Energy Company	5.7x	5.2x	$25.70	$66,261	$59,069	6.1x	5.1x

(a)	Based on research analyst consensus estimates.
(b)	Reflects first quarter 2010 average daily production.

The following tables set forth the estimates of SandRidge management and selected research analysts for SandRidge for estimated EBITDA, proved reserves, daily production and estimated cash flows, adjusted for recent acquisition and divestiture activity:

	SandRidge Management Estimates(a)	Consensus Estimates(b)
Total enterprise value divided by:
2010 Estimated EBITDA	6.9x	6.3x
2011 Estimated EBITDA	6.3x	5.7x
12/31/2009 Proved Reserves ($/BOE)	$20.37	$20.37
Daily Production ($/BOE/d)	$91,372	$91,372
2011 Estimated Average Daily Production ($/BOE/d)(c)	$64,242	$60,067
Price to 2010 Estimated Cash Flow	3.4x	2.8x
Price to 2011 Estimated Cash Flow	3.0x	2.7x

(a)	Based on SandRidge management estimates.
(b)	Based on research analyst consensus estimates.
(c)	Reflects first quarter average daily production.

Deutsche Bank selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of SandRidge. However, because of the inherent differences between the businesses, operations and prospects of SandRidge and those of the selected comparable companies, Deutsche Bank believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Deutsche Bank also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of SandRidge and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, reserve profiles, profitability levels and degrees of operational risk between SandRidge and the selected companies included in the comparable company analysis. Based upon these judgments, Deutsche Bank selected enterprise value multiple ranges of (i) $15.00 to $20.00 per proved barrel of oil equivalent, (ii) $65,000 to $90,000 per barrel of oil equivalent of daily production, (iii) 5.25x to 7.25x for 2010 estimated EBITDA, and (iv) 4.50x to 6.00x for 2011 estimated EBITDA. In addition, Deutsche Bank selected price to cash flow multiples of 4.50x to 6.00x for 2010 and 4.25x to 5.25x for 2011. Deutsche Bank then applied these ranges, as appropriate, to SandRidge management estimates and research analyst consensus estimates for SandRidge to arrive at an average valuation range of $4.63 to $9.15 per SandRidge share.

Comparable Transaction Analysis

Deutsche Bank reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Deutsche Bank deemed relevant, based on its experience with merger and acquisition transactions. Deutsche Bank chose such transactions based on, among other things, the similarity of the applicable target in each transaction to Arena with respect to size, location of assets, reserve portfolio and other characteristics that Deutsche Bank deemed relevant.

The following list sets forth the transactions analyzed based on such characteristics:

•	Denbury Resources Inc.’s acquisition of Encore Acquisition Company;

•	Apollo Global Management’s acquisition of Parallel Petroleum Corporation;

•	Concho Resources Inc.’s acquisition of Henry Petroleum Corporation;

•	XTO Energy Inc.’s acquisition of assets from Headington Oil Company;

•	Plains Exploration & Production Company’s acquisition of Pogo Producing Company;

•	Pogo Producing Company’s acquisition of Latigo Petroleum; and

•	Cimarex Energy Co.’s acquisition of Magnum Hunter Resources Corp.

Using publicly available information for comparable transactions, Deutsche Bank calculated and analyzed, where available, enterprise value multiples of estimated EBITDA for the one-year and two-year periods following the announcement of the transaction and enterprise value multiples of recent proved reserve and production data, in each case at the time of the announcement. Deutsche Bank also analyzed then-current equity value as a multiple of cash flow for the one-year and two-year periods following the announcement of the transaction. The results of the comparable transaction analysis are summarized below.

Median
Total enterprise value divided by:
Estimated EBITDA for Year 1 following announcement	5.9x
Estimated EBITDA for Year 2 following announcement	4.7x
Proved Reserves ($/BOE)	$16.69
Daily Production ($/BOE/d)	$99,395
Price to Estimated Cash Flow Multiple for Year 1 following announcement	3.8x
Price to Estimated Cash Flow Multiple for Year 2 following announcement(a)	4.5x

(a)	The price to estimated cash flow multiples for Year 2 following announcement were determined not to be meaningful by Deutsche Bank given limited available data.

The following tables set forth enterprise value multiples of estimated EBITDA, proved reserves and production for Arena based on information provided by SandRidge management and published by selected equity research analysts. For purposes of determining Arena’s equity value, Deutsche Bank used Arena’s closing price of $32.88 per share on the New York Stock Exchange on May 28, 2010 and an assumed implied value of the merger consideration of $35.26 per Arena share.

	SandRidge Management Estimates				Consensus Estimates
	Arena @ May 28, 2010		Arena @ Merger Consideration		Arena @ May 28, 2010		Arena @ Merger Consideration
Total enterprise value divided by:
Estimated EBITDA for Year 1 after following announcement	5.6x		6.0x		7.7x		8.3x
Estimated EBITDA for Year 2 following announcement	4.1x		4.4x		6.0x		6.4x
12/31/2009 Proved Reserves ($/BOE)	$18.12		$19.51		$18.12		$19.51
Daily Production ($/BOE/d)	$139,417	(a)	$150,129	(a)	$152,705	(b)	$164,437	(b)
Price to Estimated Cash Flow Multiple for Year 1 following announcement	5.5x		6.0x		8.0x		8.6x
Price to Estimated Cash Flow Multiple for Year 2 following announcement	4.1x		4.4x		6.4x	(c)	6.8x	(c)

(a)	Based on Arena management estimates of daily production as of May 28, 2010.
(b)	Based on Arena’s publicly disclosed average daily first quarter production in 2010.
(c)	The price to estimated cash flow multiples for Year 2 following announcement were determined not to be meaningful by Deutsche Bank given limited available data.

The following are the enterprise value multiples and price to estimated cash flow multiples for each transaction in Deutsche Bank’s comparable transaction analysis:

	Total enterprise value divided by:				Price to Estimated Cash Flow for Year 1	Price to Estimated Cash Flow for Year 2
	Estimated EBITDA for Year 1	Estimated EBITDA for Year 2	Proved Reserves ($/BOE)	Daily Production ($/BOE/d)
Denbury Resources Inc./Encore Acquisition Company	8.6x	4.7x	$20.37	$99,395	6.6x	6.1x
Apollo Global Management / Parallel Petroleum Corporation	6.5x	6.5x	$14.04	$74,348	3.8x	2.9x
Concho Resources Inc./Henry Petroleum Corporation	5.3x	4.3x	$20.59	$101,818	NA	NA
XTO Energy Inc./Headington Oil Company	NA	NA	$26.53	$180,400	NA	NA
Plains Exploration & Production Company/Pogo Producing Company	NA	NA	$15.03	$97,655	NA	NM
Pogo Producing Company/Latigo Petroleum	NA	NA	$16.69	$115,312	NA	NA
Cimarex Energy Co./Magnum Hunter Resources Corp.	4.2x	NA	$14.45	$53,662	3.4x	NA

The reasons for and the circumstances surrounding each of the selected comparable transactions analyzed were diverse, and there are inherent differences between the businesses, operations, financial conditions and prospects of Arena and the companies and assets included in the comparable transaction analysis. Accordingly, Deutsche Bank believed that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of considering the merger. Deutsche Bank, therefore, made qualitative judgments concerning differences between the characteristics of the selected comparable transactions and the merger which would affect the acquisition values of the selected target companies and Arena. Based upon these judgments, Deutsche Bank selected enterprise value multiple ranges of (i) $15.00 to $21.00 per proved barrel of oil equivalent, (ii) $75,000 to $115,000 per barrel of oil equivalent of daily production, (iii) 5.5x to 7.5x for estimated EBITDA for year 1 following the announcement, and (iv) 4.5x to 6.5x for estimated EBITDA for year 2 following the announcement. In addition, Deutsche Bank selected price to estimated cash flow multiples of 4.5x to 6.0x for year 1 following the announcement. Deutsche Bank then applied these ranges, as appropriate, to SandRidge management estimates and research analyst estimates for Arena to arrive at an average valuation range of $26.10 to $35.92 per Arena share.

Research Analyst Price Targets

Deutsche Bank evaluated the publicly available price targets for SandRidge and Arena published by independent equity research analysts, as reported on Bloomberg and independent equity research analysts as of April 1, 2010 for Arena (prior to the initial merger announcement) and May 28, 2010 for SandRidge. For SandRidge, Deutsche Bank reviewed twelve-month price targets published by nine independent equity research analysts associated with various Wall Street firms. Research analyst price targets attributed a twelve-month target share price range for SandRidge of $8.00 to $11.00, with a median of $10.00 per share. After discounting these price targets for SandRidge’s estimated cost of equity, Deutsche Bank arrived at an implied share price range for SandRidge of $6.56 per share to $8.96 per share, as compared to SandRidge’s closing stock price of $6.44 per share on May 28, 2010. For Arena, Deutsche Bank reviewed twelve-month price targets published by thirteen independent equity research analysts associated with various Wall Street firms. Research analyst price targets attributed a twelve-month target share price range for Arena of $36.00 to $50.00 per share, with a median of $44.00 per share. After discounting these price targets for Arena’s estimated cost of equity, Deutsche Bank arrived at an implied share price range for Arena of $32.66 per share to $46.16 per share, as compared to Arena’s closing stock price of $32.88 per share on May 28, 2010.

Contribution Analysis

Deutsche Bank performed a contribution analysis in which it analyzed and compared the relative implied contribution of SandRidge and Arena to the combined company on a percentage basis based on:

•	EBITDA for the year ended December 31, 2009 and as estimated for calendar years ending December 31, 2010, 2011 and 2012;

•	Proved reserves for the year ended December 31, 2009; and

•	Production for the year ended December 31, 2009, latest publicly disclosed production and production estimates for calendar years ending December 31, 2010, 2011 and 2012.

For purposes of this analysis, Deutsche Bank reviewed the enterprise values of SandRidge and Arena based upon the fully diluted outstanding number of shares of common stock calculated with the treasury stock method, derived using a weighted average trading valuation multiple of SandRidge and Arena as of May 28, 2010. Deutsche Bank also adjusted the respective contribution percentages resulting from EBITDA, proved reserves and production based metrics to reflect the relative capital structures for each of SandRidge and Arena as reported on December 31, 2009 and after adjusting for the cash component of the merger consideration. The contribution analysis did not give effect to the impact of any synergies as a result of the proposed merger. The following table summarizes the results of this analysis:

	Contribution %(a)		Implied % of Combined Equity(b)		Implied Exchange Ratio
	SandRidge	Arena	SandRidge	Arena
EBITDA
2009A	84.7%	15.3%	72.6%	27.4%	2.30x
2010E	74.3%	25.7%	47.9%	52.1%	5.76x
2011E	69.9%	30.1%	38.2%	61.8%	8.58x
2012E	70.0%	30.0%	38.5%	61.5%	8.47x

Proved reserves(c)
2009A	70.5%	29.5%	39.6%	60.4%	8.09x

Production(c)
2009A	80.5%	19.5%	61.8%	38.2%	3.78x
As of May 28, 2010	75.7%	24.3%	51.0%	49.0%	5.09x
2010E	73.6%	26.4%	46.5%	53.5%	6.11x
2011E	75.1%	24.9%	49.8%	50.2%	5.35x
2012E	74.4%	25.6%	48.3%	51.7%	5.68x

(a)	Based on SandRidge management estimates.
(b)	Based on relative equity value contribution as adjusted for differing capital structures for each of SandRidge and Arena as reported on December 31, 2009 and March 31, 2010, after adjusting for the cash component of the merger consideration, and derived using a weighted average trading valuation multiple of SandRidge and Arena as of May 28, 2010.
(c)	Reflects a 14.6 to 1 gas to oil conversion based on the average oil price benchmark for 2010–2014 divided by the gas price benchmark for 2010–2014.

Historical Stock Trading Analysis

Deutsche Bank noted that the low and high closing prices per share of Arena common stock during the 52-week period commencing May 28, 2010 ranged from a low of $27.57 to a high of $45.24. Deutsche Bank also analyzed the implied exchange ratios based on historical trading levels for both the SandRidge and Arena common shares, which ranged from 2.81 SandRidge shares for each Arena share (average since SandRidge’s initial public offering in November 2007) to a high of 5.04 SandRidge shares for each Arena share (average over month ending May 28, 2010). Based on the pre-announcement trading prices of SandRidge and Arena, the implied exchange ratio on May 28, 2010 was 5.11 SandRidge shares for each Arena share.

General

The Deutsche Bank opinion was approved and authorized for issuance by a fairness opinion review committee and was addressed to, and for the use and benefit of, the SandRidge board of directors, and was not a recommendation to the stockholders of SandRidge to approve the issuance of SandRidge common stock or the amendments to SandRidge’s charter, in each case as contemplated by the amended merger agreement. The opinion was limited to the fairness, from a financial point of view, to SandRidge of the merger consideration consisting of 4.7771 shares of common stock of SandRidge and $4.50 in cash in exchange for each share of

Arena common stock. Deutsche Bank’s opinion was subject to the assumptions, limitations, qualifications and other conditions contained in the opinion and was necessarily based on the economic, market and other conditions, and information made available to Deutsche Bank, as of the date of the opinion. SandRidge did not ask Deutsche Bank to, and its opinion did not, address the fairness of the transactions contemplated by the amended merger agreement, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of SandRidge, nor did it address the fairness of the contemplated benefits of the transactions contemplated by the amended merger agreement. Deutsche Bank did not express any view on, and its opinion did not address, any other term or aspect of the amended merger agreement or transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the amended merger agreement or entered into or amended in connection with the transactions contemplated thereby. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Deutsche Bank’s opinion of which it becomes aware after the date thereof. Deutsche Bank expressed no opinion as to the merits of the underlying decision by SandRidge to engage in the transactions contemplated by the amended merger agreement or the relative merits of such transactions as compared to any alternative business strategies. Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of SandRidge or Arena, or any class of such persons, in connection with the transactions contemplated by the amended merger agreement whether relative to the amounts to be received by any other person pursuant to the amended merger agreement or otherwise. Deutsche Bank’s opinion did not in any manner address the prices at which SandRidge common stock will trade following the announcement or consummation of the transactions contemplated by the amended merger agreement.

Deutsche Bank is an affiliate of Deutsche Bank AG. Deutsche Bank or one or more of its affiliates have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to SandRidge or its affiliates for which it has received compensation, including customary fees. During the two years preceding the date of the opinion letter, Deutsche Bank AG and its affiliates had not provided any significant investment banking, commercial banking (including extension of credit) or other financial services to Arena or its affiliates. Deutsche Bank AG and its affiliates may provide investment and commercial banking services to SandRidge, Arena or their respective affiliates in the future for which Deutsche Bank would expect Deutsche Bank AG and its affiliates to receive compensation. In the ordinary course of business, Deutsche Bank AG and its affiliates may actively trade in the securities and other instruments and obligations of Arena, SandRidge, or their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, Deutsche Bank AG and its affiliates may at any time hold a long or short position in such securities, instruments and obligations.

The SandRidge board of directors engaged Deutsche Bank as a financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to its engagement letter with SandRidge, Deutsche Bank will be paid a transaction fee for its services as financial advisor to SandRidge in connection with the merger in the amount of approximately $3.0 million, a portion of which was paid upon delivery of its opinion and a substantial portion of which is payable contingent upon completion of the merger. SandRidge also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement.

Opinion of Arena’s Financial Advisor

Arena retained TudorPickering solely (i) to provide an opinion to the board of directors of Arena in connection with the transactions contemplated by the original merger agreement and (ii) to provide another opinion to the board of directors in connection with the transactions contemplated by the amended merger agreement. As described in the May 5 joint proxy statement/prospectus and Arena’s current report on Form 8-K dated May 27, 2010, TudorPickering rendered an opinion to the board of directors of Arena on April 3, 2010 with respect to the fairness, from a financial point of view, of the merger consideration to be received by the holders (excluding specified holders) of the outstanding shares of Arena pursuant to the original merger agreement.

Arena instructed TudorPickering to evaluate the fairness, from a financial point of view, of the Merger Consideration (as defined below) to be paid to the holders of Arena common stock in the merger other than Arena, SandRidge, the surviving company or any of their affiliates. At a meeting of the board of directors of Arena held on June 1, 2010, TudorPickering rendered its opinion orally, and subsequently delivered its opinion in writing, to the board of directors of Arena that, as of June 1, 2010, based upon and subject to the factors and assumptions set forth in the opinion and based upon such other matters as TudorPickering considered relevant, the Merger Consideration (as defined below) to be paid to the holders of Arena common stock pursuant to the amended merger agreement was fair from a financial point of view to such holders. The June 1, 2010 opinion of TudorPickering is referred to in this “Opinion of Arena’s Financial Advisor” section as the “opinion.”

The opinion speaks only as of the date it was delivered and not as of the time the merger will be completed. The opinion does not reflect changes that may occur or may have occurred after June 1, 2010, which could significantly alter the value of Arena or SandRidge or the respective trading prices of their common stock, which are factors on which TudorPickering’s opinion was based.

The full text of the TudorPickering opinion, dated June 1, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by TudorPickering in rendering its opinion, is attached as Annex S-D to this supplement and is incorporated herein by reference. The summary of the TudorPickering opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Arena stockholders are urged to read the TudorPickering opinion carefully and in its entirety. TudorPickering provided its opinion for the information and assistance of the board of directors of Arena in connection with its consideration of the merger. The TudorPickering opinion does not constitute a recommendation as to how any holder of interests in Arena should vote or act with respect to the merger or any other matter.

TudorPickering’s opinion and its presentation to the board of directors of Arena were among many factors taken into consideration by the board of directors of Arena in approving the amended merger agreement and making its recommendation regarding the merger.

In connection with rendering its opinion and performing its related financial analysis, TudorPickering reviewed, among other things:

1.	the amended merger agreement;

2.	annual reports to stockholders and Annual Reports on Form 10-K of Arena for the three years ended December 31, 2009;

3.	annual reports to stockholders and Annual Reports on Form 10-K of SandRidge for the three years ended December 31, 2009;

4.	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Arena and SandRidge;

5.	certain other communications from Arena and SandRidge to their respective stockholders;

6.	certain internal financial and production information and forecasts for Arena and SandRidge prepared by the respective managements of Arena and SandRidge;

7.	the estimated proved reserves and economics report for Arena effective December 31, 2009 prepared by Arena and reviewed by Williamson Petroleum Consultants, Inc.;

8.	the estimated proved, probable and possible reserves of Arena effective December 31, 2009, as estimated by Arena based on the three year NYMEX forward price strip as of March 11, 2010;

9.	the estimated proved, probable and possible reserves of Arena effective April 1, 2010, as estimated by Arena based on the three year NYMEX forward price strip as of March 11, 2010 (Arena management having advised TudorPickering that a subsequent forward strip pricing date would not materially affect reserve volumes);

10.	the estimated proved reserves and future revenue or future net cash flow reports for specified SandRidge interests effective December 31, 2009, prepared by Lee Keeling and Associates, Inc. and Netherland, Sewell & Associates, Inc.;

11.	the estimated net proved crude oil, condensate, natural gas liquids, and natural gas reserves report for specified interests of SandRidge Tertiary, LLC, effective December 31, 2009, prepared by DeGolyer and MacNaughton;

12.	the estimated proved, probable and possible reserves of SandRidge effective December 31, 2009, as estimated by SandRidge based on the three year NYMEX forward price strip as of March 11, 2010 (including a unique case assuming an accelerated capital expenditure program);

13.	the estimated proved, probable and possible reserves of SandRidge effective April 1, 2010, as estimated by SandRidge based on the three year NYMEX forward price strip as of May 28, 2010 (including a unique case assuming an accelerated capital expenditure program);

14.	certain cost savings and other synergies projected by the management of SandRidge to result from the merger; and

15.	certain publicly available research analyst reports with respect to the expected future financial performance of Arena and SandRidge, which it discussed with the senior managements of Arena and SandRidge.

TudorPickering also held discussions with members of the senior management of Arena and SandRidge regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective entities. In addition, TudorPickering reviewed the reported price and trading activity for the Arena common stock and SandRidge common stock, compared certain financial and stock market information for Arena and SandRidge with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the upstream sector of the energy industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of its opinion, TudorPickering assumed and relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by or for it, or publicly available, and has not independently verified such information. In that regard, TudorPickering assumed with Arena’s consent that the internal financial and production information and forecasts and synergies referenced above were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of Arena and SandRidge and that such forecasts and synergies will be realized in the amounts and the time periods contemplated thereby. TudorPickering also assumed, at the direction of Arena, that the transactions contemplated by the amended merger agreement will be consummated in accordance with the terms of the amended merger agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or other consents, approvals, releases and waivers, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Arena, SandRidge, Merger Sub, the holders of Arena common stock or the expected benefits of the transactions contemplated by the amended merger agreement in any way meaningful to its analysis. In addition, TudorPickering has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Arena or any of its subsidiaries or SandRidge or any of its subsidiaries and has not been furnished with any such evaluation or appraisal. TudorPickering’s opinion does not address any legal, regulatory, tax or accounting matters, and it has assumed, at the direction of Arena, that the Merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code.

TudorPickering’s opinion is necessarily based upon economic, monetary, market and other conditions as in effect on, and the information made available to it as of, June 1, 2010. TudorPickering has disclaimed any undertaking or obligation to update, revise or reaffirm its opinion or to advise any person of any change in any matter affecting its opinion which may be brought to its attention after the date of its opinion.

The estimates contained in TudorPickering’s analysis and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, TudorPickering’s analysis and estimates are inherently subject to substantial uncertainty.

In arriving at its opinion, TudorPickering did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by TudorPickering in its analyses, and no one single method of analysis should be regarded as critical to the overall conclusion reached by TudorPickering. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, TudorPickering believes that its analyses must be considered as a whole, and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by TudorPickering, therefore, is based on the application of TudorPickering’s own experience and judgment to all analyses and factors considered by TudorPickering, taken as a whole. TudorPickering’s opinion was reviewed and approved by its fairness opinion committee.

TudorPickering’s opinion relates solely to the fairness, from a financial point of view, to the holders of the outstanding shares of Arena common stock (other than Arena, SandRidge, the surviving company or their affiliates) of the Merger Consideration to be paid to such holders in the merger as contemplated by the amended merger agreement.

TudorPickering’s opinion does not address the relative merits of the merger as compared to any alternative business transaction or strategic alternative that might be available to Arena, nor does it address the underlying business decision of Arena to engage in the merger. TudorPickering does not express any view on, and its opinion does not address, any other term or aspect of the amended merger agreement or the merger, including, without limitation, the fairness of the merger to, or any consideration received in connection therewith by, creditors or other constituencies of Arena or SandRidge; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Arena or SandRidge, or any class of such persons, in connection with the merger. TudorPickering has not been asked to consider, and its opinion does not address, the price at which SandRidge common stock will trade at any time. TudorPickering is not rendering any legal or accounting advice and understands Arena is relying on its legal counsel and accounting advisors as to legal and accounting matters in connection with the merger.

The data and analyses summarized herein are from TudorPickering’s presentation to the board of directors of Arena delivered on June 1, 2010, which primarily utilized market closing prices as of May 28, 2010. The analyses summarized herein include information presented in tabular format. In order to fully understand the financial analyses performed, the tables must be read with the text of each summary. For purposes of its analyses, TudorPickering defined EBITDA as net income plus income taxes, interest expense (less interest income), depreciation and amortization. Cash flow represents cash flow provided by operations. Probability weighting ranges from 100% to 25% used as multiples in estimating net asset values for Arena and SandRidge were based on TudorPickering’s judgment regarding the relative certainty of individual proved, probable and possible reserve categories. Discount rates and discount rate ranges applied to cash flows in performing net asset valuation, discounted cash flow and relative consideration analyses were based on TudorPickering’s judgment of upstream industry costs of capital. Net debt amounts used in performing those analyses include a $20 million termination fee and estimated maximum $7.5 million expense reimbursement that Arena would be obligated to pay to SandRidge under the merger agreement (as in effect prior to entering into amendment no. 2 to the merger agreement on June 1, 2010) if the required approval of Arena’s stockholders for the transaction were not obtained. TudorPickering selected terminal value multiples and terminal value multiple ranges in performing discounted cash flow and relative consideration analyses based on its judgment.

Summary of TudorPickering’s Analysis

In the merger, holders of Arena common stock will receive 4.7771 shares of SandRidge common stock and $4.50 in cash for each share of Arena common stock, which is collectively referred to in this section as the Merger Consideration. Based on the last trading price of SandRidge common stock of $6.44 on May 28, 2010, the value of the Merger Consideration to be received by Arena stockholders was $35.26 per share.

Commodity Price Assumptions

The annual commodity price assumptions used by TudorPickering in certain of its analyses are summarized below:

NYMEX Forward Strip as of May 28, 2010

Year	Gas (per MMBtu)	Oil (per Bbl)
2010	$4.50	$77.23
2011	5.41	80.43
2012	5.83	82.57
2013	6.08	84.09
2014	6.32	85.44
Thereafter (Tail Price)	6.32	85.44

Research Consensus per Bloomberg

Year	Gas (per MMBtu)	Oil (per Bbl)
2010	$5.25	$80.00
2011	6.50	87.50
2012	6.75	95.50
Thereafter (Tail Price)	7.00	93.82

10 Year Historical Monthly Average

	Gas (per MMBtu)	Oil (per Bbl)
Average (Rounded)	6.00	55.00

Net Asset Valuation Analysis

TudorPickering performed an illustrative Net Asset Value analysis of Arena. TudorPickering calculated the present value of the after-tax future cash flows that Arena could be expected to generate from its existing base of estimated proved reserves, probable reserves and possible reserves as of April 1, 2010, as provided by the management of Arena. TudorPickering estimated Net Asset Value by adding (i) the present value of the cash flows generated by these estimated proved, probable and possible reserves multiplied by probability weightings ranging from 100% to 25% to reflect the relative certainty of the individual reserve categories, plus (ii) the present value of existing hedges (which totaled $23 million assuming NYMEX Strip as of May 28, 2010), plus (iii) the book value or estimated market value of other assets, less (iv) the expected income taxes to be paid, less (v) other corporate adjustments including net debt (total debt less cash). All cash flows were discounted at a rate of 9% to 11%. The commodity prices utilized to derive the cash flows through 2014 were based on the NYMEX forward strip on May 28, 2010. The commodity prices utilized to derive cash flows in 2015 and beyond, referred to as the Tail Price, were based on 2014 commodity prices. TudorPickering calculated the impact of commodity price assumptions and the valuation factor applied to the proved, probable and possible reserves or Net Asset Value. For commodity price sensitivities, TudorPickering applied (i) 10 year historical monthly average prices, and (ii) research consensus prices. Taken together, the foregoing commodity price sensitivities applied to the Net Asset Value calculation resulted in an implied Arena common stock valuation range of $22.15 to $24.65 per share, using ten year historical monthly average commodity prices, $41.11 to $45.90 per share, using research consensus prices, and $36.76 to $41.08 per share, using NYMEX forward strip prices as of May 28, 2010.

Discounted Cash Flow Analysis

TudorPickering performed a discounted cash flow analysis of Arena using financial forecasts through 2013 as provided by Arena. TudorPickering analyzed three commodity cases: NYMEX forward curve as of May 28, 2010, research consensus prices, and 10 year historical monthly average prices. Terminal values were calculated at December 31, 2012 using a multiple range of 4.5x to 6.5x 2013E EBITDA. Discount rates of 9% to 11% were used to calculate the present value of the annual free cash flows and the terminal value. The resulting enterprise value was then adjusted by Arena’s net debt amount (total debt less cash) to calculate equity value. Taken together, the foregoing commodity price sensitivities resulted in an implied Arena common stock valuation range of $17.27 to $26.27 per share, using ten year historical monthly average commodity prices, $36.75 to $53.75 per share, using research consensus prices, and $31.43 to $46.28 per share, using NYMEX forward strip prices as of May 28, 2010.

Relative Consideration Analysis

TudorPickering compared the implied value of the Merger Consideration per share to be received by Arena to its standalone valuation per share across a range of analyses. The implied value per share of the Merger Consideration was calculated by multiplying the SandRidge value per share for each individual analysis by the 4.7771x exchange ratio and adding the $4.50 in cash consideration.

Public information, including research analysts’ target prices, was used to compare Arena’s standalone valuation to the Merger Consideration.

Additionally, to compare the Merger Consideration to Arena’s standalone discounted cash flow valuation, TudorPickering performed a discounted cash flow analysis of SandRidge using financial forecasts through 2013 as provided by SandRidge. TudorPickering analyzed three commodity cases: NYMEX forward curve as of May 28, 2010, research consensus prices and 10 year historical monthly average prices. Terminal values for Arena were calculated at December 31, 2012 using a multiple of 5.5x 2013E EBITDA. Terminal values for SandRidge were calculated at December 31, 2012 using a multiple of 6.5x 2013E EBITDA. A discount rate of 10% was used to discount annual free cash flows and the terminal value for both Arena and SandRidge.

To compare the Merger Consideration to Arena’s standalone Net Asset Value, TudorPickering calculated the Net Asset Value of SandRidge using a methodology consistent with that used to calculate the Net Asset Value of Arena. To calculate SandRidge’s Net Asset Value, TudorPickering calculated the present value of the after-tax future cash flows that SandRidge could be expected to generate from its existing base of estimated proved reserves, probable reserves and possible reserves as of April 1, 2010, as provided by the management of SandRidge. TudorPickering estimated Net Asset Value by adding (i) the present value of the cash flows generated by these estimated proved, probable and possible reserves multiplied by probability weightings ranging from 100% to 25% to reflect the relative certainty of the individual reserve categories, plus (ii) the present value of existing hedges (which totaled $320 million assuming NYMEX Strip as of May 28, 2010), plus (iii) the book value or estimated market value of other assets less (iv) the expected income taxes to be paid, less (v) other corporate adjustments including net debt (total debt less cash). SandRidge management also provided TudorPickering an alternative reserve report with accelerated capital expenditures. For this analysis, cash flows of both Arena and SandRidge were discounted to present value using a discount rate of 10%.

The implied Merger Consideration per share was compared to the Arena stand-alone implied value per share for each individual analysis as summarized below:

Case	Implied Merger Consideration Per Share	Arena Stand- alone Implied Value Per Share
Public Information Analysis
Analyst Price Targets	$52.27	$42.50
Discounted Cash Flow Analysis
NYMEX Strip as of 5/28/10	41.38	38.67
10 Year Average	8.23	21.66
Research Consensus	71.33	45.04
NAV Analysis—Commodity Sensitivity
NYMEX Strip as of 5/28/10	50.69	38.81
10 Year Average	24.85	23.34
Research Consensus	81.41	43.38
NAV Analysis—Operating Cases
Accelerated Capex (NYMEX Strip as of 5/28/10)	53.32	38.81
Unrisked Case (NYMEX Strip as of 5/28/10)	69.42	45.80

Accretion / (Dilution) Analysis

TudorPickering analyzed the accretion / (dilution) to Arena stockholders on a cash flow per share basis. For purposes of the analysis, each share of Arena was converted to an equivalent number of shares of the combined company using the proposed exchange ratio and the $4.50 of cash consideration was assumed to be used to purchase shares of the combined company at the most recent closing share price of SandRidge. The analysis was performed using both management estimates and publicly available data. Public data cash flow was derived from consensus estimates and Wall Street research reports.

%Accretion/ (Dilution) to Arena Stockholders
Accretion / (Dilution)—Public Data
2010E CFPS	91.3%
2011E CFPS	38.2%

%Accretion / (Dilution) to Arena Stockholders
Accretion / (Dilution)—Management Estimates
2010E CFPS	96.5%
2011E CFPS	68.0%

Present Value of Future Share Price Analysis

TudorPickering analyzed the present value per share of Arena and the present value per share of the Merger Consideration. Future share prices of Arena and SandRidge were calculated by multiplying 2013E cash flow per share by select multiples. The peer multiples used for Arena and SandRidge were 5.3x and 4.9x, respectively, and the current multiples for Arena and SandRidge were 6.3x and 3.5x, respectively. An equity discount rate of 13% was then used to discount the future share prices to the present. The present value of SandRidge’s future share price was then multiplied by the 4.7771x exchange ratio and added to the $4.50 cash consideration to calculate the implied present value per share of the Merger Consideration. This implied present value per share of the Merger Consideration was then compared to the present value of Arena’s future share price.

	Arena	Merger Consideration
Peer Multiples	$36.08	$61.38
Current Multiples	42.89	45.13

Select Corporate Transaction Statistics Analysis

TudorPickering reviewed certain corporate transactions in the upstream energy industry with the following criteria: (i) greater than 50% stock consideration and (ii) announced since 2004. TudorPickering conducted a comparable transactions analysis to assess how similar transactions were valued. The selected transactions, year of announcement, the transaction value (calculated as the equity purchase price plus assumed net debt obligations, if any) over proved barrel equivalent reserves, the transaction value over daily production expressed in thousands of barrels equivalent, and the transaction value over estimated EBITDA in the calendar year of announcement and estimated EBITDA in the calendar year following announcement, respectively, are set forth below:

Selected Transaction	Year of Announcement	Transaction Value/
		Proved Reserves ($/Boe)	Daily Production ($/MBoe/d)	EBITDA (year of announcement)	EBITDA (year following announcement)
Exxon Mobil Corp./XTO Energy Inc.	2009	$17.63	$82.9	5.9x	6.7x
Denbury Resources Inc./Encore Acquisition Co.	2009	$21.21	$105.1	9.4x	8.4x
Plains Exploration & Production Co./Pogo Producing	2007	$15.02	$65.3	5.0x	5.8x
Petrohawk Energy Corp./KCS Energy Inc.	2006	$24.37	$72.3	5.3x	4.5x
Occidental Petroleum Corp./Vintage Petroleum Inc.	2005	$9.03	$52.0	6.7x	5.0x
Chevron Corp./Unocal Corp.	2005	$10.32	$44.1	4.9x	5.0x
Petrohawk Energy Corp./Mission Resources Corp.	2005	$14.52	$53.0	NA	NA
Cimarex Energy Co./Magnum Hunter Resources Inc.	2005	$12.77	$58.5	4.9x	NA
Noble Energy Inc./Patina Oil & Gas Corp.	2004	$13.30	$60.3	8.5x	7.6x
Pioneer Natural Resources Co./Evergreen Resources, Inc.	2004	$8.02	$79.9	10.2x	8.1x
Kerr-McGee Corp./Westport Resources Corp.	2004	$11.68	$37.7	5.7x	5.8x
Plains Exploration & Production Co./Nuevo Energy Company	2004	$4.52	$19.0	NA	NA
Whiting Petroleum Corp./Equity Oil Co.	2004	$4.70	$24.1	NA	NA

The observed multiple ranges from the comparable transaction analysis as compared to the resulting implied transaction multiples resulting from the proposed Merger Consideration are summarized below:

	Comparable Transactions		Merger Consideration
	Range	Median
Ratio Of Enterprise Value Over:
Proved Reserves ($/Boe)	$4.52 to $24.37	$12.77	$19.51
Current Production ($/MBoe/d)	$19.0 to $105.1	$58.5	$164.4
FY1 EBITDA	4.9x to 10.2x	5.8x	8.6x
FY2 EBITDA	4.5x to 8.4x	5.8x	6.9x

Select Oil-Weighted Transaction Statistics Analysis

TudorPickering reviewed certain oil-weighted transactions in the upstream energy industry that were characterized by similar geographic or commodity characteristics that were: (i) greater than $50 million in value, (ii) greater than 50% oil and (iii) announced since 2009. TudorPickering conducted a comparable transactions analysis to assess how similar transactions were valued.

For the comparable transactions analysis, select transaction multiples were analyzed including:

•	the transaction value (defined as the equity purchase price plus assumed net debt obligations, if any) over proved reserves; and

•	the transaction value over daily production.

The observed multiple ranges from the comparable transaction analysis as compared to the resulting implied transaction multiples resulting from the proposed Merger Consideration are summarized below:

	Comparable Transactions		Merger Consideration
	Range	Median
Ratio Of Transaction Value Over:
Proved Reserves ($/Boe)	$2.71 to $40.44	$12.82	$19.51
Current Production ($/MBoe/d)	$35.4 to $170.5	$88.6	$164.4

Select Public Company Trading Statistics Analysis

TudorPickering reviewed and compared certain financial, operating and stock market information of Arena to corresponding information of selected publicly traded companies. Also, TudorPickering analyzed two groupings of companies: (i) companies, in TudorPickering’s judgment, with assets and operations most similar to Arena which included Berry Petroleum, Concho Resources, Denbury Resources, Pioneer Natural Resources and Whiting Petroleum and (ii) companies with operations that were predominately oil-focused, which included Berry Petroleum, Brigham Exploration, Clayton Williams, Concho Resources, Continental Resources, Denbury Resources, Pioneer Natural Resources, Venoco and Whiting Petroleum. The selected companies, enterprise value over proved barrel equivalent reserves, enterprise value over first quarter 2010 daily production expressed in thousands of barrels equivalent, enterprise value over 2010 estimated production expressed in thousands of barrels equivalent, enterprise value over 2010 and 2011 estimated EBITDA, and share price over 2010 and 2011 estimated cash flow per share, respectively, are set forth below:

	Enterprise Value/					Share Price/
Selected Companies - Arena Group	Proved Reserves ($/Boe)	1Q 2010 Daily Production ($/MBoe/d)	2010E Production ($/MBoe/d)	2010E EBITDA	2011E EBITDA	2010E Cash Flow per Share	2011E Cash Flow per Share
Berry Petroleum	$10.55	$88.0	$81.5	6.9x	5.4x	5.5x	5.1x
Concho Resources	$25.94	$153.8	$137.7	8.3x	6.4x	7.9x	6.0x
Denbury Resources	$26.04	$112.4	$120.0	10.0x	7.8x	8.4x	6.0x
Pioneer Natural Resources	$11.53	$90.6	$86.0	7.6x	6.4x	6.6x	5.3x
Whiting Petroleum	$20.67	$95.0	$89.2	5.5x	4.8x	5.2x	4.3x

	Enterprise Value/					Share Price/
Selected Companies - Oil Focused Group	Proved Reserves ($/Boe)	1Q 2010 Daily Production ($/MBoe/d)	2010E Production ($/MBoe/d)	2010E EBITDA	2011E EBITDA	2010E Cash Flow per Share	2011E Cash Flow per Share
Berry Petroleum	$10.55	$88.0	$81.5	6.9x	5.4x	5.5x	5.1x
Brigham Exploration	$70.58	$368.6	$255.9	15.2x	7.5x	17.4x	9.3x
Clayton Williams	$28.48	$66.0	$60.5	4.4x	3.1x	2.6x	1.9x
Concho Resources	$25.94	$153.8	$137.7	8.3x	6.4x	7.9x	6.0x
Continental Resources	$33.28	$222.8	$204.8	10.9x	9.1x	11.2x	8.7x
Denbury Resources	$26.04	$112.4	$120.0	10.0x	7.8x	8.4x	6.0x
Pioneer Natural Resources	$11.53	$90.6	$86.0	7.6x	6.4x	6.6x	5.3x
Venoco	$14.87	$75.4	$76.1	7.0x	6.0x	4.8x	4.1x
Whiting Petroleum	$20.67	$95.0	$89.2	5.5x	4.8x	5.2x	4.3x

The observed multiple ranges from the public trading analysis as compared to the resulting implied transaction multiples resulting from the proposed Merger Consideration are summarized below:

	Arena Group		Oil Focused Group		Merger Consideration
	Range	Median	Range	Median
Ratio Of Enterprise Value Over:
Proved Reserves ($/Boe)	$10.55 to $26.04	$20.67	$10.55 to $70.58	$25.94	$19.51
Q1’2010 Production ($/MBoe/d)	$88.0 to $153.8	$95.0	$66.0 to $368.6	$95.0	$164.4
2010E Production ($/MBoe/d)	$81.5 to $137.7	$89.2	$60.5 to $255.9	$89.2	$160.9
2010E EBITDA	5.5x to 10.0x	7.6x	4.4x to 15.2x	7.6x	8.6x
2011E EBITDA	4.8x to 7.8x	6.4x	3.1x to 9.1x	6.4x	6.9x

Ratio Of Share Price Over:
2010E Cash Flow Per Share	5.2x to 8.4x	6.6x	2.6x to 17.4x	6.6x	8.5x
2011E Cash Flow Per Share	4.3x to 6.0x	5.3x	1.9x to 9.3x	5.3x	6.8x

General

TudorPickering and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes.

TudorPickering also engages in securities trading and brokerage, private equity activities, equity research and other financial services, and in the ordinary course of these activities, TudorPickering and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Arena, SandRidge or any of the other parties to the transactions contemplated by the amended merger agreement, and any of their respective affiliates and (ii) any currency or commodity that may be involved in the transactions contemplated by the amended merger agreement.

In addition, TudorPickering and its affiliates and certain of its employees, including members of the team performing services in connection with the merger, as well as certain private equity funds associated or affiliated with TudorPickering in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including Arena and SandRidge, other prospective purchasers and their respective affiliates. TudorPickering was not requested to, and did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Arena or any alternative transaction. TudorPickering was not requested to, and it did not, participate in the negotiation of the terms of the amended merger agreement or the transactions contemplated thereby, nor was TudorPickering requested to, and it did not, provide any advice or services in connection with the amended merger agreement or the transactions contemplated thereby other than the delivery of the opinion and delivery of its opinion dated April 3, 2010 in connection with the original merger agreement. TudorPickering expresses no view or opinion as to any such matters and has assumed, with the consent of Arena, that the terms of the amended merger agreement are, from the perspective of Arena and its stockholders, the most beneficial that could be obtained.

Arena selected TudorPickering to provide a fairness opinion in connection with the merger because of TudorPickering’s expertise, reputation and familiarity with the oil and gas industry generally and the oil and gas services industry specifically and because its investment banking professionals have substantial experience in transactions comparable to the merger.

TudorPickering has provided investment banking services to third parties who considered engaging in a transaction with Arena and received fees for those services. TudorPickering has also provided various investment banking services to both Arena and SandRidge in the past for which it received fees or compensation, including serving as an underwriter with respect to Arena’s common stock offering in May 2008 and SandRidge’s common stock offerings in November 2007, April 2009 and December 2009. TudorPickering and its affiliates may provide investment banking or other financial services to Arena or SandRidge in the future. In connection with such investment banking or other financial services, it may receive compensation.

The description set forth above constitutes a summary of the analyses employed and factors considered by TudorPickering in rendering its opinion to the board of directors of Arena. TudorPickering believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.

No company or transaction used in the analyses of comparable transactions summarized above is identical or directly comparable to Arena, SandRidge or the merger. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading value and acquisition value of the companies considered.

Pursuant to the terms of the engagement of TudorPickering, Arena has paid TudorPickering a $1.0 million fee for delivery of its April 3, 2010 opinion and has agreed to pay TudorPickering an $850,000 fee for delivery of the opinion on June 1, 2010. In addition, Arena has agreed to reimburse TudorPickering for its reasonably incurred out-of-pocket expenses incurred in connection with the engagement, including fees and disbursements of its legal counsel. Arena has also agreed to indemnify TudorPickering, its affiliates and their respective officers, directors, partners, agents, employees and controlling persons for liabilities arising in connection with or as a result of its rendering of services under its engagement, including liabilities under the federal securities laws. Pursuant to these obligations, Arena is required to reimburse TudorPickering for expenses incurred by TudorPickering in connection with defending the litigation related to the merger (described under the caption “Update to The Merger—Litigation Related to the Merger” in this supplement), including fees and disbursements of its legal counsel.

Merger Consideration

Pursuant to the amended merger agreement, in the merger, holders of shares of Arena common stock will receive 4.7771 shares of SandRidge common stock (referred to as the exchange ratio), plus $4.50 in cash (referred to as the per share cash consideration) for each share of Arena common stock that they own immediately prior to the effective time of the merger. The right of each holder of Arena common stock to receive the consideration described in the immediately preceding sentence is referred to as the merger consideration. If between the date of the merger agreement, as amended, and the effective time of the merger, the outstanding shares of SandRidge common stock are changed into a different number or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon has been declared with a record date within such period, the exchange ratio, the conversion ratio (as defined below) and the per share cash consideration shall be correspondingly adjusted. Arena stockholders will receive cash for any fractional shares which they would otherwise receive in the merger.

Each award of Arena restricted stock that is outstanding at the effective time of the merger will be (i) assumed by SandRidge, in accordance with the terms of the applicable Arena stock plan and award agreement by which it is evidenced, except as provided in the immediately succeeding sentence, and (ii) converted into an award of a number of shares of restricted SandRidge common stock equal to the product of (A) the number of shares of Arena common stock underlying such award multiplied by (B) the conversion ratio, which is the exchange ratio of 4.7771 plus a fraction equal to $4.50 divided by the closing price of the SandRidge common stock on the day immediately prior to the closing date of the merger. Fractions resulting from such conversion will be rounded down. As provided in the original merger agreement, for any employee of Arena whose primary work location is at the Tulsa office, the vesting provisions of each such award of restricted SandRidge common stock will be modified, such that each such award will vest upon the earliest to occur of the following: (x) the vesting of such award pursuant to the terms of the applicable original award agreement, (y) the end of the transition period (as defined in the Severance Plan described in “Interests of Certain Persons in the Merger” in the May 5 joint proxy statement/prospectus) with respect to the applicable employee and (z) the termination date (as defined in the Severance Plan) with respect to the applicable employee. With respect to any other employee of Arena, each such award of restricted SandRidge common stock will vest pursuant to the terms of the applicable original award agreement. For a more complete discussion of the treatment of Arena restricted stock, see “Interests of Certain Persons in the Merger—Arena Stock Options and Restricted Stock” in the May 5 joint proxy statement/prospectus.

The treatment of outstanding Arena stock options is not affected by the amendments to the merger agreement, except that the number of shares of SandRidge common stock into which outstanding (unexercised) “in-the-money” Arena stock options will be converted pursuant to the amended merger agreement will be based on the value of the revised merger consideration. Otherwise, the treatment of outstanding Arena stock options is as described in the section entitled “Interests of Certain Persons in the Merger—Arena Stock Options and Restricted Stock” in the May 5 joint proxy statement/prospectus.

Source of Funding for the Merger

SandRidge’s obligation to complete the merger is not conditioned upon its obtaining financing. As of March 31, 2010, SandRidge had $2.6 million in cash and cash equivalents. In addition, at March 31, 2010, SandRidge had $805.2 million in undrawn committed revolving credit facilities with commercial banks, not taking into account $25.6 million in outstanding letters of credit, which affect the availability under the credit facilities on a dollar-for-dollar basis. SandRidge expects to fund approximately $177.0 million (based on the number of outstanding shares of Arena common stock at the closing of the merger) for the aggregate cash portion of the merger consideration payable to the Arena stockholders through drawdowns under its revolving credit facility and/or, to the extent available, internal cash resources. In addition, SandRidge intends to use such internal cash resources and financing as well as cash on hand of Arena following the merger, which at March 31, 2010 was $55.0 million, to pay for the estimated direct merger transaction costs and professional services of approximately $19.3 million

Litigation Related to the Merger

As disclosed on pages 84–85 of the May 5 joint proxy statement/prospectus under the heading “The Merger—Litigation Related to the Merger,” nine shareholder lawsuits styled as class actions have been filed against Arena and its board of directors. All nine lawsuits also named SandRidge as an additional defendant, while six of the lawsuits (Raymond M. Eberhardt v. Arena Resources, Inc., et al., City of Pontiac General Employees’ Retirement System v. Arena Resources, Inc., et al., West Palm Beach Police Pension Fund v. Rochford, et al., Roger and Kanya Tiemchan Phillips v. Rochford, et al., Reinfried v. Arena Resources, Inc., et al., and Thomas R. Stevenson v. Rochford et al.) name both SandRidge and Merger Sub as additional defendants. The three lawsuits filed in Oklahoma County (Eberhardt., Tiemchan Phillips, and Reinfried) were stayed by the District Court of Oklahoma City at a hearing on May 10, 2010. As described in further detail below, the parties in the six remaining actions have reached stipulations consolidating, staying, or coordinating the actions and have reached an agreement under which the actions would be settled.

On April 30, 2010, the parties to three lawsuits filed in Nevada (Pontiac, West Palm Beach, and Henry Kolesnik v. Arena Resources, Inc. et al.) stipulated that the actions (collectively, the “Nevada Consolidated Action”) would be consolidated for all purposes up through and including preliminary injunction proceedings. In the same stipulation, the parties to two lawsuits filed in Tulsa County (Thomas Slater v. Arena Resources, Inc., et al. and Richard J. Erickson v. Arena Resources, Inc. et al.) agreed that both actions (collectively, the “Tulsa Consolidated Action”) would be consolidated, stayed, and coordinated for all pre-trial purposes with the Nevada

Consolidated Action. The parties in the federal suit filed in the United States District Court for the Northern District of Oklahoma (Stevenson; the “Federal Action”) thereafter reached a stipulation to coordinate discovery with the Nevada Consolidated Action.

On May 17, 2010, the plaintiffs in the Nevada Consolidated Action filed a consolidated amended complaint. The consolidated amended complaint alleges generally that Arena’s directors breached their fiduciary duties in negotiating and approving the merger by allegedly favoring their own interests over those of stockholders, administering a sale process that failed to maximize stockholder value, failing to obtain certain protections in the merger agreement that would apply in the event of a decline in SandRidge’s stock price, and agreeing to certain termination fees and other terms in the merger agreement. The consolidated amended complaint further alleges that Arena and SandRidge aided and abetted the alleged breaches of fiduciary duty by filing a deficient and misleading proxy statement. Arena and SandRidge believe the consolidated amended complaint and all other complaints filed in the shareholder lawsuits arising out of the proposed merger are without merit and that they have valid defenses to all claims.

Nevertheless, in order to avoid the cost, disruption and uncertainty of litigation—and without admitting any liability or wrongdoing—the defendants have entered into a memorandum of understanding agreeing, subject to certain terms and conditions set forth therein, to settle the Nevada Consolidated Action, the Tulsa Consolidated Action, and the Federal Action, which asserts similar claims for breach of fiduciary duty and aiding and abetting breach of fiduciary duty as well as a federal claim against Arena and SandRidge under Section 14(a) of the Securities Exchange Act of 1934, as amended. Pursuant to the memorandum of understanding, Arena and SandRidge agreed to make certain additional disclosure related to the proposed merger. In addition, Arena and SandRidge agreed to amend the merger agreement, which resulted in amendment no. 1 to the merger agreement.

On June 9, 2010, the parties to the Nevada Consolidated Action and the Tulsa Consolidated Action entered into a stipulation of settlement which provides, among other terms and subject to court approval, for certification of a settlement class of certain Arena stockholders and the release of certain claims held by the proposed settlement class. The settlement set forth in the stipulation is subject to customary conditions, including court approval following notice to class members. On June 10, the court held a preliminary hearing to consider the fairness, reasonableness, and adequacy of the settlement. At the hearing, the court preliminarily ruled that the settlement is fair, reasonable, and adequate, and indicated that it would enter a written order granting preliminary approval to the settlement. It is anticipated that the parties will provide notice of the proposed settlement to the class of Arena stockholders pursuant to this order, and that the court will hold a final hearing to consider the settlement after such notice is provided.

After the announcement of the proposed settlement of the Nevada Consolidated Action, the Tulsa Consolidated Action, and the Federal Action, the plaintiffs in the three cases in Oklahoma County filed a motion to lift the stay of those actions. A hearing on this motion is scheduled for June 17, 2010.

UPDATE TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information reflects the historical results of SandRidge as adjusted on a pro forma basis to give effect to SandRidge’s acquisition of Arena. SandRidge’s historical results for the year ended December 31, 2009 have also been adjusted to give effect to a December 2009 property acquisition. These acquisitions are described further below.

•

Arena Acquisition. On May 27, 2010 and June 1, 2010, SandRidge, Merger Sub and Arena executed amendment no. 1 and amendment no. 2, respectively, to the original merger agreement, dated April 3, 2010. Under the terms of the amended merger agreement, SandRidge will pay $4.50 (previously $2.50) in cash and will issue 4.7771 shares of SandRidge common stock for each share of Arena common stock outstanding, referred to as the Arena Acquisition. Based upon the closing price of SandRidge common stock on June 1, 2010, the date used for preparation of this unaudited pro forma condensed combined financial information, the consideration to be received by Arena stockholders is valued at $33.64 per share or $1.3 billion in the aggregate. Completion of the transaction is contingent upon approval by stockholders of both companies as well as other customary closing conditions. SandRidge will be the surviving parent company after completion of the merger. Arena is an oil and natural gas exploration, development and production company with current operations in Texas, Oklahoma, Kansas and New Mexico.

•

2009 Permian Basin Acquisition. On December 21, 2009, SandRidge purchased oil and natural gas properties located in the Permian Basin, referred to as the 2009 Permian Basin Acquisition, from Forest Oil Corporation and one of its subsidiaries for $800.0 million, subject to certain purchase price and post-closing adjustments. The assets consist primarily of six operated areas in the Central Basin Platform and greater Permian Basin of western Texas and eastern New Mexico. The acquisition was financed with proceeds from the issuance of 8.75% Senior Notes due 2020, the placement of 2,000,000 new shares of 6.0% convertible perpetual preferred stock, and the public offering of 25,600,000 shares of the Company’s common stock, collectively referred to herein as the financing transactions.

The unaudited pro forma condensed combined balance sheet is based on the unaudited March 31, 2010 balance sheets of SandRidge and Arena and includes pro forma adjustments to give effect to the Arena Acquisition as if it occurred on March 31, 2010. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2009 and the three months ended March 31, 2010 are based on the audited statements of operations of SandRidge and Arena for the year ended December 31, 2009 and the unaudited statements of operations of SandRidge and Arena for the three months ended March 31, 2010, respectively, and include pro forma adjustments to give effect to SandRidge’s 2009 Permian Basin Acquisition and the Arena Acquisition as if those transactions and the financing transactions occurred on January 1, 2009.

The pro forma adjustments reflecting the Arena Acquisition under the acquisition method of accounting are based on various preliminary estimates and assumptions and are described in the related notes. The actual adjustments to SandRidge’s consolidated financial statements upon consummation of the Arena Acquisition and allocation of the purchase price will depend on a number of factors, including additional financial information available at such time, changes in the fair value of SandRidge’s common stock transferred at the closing date, changes in the estimated fair value of Arena’s oil and natural gas properties as of the closing date, final appraisals of property and equipment and changes in the operating results of Arena between the date of preparation of this pro forma information and the effective date of the acquisition. Accordingly, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible these differences could be material. The pro forma statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the merger.

These unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of the results that actually would have occurred had the transactions been in effect on the dates or for the periods indicated, or of results that may occur in the future. These unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes, Annual Reports on Form 10-K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q for the three months ended March 31, 2010 of both SandRidge and Arena and Form 8-K/A filed by SandRidge on March 8, 2010 in connection with the 2009 Permian Basin Acquisition.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2010

	SandRidge Historical	Arena Historical	Pro Forma Adjustments		SandRidge Pro Forma Combined
	(In Thousands)
ASSETS
Current assets:
Cash and cash equivalents	$2,571	$55,015	$(19,270)	(a)	$38,316
Accounts receivable, net	96,155	21,969	—		118,124
Derivative contracts	141,569	17	—		141,586
Inventories	3,741	—	—		3,741
Costs in excess of billings	31,965	—	—		31,965
Other current assets	14,216	1,212	—		15,428

Total current assets	290,217	78,213	(19,270)		349,160
Oil and natural gas properties, net (full cost method of accounting)	2,114,426	602,652	702,607	(b)	3,419,685
Other property, plant and equipment, net	482,183	10,215	—	(b)	492,398
Goodwill	—	—	328,952	(b)	328,952
Restricted deposits	27,820	—	—		27,820
Deferred income taxes	—	—	27,871	(b)
			(27,871)	(d)	—
Other assets	57,019	—	—		57,019

Total assets	$2,971,665	$691,080	$1,012,289		$4,675,034

LIABILITIES AND EQUITY
Current liabilities:
Current maturities of long-term debt	$10,367	$—	$—		$10,367
Accounts payable and accrued expenses	303,603	19,325	—	(b)	322,928
Derivative contracts	7,590	—	—		7,590
Asset retirement obligation	2,553	—	—		2,553

Total current liabilities	324,113	19,325	—		343,438
Long-term debt	2,610,410	—	176,958	(b)	2,787,368
Other long-term obligations	16,257	—	1,163	(c)	17,420
Derivative contracts	80,614	—	—		80,614
Asset retirement obligation	111,601	8,159	—	(b)	119,760
Deferred income taxes	—	119,267	269,216	(b)

			(388,483)	(d)	—

Total liabilities	3,142,995	146,751	58,854		3,348,600

Commitments and contingencies
Equity:
SandRidge Energy, Inc. stockholders’ equity:
Preferred stock, $0.001 par value, 50,000 shares authorized:
8.5% Convertible perpetual preferred stock; 2,650 shares issued and outstanding; aggregate liquidation preference of $265,000	3	—	—		3
6.0% Convertible perpetual preferred stock; 2,000 shares issued and outstanding; aggregate liquidation preference of $200,000	2	—	—		2
Common stock, $0.001 par value; 400,000 shares authorized (historical); 800,000 shares authorized (pro forma); 212,961 issued and 210,788 outstanding (historical); 402,729 issued and 400,556 outstanding (pro forma)	204	39	(39)	(b)
			190	(b)	394
Additional paid-in capital	2,969,652	330,528	(330,528)	(b)
			1,157,395	(b)
			2,189	(e)	4,129,236
Treasury stock, at cost	(28,283)	—	—		(28,283)
(Accumulated deficit) retained earnings	(3,124,094)	213,751	124,239	(n)	(2,786,104)
Other comprehensive income	—	11	(11)	(b)	—

Total SandRidge Energy, Inc. stockholders’ (deficit) equity	(182,516)	544,329	953,435		1,315,248
Noncontrolling interest	11,186	—	—		11,186

Total (deficit) equity	(171,330)	544,329	953,435		1,326,434

Total liabilities and equity	$2,971,665	$691,080	$1,012,289		$4,675,034

The accompanying notes are an integral part of this financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

	SandRidge Historical	SandRidge 2009 Acquisition and Financing Adjustments		SandRidge as Adjusted for 2009 Acquisition and Financing	Arena Historical	Arena Acquisition Pro Forma Adjustments		SandRidge Pro Forma Combined
	(In Thousands, Except Per Share Amounts)
Revenues:
Oil and natural gas	$454,705	$91,549	(f)	$546,254	$126,241	$—		$672,495
Drilling and services	23,902	—		23,902	—	—		23,902
Midstream and marketing	86,028	—		86,028	—	—		86,028
Other	26,409	—		26,409	—	—		26,409

Total revenues	591,044	91,549		682,593	126,241	—		808,834
Expenses:
Production	169,285	23,638	(f)	192,923	15,543	—		208,466
Production taxes	4,010	3,937	(f)	7,947	6,456	—		14,403
Drilling and services	30,899	—		30,899	—	—		30,899
Midstream and marketing	78,684	—		78,684	—	—		78,684
Depreciation and depletion—oil and natural gas	176,027	54,377	(g)	230,404	39,071	19,394	(g)	288,869
Depreciation, depletion and amortization—other	50,865	—		50,865	298	—		51,163
Impairment	1,707,150	—	(h)	1,707,150	—	—	(h)	1,707,150
General and administrative	100,256	—		100,256	13,453	—		113,709
Gain on derivative contracts	(147,527)	—		(147,527)	(14,885)	—		(162,412)
Loss on sale of assets	26,419	—		26,419	—	—		26,419

Total expenses	2,196,068	81,952		2,278,020	59,936	19,394		2,357,350

(Loss) income from operations	(1,605,024)	9,597		(1,595,427)	66,305	(19,394)		(1,548,516)

Other income (expense):
Interest income	375	—		375	829	—		1,204
Interest expense	(185,691)	(39,434)	(i)	(225,125)	—	(4,123)	(m)	(229,248)
Income from equity investments	1,020	—		1,020	—	—		1,020
Other income, net	7,272	—		7,272	—	—		7,272

Total other (expense) income	(177,024)	(39,434)		(216,458)	829	(4,123)		(219,752)

(Loss) income before income tax (benefit) expense	(1,782,048)	(29,837)		(1,811,885)	67,134	(23,517)		(1,768,268)
Income tax (benefit) expense	(8,716)	—	(j)	(8,716)	24,840	(24,840)	(j)	(8,716)

Net (loss) income	(1,773,332)	(29,837)		(1,803,169)	42,294	1,323		(1,759,552)
Less: net income attributable to noncontrolling interest	2,258	—		2,258	—	—		2,258

Net (loss) income attributable to SandRidge Energy, Inc.	(1,775,590)	(29,837)		(1,805,427)	42,294	1,323		(1,761,810)
Preferred stock dividends	8,813	11,633	(k)	20,446	—	—		20,446

(Loss applicable) income available to SandRidge Energy, Inc. common stockholders	$(1,784,403)	$(41,470)		$(1,825,873)	$42,294	$1,323		$(1,782,256)

(Loss) income per share (applicable) available to SandRidge Energy, Inc. common stockholders:
Basic	$(10.20)							$(4.58)

Diluted	$(10.20)							$(4.58)

Weighted average number of SandRidge Energy, Inc. common shares outstanding:
Basic	175,005	24,075	(l)			189,768	(b)	388,848

Diluted	175,005	24,075	(l)			189,768	(b)	388,848

The accompanying notes are an integral part of this financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2010

	SandRidge Historical	Arena Historical	Pro Forma Adjustments		SandRidge Pro Forma Combined
	(In Thousands, Except Per Share Amounts)
Revenues:
Oil and natural gas	$169,585	$51,798	$—		$221,383
Drilling and services	5,760	—	—		5,760
Midstream and marketing	27,988	—	—		27,988
Other	7,661	—	—		7,661

Total revenues	210,994	51,798	—		262,792
Expenses:
Production	50,272	4,464	—		54,736
Production taxes	4,838	2,786	—		7,624
Drilling and services	7,209	—	—		7,209
Midstream and marketing	25,506	—	—		25,506
Depreciation and depletion—oil and natural gas	52,278	12,312	6,060	(g)	70,650
Depreciation, depletion and amortization—other	12,303	117	—		12,420
General and administrative	31,674	3,504	—		35,178
Gain on derivative contracts	(61,952)	(26)	—		(61,978)
Gain on sale of assets	(304)	—	—		(304)

Total expenses	121,824	23,157	6,060		151,041

Income from operations	89,170	28,641	(6,060)		111,751

Other income (expense):
Interest income	69	110	—		179
Interest expense	(62,089)	—	(1,000)	(m)	(63,089)
Other income, net	1,236	—	—		1,236

Total other (expense) income	(60,784)	110	(1,000)		(61,674)

Income before income tax expense	28,386	28,751	(7,060)		50,077
Income tax expense	12	10,638	(10,638)	(j)	12

Net income	28,374	18,113	3,578		50,065
Less: net income attributable to noncontrolling interest	1,138	—	—		1,138

Net income attributable to SandRidge Energy, Inc.	27,236	18,113	3,578		48,927
Preferred stock dividends and accretion	8,631	—	—		8,631

Income available to SandRidge Energy, Inc. common stockholders	$18,605	$18,113	$3,578		$40,296

Income per share available to SandRidge Energy, Inc. common stockholders:
Basic	$0.09				$0.10

Diluted	$0.09				$0.10

Weighted average number of SandRidge Energy, Inc. common shares outstanding:
Basic	209,145		189,768	(b)	398,913

Diluted	209,932		189,768	(b)	399,700

The accompanying notes are an integral part of this financial information.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The historical financial information is derived from the historical consolidated financial statements of SandRidge, the historical statements of revenues and direct operating expenses of properties acquired in the 2009 Permian Basin Acquisition, and the historical consolidated financial statements of Arena. Revenues and direct operating expenses related to properties acquired in the 2009 Permian Basin Acquisition were derived from unaudited financial statements. The unaudited pro forma condensed combined balance sheet as of March 31, 2010 has been prepared as if the Arena Acquisition had occurred on March 31, 2010. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2009 and the three months ended March 31, 2010 assume that the 2009 Permian Basin Acquisition and Arena Acquisition occurred on January 1, 2009.

2. Pro Forma Adjustments

The following adjustments were made in the preparation of the unaudited pro forma condensed combined financial statements.

(a)	Adjustment reflects estimated costs related to the Arena Acquisition, including professional fees and employee severance, which will be expensed. The additional expense has not been included in the accompanying pro forma condensed combined statement of operations due to its non-recurring nature.

(b)	Adjustment to reflect the elimination of the components of Arena’s historical stockholders’ equity, the consideration to be paid by SandRidge in the merger and the adjustments to the historical book values of Arena’s assets and liabilities as of March 31, 2010 to their estimated fair values, in accordance with acquisition accounting. The following table reflects the preliminary allocation of the total purchase price of Arena to the assets acquired and the liabilities assumed and the resulting goodwill based on the preliminary estimates of fair value (in thousands, except stock price):

Purchase Price(1):
Shares of SandRidge common stock to be issued to Arena stockholders	189,768
SandRidge common stock price	$6.10

Fair value of common stock issued	1,157,585
Cash consideration to be paid to Arena stockholders(2)	176,958

Total purchase price	1,334,543

Estimated Fair Value of Liabilities Assumed:
Current liabilities	19,325
Long-term deferred tax liability(3)	388,483
Other non-current liabilities	8,159

Amount attributable to liabilities assumed	415,967

Total purchase price plus liabilities assumed	1,750,510

Estimated Fair Value of Assets Acquired:
Current assets	78,213
Oil and natural gas properties(4)	1,305,259
Other property, plant and equipment	10,215
Long-term deferred tax assets	27,871

Amount attributable to assets acquired	1,421,558

Goodwill(1)	$328,952

(1)	Under the terms of the amended merger agreement, consideration to be paid by SandRidge will consist of 4.7771 shares of SandRidge common stock plus $4.50 cash for each share of Arena common stock outstanding. The total purchase price is based upon the closing price of $6.10 per share of SandRidge common stock on June 1, 2010 (the last full trading day prior to the merger amendment). Under the acquisition method of accounting, the actual purchase price will be determined based on the total cash paid and the fair value of SandRidge common stock issued in the merger on the acquisition date. Total shares to be issued consists of (i) approximately 186.4 million shares issued in exchange for 39.0 million shares of outstanding Arena common stock, (ii) approximately 1.5 million shares issued in exchange for restricted shares of Arena common stock expected to vest prior to consummation of the merger, and (iii) 1.9 million shares issued in exchange for currently outstanding options to purchase Arena common stock considered in-the-money (based on the closing price of $31.35 per share of Arena common stock on June 1, 2010) that would convert into shares of SandRidge common stock in accordance with the merger agreement. The actual number of shares issued in exchange for options outstanding will be determined based upon the closing price of Arena common stock on the closing date of the merger.

Assuming SandRidge issues 189.8 million shares of common stock to consummate the Arena Acquisition, a $1.00 increase (decrease) in the closing price of SandRidge’s common stock would increase (decrease) goodwill by approximately $189.8 million.

(2)	Pro forma presentation assumes cash to be paid to Arena stockholders will be funded through a draw on SandRidge’s senior credit facility.

(3)	SandRidge will receive carryover tax basis in Arena’s assets and liabilities because the merger will not be a taxable transaction under the United States Internal Revenue code. Based upon the preliminary purchase price allocation, a step-up in basis related to the property to be acquired from Arena is expected to result in a SandRidge deferred tax liability of approximately $388.5 million, an increase of $269.2 million to Arena’s existing $119.3 deferred tax liability. See also (d).

(4)	Weighted average commodity prices utilized in the preliminary determination of the pro forma fair value of oil and natural gas properties were $75.89 per barrel of oil and $7.34 per mcf of natural gas, based upon corresponding monthly NYMEX strip prices for each month through December 2013 and held constant at the average 2013 NYMEX strip price for periods after 2013, after adjustment for transportation fees and regional price differentials. An increase or decrease in commodity prices as of the closing date will result in a corresponding increase or decrease in the fair value of the properties and related deferred tax liabilities and a decrease or increase to goodwill.

(c)	Adjustment to recognize expense related to the vesting of certain employer contributions to SandRidge’s non-qualified deferred compensation plan due to change in control provisions that will trigger upon consummation of the Arena Acquisition. The additional expense has not been included in the accompanying pro forma condensed combined statements of operations due to its non-recurring nature.

(d)	Adjustment to recognize offset of newly created net deferred tax liability with existing SandRidge deferred tax assets and the resulting release of approximately $360.6 million in the current valuation allowance against those existing deferred tax assets. The release of the valuation allowance has been reflected as a credit to accumulated deficit in the accompanying pro forma condensed combined balance sheet, but has not been included in the accompanying pro forma condensed combined statements of operations due to its non-recurring nature.

(e)	Adjustment to recognize effects on additional paid-in capital and accumulated deficit of estimated stock-based compensation of $2.2 million associated with 74,000 restricted shares of Arena common stock to be granted immediately prior to and in conjunction with the Arena Acquisition. This estimated additional stock-based compensation expense has not been included in the accompanying pro forma condensed combined statements of operations due to its non-recurring nature.

(f)	Adjustment to recognize revenues and direct operating expenses of the 2009 Permian Basin Acquisition properties as if the acquisition had taken place on January 1, 2009.

(g)	Adjustment to recognize accretion of asset retirement obligation attributable to the 2009 Permian Basin Acquisition properties as well as depreciation and depletion attributable to the 2009 Permian Basin Acquisition and Arena Acquisition properties for the year ended December 31, 2009 and to recognize additional depletion attributable to the Arena Acquisition properties for the three months ended March 31, 2010, using the unit of production method under the full cost method of accounting, as if the acquisitions had taken place on January 1, 2009.

(h)	The Company estimates it would have incurred an additional impairment from full cost ceiling limitations of approximately $121.5 million for the year ended December 31, 2009 had the 2009 Permian Basin Acquisition occurred on January 1, 2009 and an additional impairment from full cost ceiling limitations of approximately $97.8 million had the Arena Acquisition also occurred on January 1, 2009, for a total combined additional impairment of approximately $219.3 million had both the 2009 Permian Basin Acquisition and Arena Acquisition occurred on January 1, 2009. These additional estimated pro forma impairments have not been reflected in the pro forma condensed combined statements of operations due to their non-recurring nature.

(i)	Adjustment to recognize discount and offering cost amortization and interest expense associated with 8.75% Senior Notes due 2020 issued in December 2009. Proceeds were used to partially fund the 2009 Permian Basin Acquisition.

(j)	There was no pro forma income tax provision related to the 2009 Permian Basin Acquisition or the Arena Acquisition due to SandRidge’s net deferred tax asset position and the corresponding full valuation allowance.

(k)	Adjustment to recognize additional dividends associated with the Company’s 6.0% convertible perpetual preferred stock issued in December 2009. Proceeds were used to partially fund the 2009 Permian Basin Acquisition.

(l)	Impact on weighted average shares outstanding for the December 2009 underwritten offering of 25,600,000 shares of Company common stock. Proceeds were used to partially fund the 2009 Permian Basin Acquisition.

(m)	Adjustment to recognize additional interest expense related to the $177.0 million drawn on SandRidge’s senior credit facility to fund the cash portion of the Arena Acquisition purchase price. Additional interest expense was based upon the average annual interest rates paid on amounts outstanding under SandRidge’s senior credit facility during the year ended December 31, 2009 and the three months ended March 31, 2010 of 2.33% and 2.26%, respectively.

(n)	Pro forma adjustments to (accumulated deficit) retained earnings are as follows:

Pro forma adjustment to expense estimated transaction
costs—see(a)	$(19,270)
Historical Arena retained earnings—see(b)	(213,751)
Pro forma adjustment to recognize vesting of certain employer contributions made to SandRidge’s non-qualified compensation plan—see(c)	(1,163)
Pro forma adjustment for the release of valuation allowance against existing SandRidge net deferred tax asset—see(d)	360,612
Pro forma adjustment for additional stock-based compensation—see(e)	(2,189)

$124,239

3.	Supplemental Pro Forma Combined Oil and Gas Reserve and Standardized Measure Information (Unaudited)

The following unaudited supplemental pro forma oil and natural gas reserve tables present how the combined oil and gas reserve and standardized measure information of SandRidge and Arena may have appeared had the merger occurred on January 1, 2009. The Supplemental Pro Forma Combined Oil and Gas Reserve and Standardized Measure Information is for illustrative purposes only.

Estimated Pro Forma Combined Quantities of Proved Reserves

	SandRidge Historical		Arena Historical		Total Pro Forma
	Oil(1) (MBbls)	Gas (MMcf)	Oil (MBbls)	Gas (MMcf)	Oil(1) (MBbls)	Gas (MMcf)
Proved Reserves
As of December 31, 2008	43,164	1,899,636	55,845	58,805	99,009	1,958,441
Revisions of previous estimates	8,826	(1,244,873)	(10,075)	(15,814)	(1,249)	(1,260,687)
Acquisitions of new reserves	56,342	104,046	1,589	2,792	57,931	106,838
Extensions and discoveries	8	8,890	14,360	13,605	14,368	22,495
Sales of reserves in place	(97)	(163)	—	—	(97)	(163)
Production	(2,894)	(87,461)	(2,004)	(2,173)	(4,898)	(89,634)

As of December 31, 2009	105,349	680,075	59,715	57,215	165,064	737,290

Proved developed reserves:
As of December 31, 2008	15,342	851,357	20,231	28,659	35,573	880,016

As of December 31, 2009	38,327	592,777	21,145	28,302	59,472	621,079

Proved undeveloped reserves:
As of December 31, 2008	27,822	1,048,279	35,614	30,146	63,436	1,078,425

As of December 31, 2009	67,022	87,298	38,570	28,913	105,592	116,211

(1)	Includes NGLs

Pro Forma Combined Standardized Measure of Discounted Future Net Cash Flows

	Year Ended December 31, 2009
	SandRidge Historical	Arena Historical	Pro Forma Adjustments(1)	Pro Forma
	(In Thousands)
Future cash inflows from production	$7,582,670	$3,721,874	$—	$11,304,544
Future production costs	(3,028,888)	(902,964)	—	(3,931,852)
Future development costs	(938,272)	(543,023)	—	(1,481,295)
Future income tax expenses	—	(746,548)	746,548	—

Undiscounted future net cash flows	3,615,510	1,529,339	746,548	5,891,397
10% annual discount	(2,054,532)	(775,105)	(379,424)	(3,209,061)

Standardized measure of discounted future net cash flows	$1,560,978	$754,234	$367,124	$2,682,336

(1)	Pro forma adjustments represent elimination of effect of future income taxes due to SandRidge’s deferred tax asset position and the associated full valuation allowance that serves to reduce to zero a tax benefit that otherwise would result from the tax effects of PV-10 at December 31, 2009.

Changes in the Pro Forma Combined Standardized Measure of Discounted Future Net Cash Flows

	Year Ended December 31, 2009
	SandRidge Historical	Arena Historical	Pro Forma Adjustments(1)	Pro Forma
	(In Thousands)
Standardized measure at December 31, 2008	$2,220,576	$460,687	$—	$2,681,263
Revenues less production and other costs	(281,410)	(110,697)	—	(392,107)
Net changes in prices, production and other costs	(1,841,292)	619,543	—	(1,221,749)
Net development costs incurred	201,467	107,237	—	308,704
Net changes in future development costs	1,075,246	6,551	—	1,081,797
Extensions and discoveries	8,671	253,486	—	262,157
Revisions of previous quantity estimates	(553,469)	(447,111)	—	(1,000,580)
Accretion of discount	109,512	48,058	—	157,570
Net change in income taxes	37,936	(176,306)	367,124	228,754
Purchases of reserves in place	565,457	28,329	—	593,786
Sales of reserves in place	(131)	—	—	(131)
Timing differences and other	18,415	(35,543)	—	(17,128)

Standardized measure at December 31, 2009	$1,560,978	$754,234	$367,124	$2,682,336

(1)	Pro forma adjustments represent elimination of effect of future income taxes due to SandRidge’s deferred tax asset position and the associated full valuation allowance that serves to reduce to zero a tax benefit that otherwise would result from the tax effects of PV-10 at December 31, 2009.

UDPATE TO INTERESTS OF CERTAIN PERSONS IN THE MERGER

Interests of Arena directors and officers

Arena Stock Options and Restricted Stock

Arena Stock Options. SandRidge will not assume any outstanding options to purchase shares of Arena common stock in the merger. No later than 30 days prior to the scheduled or anticipated closing date of the merger, Arena will send a notice to all holders of options notifying them that (i) SandRidge will not assume any Arena options following the effective time of the merger or substitute new options therefor, and (ii) all unvested options will become vested and fully exercisable immediately prior to the effective time of the merger and contingent upon the consummation of the merger.

Any options that are in-the-money (as defined below) as of the effective time of the merger and that are not exercised prior to the effective time of the merger will be deemed automatically exercised by the holder thereof, and the holder will be entitled to receive a number of shares of SandRidge common stock (rounded down to the nearest whole number) equal to the product of (i) the conversion ratio (as defined below) multiplied by (ii) the quotient obtained by dividing (x) the product of (1) the number of shares of Arena common stock issuable upon the exercise of the applicable options multiplied by (2) the excess of (A) the last reported sale price of Arena common stock on the NYSE on the closing date of the merger over (B) the exercise price per share of the applicable options, by (y) the last reported sale price of Arena common stock on the NYSE on the closing date of the merger. Any options that are not in-the-money as of the effective time of the merger will be canceled.

Holders of options that become fully vested only as of and effective immediately prior to the effective time of the merger will be permitted to exercise such fully vested options effective as of and contingent upon the consummation of the merger.

As used in the amended merger agreement, (i) in-the-money means, with respect to an option, that the excess of (x) the last reported sale price of Arena common stock on the NYSE on the closing date of the merger over (y) the exercise price per share of the applicable options, is a positive number; and (ii) conversion ratio means the sum of (1) 4.7771 and (2) the quotient obtained by dividing (x) $4.50 by (y) the last reported sale price of SandRidge common stock on the NYSE on the closing date of the merger.

Arena Restricted Stock. At the effective time of the merger, each of the then outstanding awards of Arena restricted stock will be (i) assumed by SandRidge, in accordance with the terms of the applicable Arena stock plan and award agreement by which it is evidenced, except as provided in the immediately succeeding paragraph and except that from and after the effective time of the merger, SandRidge and its board of directors or compensation committee, as the case may be, shall be substituted for Arena and its subsidiaries and their respective boards of directors and committees thereof administering any such stock plan, and (ii) converted into an award of a number of shares of restricted SandRidge common stock equal to the product of (A) the conversion ratio (defined above) multiplied by (B) the number of shares of Arena common stock underlying such award.

As provided in the original merger agreement, with respect to any employee of Arena whose primary work location is at the Tulsa office, the vesting provisions of each such award of restricted SandRidge common stock will be modified, such that each such award will vest upon the earliest to occur of the following: (x) the vesting of such award pursuant to the terms of the applicable original award agreement, (y) the end of the transition period (as defined in the Severance Plan described in the May 5 joint proxy statement/prospectus) with respect to the applicable employee and (z) the termination date (as defined in the Severance Plan) with respect to the applicable employee. With respect to any other employee of Arena, each such award of restricted SandRidge common stock will vest pursuant to the terms of the applicable original award agreement. If the calculation of the number of shares of SandRidge common stock as described above results in the assumption of an award of restricted stock that would include a fraction of a share of SandRidge common stock, then the number of shares of SandRidge common stock subject to such award shall be rounded down to the nearest whole number of shares of SandRidge common stock.

The following disclosure supplements the discussion on page 96 of the May 5 joint proxy statement/prospectus concerning restricted stock held by officers and directors of Arena.

The shares of restricted stock held by Messrs. Rochford and McCabe identified in the table will vest and all restrictions will lapse upon the closing of the merger. These shares were originally authorized for grant by the compensation committee in January 2010; however, the shares were not issued under the authorization until March 30, 2010. In the event the merger does not close, these shares will vest one year from the issue date.

Apart from the treatment of the stock options and restricted stock noted above, the merger will not trigger any type of “change of control” mechanism affecting any officer or director. Further, there have been no amendments or modifications related to any “change of control” provision associated with any plan or equity compensation arrangements in the fiscal year prior to the announcement of the merger transaction.

THE AMENDMENTS TO THE MERGER AGREEMENT

The following is a summary description of amendment no. 1 and amendment no. 2 to the merger agreement and may not contain all of the information that is important to you. The full texts of amendment no. 1 and amendment no. 2 are included as Annex S-A and Annex S-B hereto, respectively, and are incorporated by reference into this supplement. The full text of the original merger agreement is included as Annex A to the May 5 joint proxy statement/prospectus and a summary of the original merger agreement begins on page 80 thereof. You are encouraged to read the merger agreement, the summary of the merger agreement, amendment no. 1 to the merger agreement and amendment no. 2 to the merger agreement carefully in their entirety.

Amendment no. 1 to Merger Agreement

Amendment no. 1 provides, among other things, that if the amended merger agreement is terminated and a termination fee is payable by either SandRidge or Arena as a result, such party has the option to pay to the other party the termination fee either in cash or in shares of its common stock. Prior to the effectiveness of amendment no. 1, the merger agreement required termination fees payable thereunder to be paid only in cash.

If a termination fee is to be paid in shares of common stock, the number of shares (rounded down to the nearest whole number) issuable by either SandRidge or Arena, as applicable, will be equal to the quotient obtained by dividing (1) the amount of the applicable termination fee by (2) the lower of (x) the last reported sale price of the applicable shares of common stock on the New York Stock Exchange and (y) the volume-weighted average price of such shares of common stock for the ten consecutive trading days ending, in the case of clauses (x) and (y), on the trading day immediately preceding the date that the applicable termination fee is being paid. The parties agreed that, if a termination fee is to be paid in shares of common stock, they would enter into a registration rights agreement pursuant to which the applicable issuer would agree to (1) as soon as practicable, but in any event within five business days after such date, prepare and file a registration statement with the SEC covering the resale of the shares, (2) use its reasonable best efforts to cause the registration statement to be declared effective upon filing or as promptly as possible thereafter and (3) use its reasonable best efforts to keep the registration statement continuously effective under the Securities Act of 1933, as amended, referred to as the Securities Act, for so long as the shares are not freely transferable.

Amendment no. 1 also modified the provisions of the merger agreement regarding non-solicitation of takeover proposals in three ways.

First, the merger agreement required that, before conducting discussions with, or providing information to, a third party that made an unsolicited written takeover proposal that the board of directors of SandRidge or Arena, as applicable, determined in good faith (after receiving the advice of its financial advisor) was, or was reasonably likely to result in, a superior proposal, SandRidge or Arena, as applicable, was required, among other things, to enter into a confidentiality agreement with such third party that was no less favorable to SandRidge or Arena, as applicable, as the confidentiality agreement entered into by Arena and SandRidge in connection with the merger (which contained a “standstill” provision). Amendment no. 1 eliminates the requirement that the confidentiality agreement with such third party include a “standstill” provision.

Second, the merger agreement provided that SandRidge or Arena, as applicable, was required to immediately advise the other party orally and in writing (including providing copies of any draft agreements or written proposals and any amendments or correspondence related thereto) of (1) any request for information with respect to a takeover proposal, any inquiry with respect to or which could result in a takeover proposal, the material terms and conditions of such request or inquiry, and the identity of the person making such request or inquiry and (2) the status and material terms of any discussions with respect to or that could result in a takeover proposal (including any change to the material terms and conditions with respect to such discussions or proposal) and the identity of the person with whom such discussions are being held. Amendment no. 1 modifies this information rights requirement to provide that SandRidge or Arena, as applicable, is only required to immediately advise the other party orally and in writing that a takeover proposal has been made and the identity of the person making such proposal, and provide a copy of such proposal.

Third, the merger agreement provided that SandRidge or Arena could accept a superior proposal made by a third party if, among other things, it negotiated in good faith with the other party to the merger agreement for three business days and such other party did not make, within such period, an offer that the board of directors of SandRidge or Arena, as applicable, determined in good faith (after receiving the advice of its financial advisor) was at least as favorable to the stockholders of SandRidge or Arena, as applicable, as the superior proposal. The merger agreement also provided that, upon any material change in the terms and conditions of any superior proposal and prior to accepting such amended superior proposal, SandRidge or Arena, as applicable, was required to negotiate in good faith with the other party to the merger agreement for an additional three business days. Amendment no. 1 reduces from three business days to two business days the period during which a party seeking to accept a superior proposal was required to negotiate with the other party, and eliminated the requirement to further negotiate with such other party in the event that there was a material change in the terms and conditions of the superior proposal.

Amendment no. 2 to Merger Agreement

Amendment no. 2 increases the cash portion of the merger consideration to be paid by SandRidge for each issued and outstanding share of Arena common stock from $2.50 to $4.50. The stock portion of the merger consideration, which is 4.7771 shares of SandRidge common stock for each issued and outstanding share of Arena common stock, is not changed as a result of amendment no. 2.

Pursuant to amendment no. 2, SandRidge and Arena agreed to postpone their respective special stockholders meetings, previously scheduled to take place on June 8, 2010, until July 16, 2010 and establish a new record date of June 16, 2010 for such meetings, subject to applicable law and the applicable regulations of the SEC and the New York Stock Exchange, or as soon thereafter as possible.

In addition, amendment no. 2 provides that as soon as reasonably practicable after June 1, 2010, SandRidge and Arena would prepare this supplement to the May 5 joint proxy statement/prospectus, describing, among other things, the terms of amendment no. 2. SandRidge and Arena would then cause this supplement to be mailed as promptly as possible to the stockholders of SandRidge and Arena, and filed with the SEC as promptly as possible following the date it was first mailed, but in any event within the time period specified in Rule 424(b) under the Securities Act.

Amendment no. 2 also modifies the provisions of the merger agreement regarding non-solicitation of takeover proposals. Pursuant to amendment no. 2, from June 1, 2010 until 5:00 pm (EDT) on July 1, 2010, Arena and its subsidiaries and their respective officers, directors, employees, investment bankers, attorneys and other advisors and representatives may (1) solicit, initiate or knowingly encourage the submission of a takeover proposal and (2) participate or engage in any discussions or negotiations regarding, or furnish to any person any information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, a takeover proposal (so long as prior to providing such information to, or conducting such discussions with, any such person, such person enters into a confidentiality agreement in customary form that is no less favorable to Arena as the confidentiality agreement entered into in connection with the merger, except that a “standstill” provision will not be required). From the end of the solicitation period on July 1, 2010 at 5:00 p.m. (EDT) until the effective time of the merger or, if earlier, the termination of the amended merger agreement in accordance with its terms, Arena is subject to non-solicitation restrictions with respect to takeover proposals. Prior to the effectiveness of amendment no. 2, the merger agreement, as amended by amendment no. 1 thereto, provided that Arena was subject to non-solicitation restrictions with respect to takeover proposals from the date of the merger agreement, which was April 3, 2010, until the effective time of the merger.

Finally, amendment No. 2 modifies the amount of the termination fee payable upon the occurrence of certain termination events. If Arena or SandRidge terminates the merger agreement under circumstances in which the termination fee payable by SandRidge or Arena, as applicable, was $50 million under the original merger agreement, amendment no. 2 reduces such termination fee from $50 million to $39 million, and under circumstances in which Arena or SandRidge, as applicable, terminates the merger agreement after failing to obtain the requisite stockholder vote at its special meeting and thereafter accepts, within 12 months following termination, an alternative takeover proposal, the termination fee is reduced from $30 million to $19 million.

UPDATE TO DESCRIPTION OF SANDRIDGE CAPITAL STOCK

Common Stock

Following the merger SandRidge expects there to be approximately 399.7 million shares of common stock outstanding (excluding shares issued in the merger in respect of outstanding Arena stock options). As of June 9, 2010, approximately 11.1 million shares of common stock were reserved for issuance pursuant to SandRidge’s employee benefit plans and approximately 51.5 million shares of common stock were issuable upon the conversion of outstanding shares of convertible perpetual preferred stock.

UPDATE TO COMPARISON OF RIGHTS OF SANDRIDGE STOCKHOLDERS AND ARENA STOCKHOLDERS

Authorized Capital

SandRidge. SandRidge is authorized to issue 400,000,000 shares of common stock, par value of $0.001 per share (800,000,000 shares if the proposal to amend the SandRidge certificate of incorporation is approved), and 50,000,000 shares of preferred stock, par value of $0.001 per share. As of June 9, 2010, there were 211,080,593 shares of common stock outstanding and 4,650,000 shares of preferred stock outstanding.

Arena. Arena is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of Class “A” preferred stock, par value of $0.001 per share. As of June 9, 2010, there were 39,459,486 shares of common stock outstanding and no shares of preferred stock outstanding.

UPDATE TO WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” into this supplement documents filed with the SEC by SandRidge and Arena. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this supplement, and later information that either SandRidge or Arena files with the SEC will update and supersede that information. We incorporate by reference the documents listed below and any documents filed by SandRidge or Arena pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this supplement and before the date of the SandRidge and Arena special meetings:

SandRidge’s Filings (SEC File No. 001-33784)	Date Filed
Annual Report on Form 10-K for the year ended December 31, 2009	Filed March 1, 2010

Quarterly Report on Form 10-Q for the period ended March 31, 2010	Filed May 7, 2010

Current Reports on Form 8-K	Filed June 8, 2010, June 2, 2010, May 28, 2010, April 28, 2010, April 5, 2010 (2) and March 8, 2010

The description of SandRidge’s common stock contained in SandRidge’s Registration Statement on Form 8-A filed under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from the prospectus filed pursuant to Rule 424(b) on November 6, 2007), including any subsequently filed amendments and reports updating such description

Filed October 30, 2007

SandRidge’s Proxy Statement for its 2010 annual meeting of stockholders	Filed April 26, 2010

Arena’s Filings (SEC File No. 001-31657)	Date Filed
Annual Report on Form 10-K for the year ended December 31, 2009	Filed March 1, 2010

Amendment to Form 10-K for the year ended December 31, 2009, filed on Form 10-K/A	Filed April 30, 2010

Quarterly Report on Form 10-Q for the period ended March 31, 2010	Filed May 10, 2010

Current Reports on Form 8-K	Filed June 2, 2010, May 28, 2010 and April 5, 2010

The description of Arena’s common stock contained in Arena’s Registration Statement on Form 8-A filed under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from the prospectus filed pursuant to Rule 424(b) on August 10, 2004), including any subsequently filed amendments and reports updating such description

Filed August 29, 2006

Arena’s Proxy Statement for its 2009 annual meeting of stockholders	Filed October 29, 2009

LIST OF ANNEXES

Annex S-A	Amendment No. 1 to Agreement and Plan of Merger
Annex S-B	Amendment No. 2 to Agreement and Plan of Merger
Annex S-C	Opinion of SandRidge’s Financial Advisor
Annex S-D	Opinion of Arena’s Financial Advisor

Annex S-A

AMENDMENT NO. 1, dated as of May 27, 2010 (this “Amendment”), to the Agreement and Plan of Merger referred to below among SANDRIDGE ENERGY, INC., a Delaware corporation (“Parent”), STEEL SUBSIDIARY CORPORATION, a Nevada corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and ARENA RESOURCES, INC., a Nevada corporation (the “Company”).

INTRODUCTION

Parent, Merger Sub and the Company have entered into an Agreement and Plan of Merger, dated as of April 3, 2010 (the “Merger Agreement”). Capitalized terms used in this Amendment without definition shall have the meanings assigned thereto in the Merger Agreement.

The parties desire to amend certain provisions of the Merger Agreement as provided in this Amendment.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE 1

AMENDMENTS

SECTION 1.1. Amendments to Section 6.10.

(a) Section 6.10(a)(y)(A) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“(A) such third party shall have entered into a confidentiality agreement in customary form that is no less favorable to the Company as the Confidentiality Agreement (provided that a “standstill” provision shall not be required) (and containing additional provisions that expressly permit the Company to comply with the provisions of this Section 6.10)”

(b) Section 6.10(a)(z) of the Merger Agreement is hereby amended by deleting the references to “three business days’” and “three business day” and replacing them with “two business days’” and “two business day”, respectively.

(c) Section 6.10(b) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“(b) In addition to the other obligations of the Company set forth in this Section 6.10, if a written Company Takeover Proposal is made, the Company shall immediately advise Parent orally and in writing that such Company Takeover Proposal has been made and the identity of the Person making such Company Takeover Proposal and provide Parent with a copy of such Company Takeover Proposal.”

(d) Section 6.10(c)(y)(A) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“(A) such third party shall have entered into a confidentiality agreement in customary form that is no less favorable to Parent as the Confidentiality Agreement (provided that a “standstill” provision shall not be required) (and containing additional provisions that expressly permit Parent to comply with the provisions of this Section 6.10)”

(e) Section 6.10(c)(z) of the Merger Agreement is hereby amended by deleting the references to “three business days’” and “three business day” and replacing them with “two business days’” and “two business day”, respectively.

S-A-1

(f) Section 6.10(d) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“(d) In addition to the other obligations of Parent set forth in this Section 6.10, if a written Parent Takeover Proposal is made, Parent shall immediately advise the Company orally and in writing that such Parent Takeover Proposal has been made and the identity of the Person making such Parent Takeover Proposal and provide the Company with a copy of such Parent Takeover Proposal.”

SECTION 1.2. Amendments to Section 8.1.

(a) Section 8.1(e)(i) of the Merger Agreement is hereby amended by (1) deleting the references to “three business days” and “three business day period” in clauses (C), (D) and (E) and replacing them with “two business days” and “two business period”, as applicable, and (2) deleting in its entirety the proviso at the end thereof and replacing it with the following:

“; provided that the obligations of Parent set forth in clauses (C), (D) and (E) above shall apply only one time with respect to a particular Parent Superior Proposal regardless of any subsequent amendment or modification to such Parent Superior Proposal.”

(b) Section 8.1(f)(i) of the Merger Agreement is hereby amended by (1) deleting the references to “three business days” and “three business day period” in clauses (C), (D) and (E) and replacing them with “two business days” and “two business period”, as applicable, and (2) deleting in its entirety the proviso at the end thereof and replacing it with the following:

“; provided that the obligations of the Company set forth in clauses (C), (D) and (E) above shall apply only one time with respect to a particular Company Superior Proposal regardless of any subsequent amendment or modification to such Company Superior Proposal.”

SECTION 1.3. Amendments to Section 8.3. Section 8.3 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“SECTION 8.3. Fees and Expenses.

(a) If (i) this Agreement is terminated pursuant to Section 8.1(e)(ii), (iii) or (iv) or Section 8.1(f)(i), or (ii) (A) a Company Takeover Proposal in respect of the Company is publicly announced or is proposed or offered or made to the Company or the Company’s stockholders prior to this Agreement having been approved by the Required Company Stockholder Vote, (B) this Agreement is terminated by either party, as applicable, pursuant to Section 8.1(b), and (C) within 12 months following such termination the Company shall consummate or enter into, directly or indirectly, an agreement with respect to a Company Takeover Proposal, the Company shall promptly, but in no event later than one business day after termination of this Agreement (or on the date of such consummation or, if earlier, entry into such agreement in the case of (ii) above), at the Company’s option, either (x) pay to Parent a fee in immediately available funds of $50,000,000 or (y) issue to Parent a number of shares of Company Common Stock (rounded down to the nearest whole number) equal to the quotient obtained by dividing (1) $50,000,000 by (2) the Company Market Price. “Company Market Price” means the lower of (1) the last reported sale price of the Company Common Stock on the NYSE, and (2) the volume weighted average price of the Company Common Stock on the NYSE for the ten consecutive trading days ending, in the case of clauses (1) and (2), on the trading day immediately preceding the applicable Fee Payment Date. “Fee Payment Date” means the date that the payment of the applicable fee under Section 8.3(a), (b), (d) or (e) is being made thereunder.

(b) If this Agreement is terminated pursuant to Section 8.1(d) (solely with respect to the failure to obtain the Required Company Stockholder Vote), the Company shall promptly, but in no event later than one business day after termination of this Agreement, at the Company’s option, either (i) pay to Parent a fee in immediately available funds of $20,000,000 or (ii) issue to Parent a number of shares of Company Common Stock (rounded down to the nearest whole number) equal to the quotient obtained by dividing

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(1) $20,000,000 by (2) the Company Market Price; provided, that in the event that within 12 months following such termination the Company shall consummate or enter into, directly or indirectly, an agreement with respect to a Company Takeover Proposal, the Company shall promptly, but in no event later than one business day after the consummation or, if earlier, entry into such agreement with respect to a Company Takeover Proposal, (A) in the event that the Company has elected to pay the termination fee in cash pursuant to Section 8.3(b)(i), pay to Parent an additional fee in immediately available funds of $30,000,000 or (B) in the event that the Company has elected to pay the termination fee in shares of Company Common Stock pursuant to Section 8.3(b)(ii), issue to Parent an additional number of shares of Company Common Stock (rounded down to the nearest whole number) equal to the quotient obtained by dividing (1) $30,000,000 by (2) the Company Market Price.

(c) If the Company elects to issue shares of Company Common Stock pursuant to Section 8.3(a) or Section 8.3(b), as soon as practicable (but in any event within five business days) after the Fee Payment Date, the Company shall (i) file a registration statement to register under the Securities Act such shares pursuant to and in accordance with the terms of the Registration Rights Agreement in the form of Exhibit 1 hereto, which the Company and Parent agree to enter into and execute on the Fee Payment Date, if applicable, and (ii) cause such shares to be authorized for listing on the NYSE. In addition, if (1) the Company elects to issue shares of Company Common Stock pursuant to Section 8.3(a) or Section 8.3(b) and (2) between the date of Amendment No. 1 to this Agreement and such Fee Payment Date, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall have been declared with a record date within such period, the amount of shares issuable pursuant to Section 8.3(a) or Section 8.3(b) and the Company Market Price shall be correspondingly adjusted. Notwithstanding anything to the contrary in this Section 8.3, if (A) the Company elects to issue shares of Company Common Stock pursuant to Section 8.3(a) or Section 8.3(b), and (B) such issuance would require the approval of the Company’s stockholders under the rules of the NYSE, the applicable termination fee that is actually paid pursuant to Section 8.3(a) or Section 8.3(b) shall consist of (1) the maximum number of shares of Company Common Stock which may be issued without the approval of the Company’s stockholders under the rules of the NYSE and (2) cash in an amount equal to the excess of (x) the amount of the applicable termination fee over (y) the aggregate value (based on the Company Market Price) of the shares of Company Common Stock being issued to Parent pursuant to clause (1) of this sentence. For purposes of Section 8.3(a) and Section 8.3(b), the references in the definition of Company Takeover Proposal to 10% shall be changed to 50%.

(d) If (i) this Agreement is terminated pursuant to Section 8.1(f)(ii), (iii) or (iv) or Section 8.1(e)(i), or (ii) (A) a Parent Takeover Proposal in respect of Parent is publicly announced or is proposed or offered or made to Parent or Parent’s stockholders prior to this Agreement having been approved by the Required Parent Stockholder Vote, (B) this Agreement is terminated by either party, as applicable, pursuant to Section 8.1(b), and (C) within 12 months following such termination Parent shall consummate or enter into, directly or indirectly, an agreement with respect to a Parent Takeover Proposal, Parent shall promptly, but in no event later than one business day after termination of this Agreement (or on the date of such consummation or, if earlier, entry into such agreement in the case of (ii) above), at Parent’s option, either (x) pay to the Company a fee in immediately available funds of $50,000,000 or (y) issue to the Company a number of shares of Parent Common Stock (rounded down to the nearest whole number) equal to the quotient obtained by dividing (1) $50,000,000 by (2) the Parent Market Price. “Parent Market Price” means the lower of (1) the last reported sale price of the Parent Common Stock on the NYSE, and (2) the volume weighted average price of the Parent Common Stock on the NYSE for the ten consecutive trading days ending, in the case of clauses (1) and (2), on the trading day immediately preceding the applicable Fee Payment Date.

(e) If this Agreement is terminated pursuant to Section 8.1(d) (solely with respect to the failure to obtain the Required Parent Stockholder Vote), Parent shall promptly, but in no event later than one business day after termination of this Agreement, at Parent’s option, either (i) pay to the Company a fee in immediately available funds of $20,000,000 or (ii) issue to the Company a number of shares of Parent Common Stock

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(rounded down to the nearest whole number) equal to the quotient obtained by dividing (1) $20,000,000 by (2) the Parent Market Price; provided, that in the event that within 12 months following such termination Parent shall consummate or enter into, directly or indirectly, an agreement with respect to a Parent Takeover Proposal, Parent shall promptly, but in no event later than one business day after the consummation or, if earlier, entry into such agreement with respect to a Parent Takeover Proposal, (A) in the event that Parent has elected to pay the termination fee in cash pursuant to Section 8.3(e)(i), pay to the Company an additional fee in immediately available funds of $30,000,000 or (B) in the event that Parent has elected to pay the termination fee in shares of Parent Common Stock pursuant to Section 8.3(e)(ii), issue to the Company an additional number of shares of Parent Common Stock (rounded down to the nearest whole number) equal to the quotient obtained by dividing (1) $30,000,000 by (2) the Parent Market Price.

(f) If Parent elects to issue shares of Parent Common Stock pursuant to Section 8.3(d) or Section 8.3(e), as soon as practicable (but in any event within five business days) after the Fee Payment Date, Parent shall (i) file a registration statement to register under the Securities Act such shares pursuant to and in accordance with the terms of the Registration Rights Agreement in the form of Exhibit 2 hereto, which Parent and the Company agree to enter into and execute on the Fee Payment Date, if applicable, and (ii) cause such shares to be authorized for listing on the NYSE. In addition, if (1) Parent elects to issue shares of Parent Common Stock pursuant to Section 8.3(d) or Section 8.3(e) and (2) between the date of Amendment No. 1 to this Agreement and such Fee Payment Date, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall have been declared with a record date within such period, the amount of shares issuable pursuant to Section 8.3(d) or Section 8.3(e) and the Parent Market Price shall be correspondingly adjusted. Notwithstanding anything to the contrary in this Section 8.3, if (A) Parent elects to issue shares of Parent Common Stock pursuant to Section 8.3(d) or Section 8.3(e), and (B) such issuance would require the approval of Parent’s stockholders under the rules of the NYSE, the applicable termination fee that is actually paid pursuant to Section 8.3(d) or Section 8.3(e) shall consist of (1) the maximum number of shares of Parent Common Stock which may be issued without the approval of Parent’s stockholders under the rules of the NYSE and (2) cash in an amount equal to the excess of (x) the amount of the applicable termination fee over (y) the aggregate value (based on the Parent Market Price) of the shares of Parent Common Stock being issued to the Company pursuant to clause (1) of this sentence. For purposes of Section 8.3(d) and Section 8.3(e), the references in the definition of Parent Takeover Proposal to 10% shall be changed to 50%.

(g) Except as set forth in this Section 8.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided that if this Agreement is terminated and any fee specified in Sections 8.3(a) through (f) above is payable as a result thereof, in addition to the payment of such fee, the party obligated to pay such fee shall assume and pay, or reimburse the other party for, all documented and reasonable out-of-pocket fees and expenses incurred by the such other party (including the fees and expenses of its counsel, financial advisor and financing sources) in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $7,500,000.”

SECTION 1.4. Additional Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and Merger Sub as follows:

(a) Authority Relative to Amendment. The Company has the requisite corporate power and authority to enter into and deliver this Amendment and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Amendment by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action. No other corporate proceedings on the part of the Company or any of the Company Subsidiaries are necessary to authorize the execution and delivery of this Amendment, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby. This Amendment has been duly executed and delivered by the Company and constitutes a valid and

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binding obligation of the Company, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

SECTION 1.5. Additional Representations and Warranties of the Parent and Merger Sub. Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

(a) Authority Relative to Amendment. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and deliver this Amendment and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Amendment by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action. No other corporate proceedings on the part of Parent, Merger Sub or any of the Parent Subsidiaries are necessary to authorize the execution and delivery of this Amendment, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby. This Amendment has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

ARTICLE 2

MISCELLANEOUS

SECTION 2.1. Effect of Amendment. Except as expressly set forth herein: (i) the Merger Agreement shall remain in full force and effect and is hereby ratified and confirmed; and (ii) this Amendment shall not by implication or otherwise limit, impair, constitute a waiver or amendment of, or otherwise affect the rights and remedies of the parties hereto under the Merger Agreement.

SECTION 2.2. Miscellaneous Items. The provisions of Sections 9.5, 9.6, 9.7, 9.8, 9.9 and 9.11 of the Merger Agreement shall apply to this Amendment as if set forth herein.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above.

SANDRIDGE ENERGY, INC.

By:	/s/ Matthew K. Grubb
Name:	Matthew K. Grubb
Title:	Chief Operating Officer

STEEL SUBSIDIARY CORPORATION

By:	/s/ Matthew K. Grubb
Name:	Matthew K. Grubb
Title:	Chief Operating Officer

ARENA RESOURCES, INC.

By:	/s/ Phillip W. Terry
Name:	Phillip W. Terry
Title:	President & CEO

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EXHIBIT 1

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [                    ], 2010, by and between ARENA RESOURCES, INC., a Nevada corporation (the “Company”), and SANDRIDGE ENERGY, INC., a Delaware corporation (“SandRidge”)

INTRODUCTION

Pursuant to an Agreement and Plan of Merger, dated as of April 3, 2010, among SandRidge, Steel Subsidiary Corporation and the Company, as amended by Amendment No. 1 on May 27, 2010 (the “Merger Agreement”), upon the occurrence of certain events set forth in Section 8.3 of the Merger Agreement, the Company has the option to issue shares of common stock, par value $0.001 per share, of the Company, to SandRidge in satisfaction of the termination fees payable by the Company pursuant to such Section 8.3 (the “Shares”). Capitalized terms used in this Agreement without definition shall have the meanings assigned thereto in the Merger Agreement.

The Shares, if issued, will be acquired by SandRidge in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). If the Shares are issued, the Company has agreed to register the Shares for resale under the Securities Act, and the parties wish to agree on the terms and conditions under which the Shares, if issued, will be so registered.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, if the Shares are issued, the Company and SandRidge hereby agree as follows:

ARTICLE 1

REGISTRATION

SECTION 1.1. Registration Rights.

(a) As soon as practicable (but in any event within five business days) after the Fee Payment Date (the “Filing Deadline”), the Company shall prepare and file with the SEC a Registration Statement (the “Registration Statement”) covering the resale of the Shares (“Registrable Securities”) for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act. The Registration Statement shall be on Form S-3 (except if the Company is not then eligible to register for resale the Shares on Form S-3, in which case such registration shall be on another appropriate form).

(b) The Company shall use its reasonable best efforts to cause the Registration Statement to be declared effective upon filing with the SEC or as promptly as possible after the filing thereof and shall use its reasonable best efforts to keep the Registration Statement continuously effective under the Securities Act until such time as SandRidge receives an opinion acceptable to SandRidge from Company counsel to the effect that the Registrable Securities may be resold in a transaction exempt from the registration requirements of the Securities Act without regard to any volume or other restrictions under the Securities Act (the “Effectiveness Period”).

SECTION 1.2. Registration Procedures. In connection with the Company’s registration obligations hereunder, the Company shall:

(a) Not less than three business days prior to the filing of the Registration Statement or any related prospectus or any amendment or supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference), the Company shall (i) furnish to SandRidge copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated

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by reference) will be subject to the review of SandRidge, and (ii) cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel, to constitute a reasonable investigation within the meaning of the Securities Act.

(b) (i) Prepare and file with the SEC such amendments, including post-effective amendments, to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep the Registration Statement continuously effective as to the Registrable Securities for the Effectiveness Period ; (ii) cause the related prospectus to be amended or supplemented by any required prospectus supplement, and as so supplemented or amended to be filed; (iii) respond promptly to any comments received from the SEC with respect to the Registration Statement or any amendment thereto; and (iv) comply in all material respects with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Registration Statement during the Effectiveness Period.

(c) Notify SandRidge promptly of any of the following events: (i) the SEC notifies the Company whether there will be a “review” of the Registration Statement (including any document that would be incorporated or deemed to be incorporated therein by reference); (ii) the SEC comments in writing on the Registration Statement (including any document that would be incorporated or deemed to be incorporated therein by reference) covering Registrable Securities; (iii) the Registration Statement or any post-effective amendment is declared effective; (iv) the SEC or any other Federal or state governmental authority requests any amendment or supplement to the Registration Statement or prospectus or requests additional information related thereto; (v) the SEC issues any stop order suspending the effectiveness of the Registration Statement or initiates any proceedings for that purpose; (vi) the Company receives notice of any suspension of the qualification or exemption from qualification of any Registrable Securities for sale in any jurisdiction, or the initiation or threat of any proceeding for such purpose; or (vii) the financial statements included in the Registration Statement become ineligible for inclusion therein or any statement made in the Registration Statement or prospectus or any document incorporated or deemed to be incorporated therein by reference is untrue in any material respect or any revision to the Registration Statement, prospectus or other document is required so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d) Furnish to SandRidge, without charge, as many copies of the Registration Statement and prospectus and each amendment or supplement thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits, as reasonably requested by SandRidge, promptly after the filing of such documents with the SEC.

(e) Use its reasonable best efforts to register or qualify or cooperate with SandRidge in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as SandRidge requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by a Registration Statement.

(f) Upon the occurrence of any event described in Section 1.2(c), promptly prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g) Comply with all applicable rules and regulations of the SEC.

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In connection with the registration of the Registrable Securities, it shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities that SandRidge shall furnish to the Company such information reasonably requested by the Company to complete the Registration Statement.

SECTION 1.3. Registration Expenses. The Company shall pay the following expenses incident to the performance of or compliance with its obligations under Sections 1 and 2 of this Agreement: (i) all registration and filing fees and expenses, including those related to filings with the SEC and in connection with applicable state securities or Blue Sky laws, (ii) printing expenses (including expenses of printing prospectuses reasonably requested by SandRidge), (iii) fees and expenses of all Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, (iv) all listing fees of the New York Stock Exchange and (v) the reasonable fees and expenses of one counsel for SandRidge. The Company shall not be obligated to pay any underwriting discounts and commissions with respect to the sale of the Shares.

ARTICLE 2

INDEMNIFICATION

SECTION 2.1. Indemnification by the Company. The Company shall indemnify and hold harmless SandRidge, its officers, directors, employees and agents, each Person who controls SandRidge (within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and the officers, directors, employees and agents of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, costs, expenses and liabilities (“Losses”), arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent, but only to the extent, that (i) such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding SandRidge furnished in writing to the Company by SandRidge expressly for use therein, or to the extent that such information relates to SandRidge’s proposed method of distribution of the Shares and was reviewed and approved in writing by SandRidge expressly for use in the Registration Statement, such prospectus or such form of prospectus or in any amendment or supplement thereto or (ii) in the case of an occurrence of an event of the type specified in Section 1.2(c), the use by SandRidge of an outdated or defective prospectus after the Company has notified SandRidge in writing that the prospectus is outdated or defective. The Company shall notify SandRidge promptly of the institution, threat or assertion of any proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement.

SECTION 2.2. Indemnification by SandRidge. SandRidge shall indemnify and hold harmless the Company, its directors, officers, employees and agents, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, employees and agents of each such controlling Person, to the fullest extent permitted by applicable law, from and against all Losses arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, to the extent, but only to the extent, that (i) such untrue statements or alleged untrue statements or omissions or alleged omissions are based upon information regarding SandRidge furnished in writing to the Company expressly for use therein, or to the extent that such information relates to SandRidge or SandRidge’s proposed method of distribution of the Shares and was reviewed and approved in writing by SandRidge expressly for use in the Registration Statement, such prospectus or such form of prospectus or in any amendment or supplement thereto or (ii) in the case of an occurrence of an event of the type specified in Section 1.2(c), the use by SandRidge of an outdated or defective prospectus after the Company has notified SandRidge in writing that the prospectus is outdated or

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defective. In no event shall the liability of SandRidge hereunder be greater than the amount of the net proceeds received by SandRidge upon the sale of the Shares giving rise to such indemnification obligation.

SECTION 2.3. Conduct of Indemnification Proceedings.

(a) If any proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

(b) An Indemnified Party shall have the right to employ separate counsel in any such proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless: (i) the Indemnifying Party has agreed in writing to pay such fees and expenses; (ii) the Indemnifying Party shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such proceeding; or (iii) the named parties to any such proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding.

(c) All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such proceeding in a manner not inconsistent with this Section 2.3) shall be paid to the Indemnified Party, as incurred, within ten business days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

SECTION 2.4. Contribution.

(a) If a claim for indemnification under Sections 2.1 or 2.2 is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of the applicable Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set

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forth in Section 2.3, any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Article 2 was available to such party in accordance with its terms.

(b) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.4 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in Section 2.4(a). Notwithstanding the provisions of this Section 2.4, SandRidge shall not be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds received by SandRidge from the sale of the Shares giving rise to the contribution obligation exceeds the amount of any damages that SandRidge has otherwise been required to pay by reason of its related indemnification obligation. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE 3

MISCELLANEOUS

SECTION 3.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight courier or by telecopier (upon confirmation of receipt) to the other party at the following addresses or at such other addresses as shall be specified by the parties by like notice:

(a) if to the Company:

Arena Resources, Inc.

6555 South Lewis Avenue

Tulsa, Oklahoma 74136

Attention: Phillip W. Terry

Fax: (918) 747-7620

with a copy to:

Johnson & Jones, P.C.

2200 Bank of America Center

15 W. Sixth Street

Tulsa, Oklahoma 74119

Attention: Kenneth E. Dornblaser

Fax: 918-584-6645

(b) if to SandRidge:

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

Attention: General Counsel

Fax: (405) 429-5983

with a copy to:

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

Attention: Scott F. Smith

                 Stephen A. Infante

Fax: (212) 841-1010

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Notice so given shall (in the case of notice so given by mail) be deemed to be given when received and (in the case of notice so given by cable, telegram, telecopier, telex or personal delivery) on the date of actual transmission or (as the case may be) personal delivery.

SECTION 3.2. Interpretations. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (i) the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”; (ii) any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement.; (iii) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (v) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (vi) references to an agreement or instrument mean such agreement or instrument as from time to time amended, modified or supplemented; (vii) references to a Person are also to its permitted successors and assigns; and (viii) words importing the masculine gender include the feminine or neuter and, in each case, vice versa.

SECTION 3.3. Governing Law; Jurisdiction.

(a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

(b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any state or federal court located in the State of Delaware, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a state or federal court located in the State of Delaware.

SECTION 3.4. Counterparts; Facsimile Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

SECTION 3.5. Assignment; No Third Party Beneficiaries.

(a) This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by either party hereto without the prior written consent of the other party hereto and any purported assignment without such consent shall be void.

(b) Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

SECTION 3.6. Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and

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enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

SECTION 3.7. Entire Agreement. This Agreement and the Merger Agreement contains all of the terms of the understandings of the parties hereto with respect to the subject matter hereof.

SECTION 3.8. Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any failure of either party hereto to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefit thereof only by a written instrument signed by such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.

SECTION 3.9. Termination. This Agreement shall terminate if the Company no longer has any obligation to issue the Shares pursuant to the Merger Agreement.

SECTION 3.10. Further Assurances. Subject to the terms and conditions provided herein, each party hereto shall do and perform, or cause to be done and performed, all such further acts, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

[The remainder of this page is intentionally blank.]

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IN WITNESS WHEREOF, the Company and SandRidge have caused this Agreement to be executed as of the date first written above.

ARENA RESOURCES, INC.

By:
Name:
Title:

SANDRIDGE ENERGY, INC.

By:
Name:
Title:

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EXHIBIT 2

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [                    ], 2010, by and between SANDRIDGE ENERGY, INC., a Delaware corporation (the “Company”), and ARENA RESOURCES, INC., a Nevada corporation (“Arena”)

INTRODUCTION

Pursuant to an Agreement and Plan of Merger, dated as of April 3, 2010, among the Company, Steel Subsidiary Corporation and Arena, as amended by Amendment No. 1 on May 27, 2010 (the “Merger Agreement”), upon the occurrence of certain events set forth in Section 8.3 of the Merger Agreement, the Company has the option to issue shares of common stock, par value $0.001 per share, of the Company, to Arena in satisfaction of the termination fees payable by the Company pursuant to such Section 8.3 (the “Shares”). Capitalized terms used in this Agreement without definition shall have the meanings assigned thereto in the Merger Agreement.

The Shares, if issued, will be acquired by Arena in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). If the Shares are issued, the Company has agreed to register the Shares for resale under the Securities Act, and the parties wish to agree on the terms and conditions under which the Shares, if issued, will be so registered.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, if the Shares are issued, the Company and Arena hereby agree as follows:

ARTICLE 1

REGISTRATION

SECTION 1.1. Registration Rights.

(a) As soon as practicable (but in any event within five business days) after the Fee Payment Date (the “Filing Deadline”), the Company shall prepare and file with the SEC a Registration Statement (the “Registration Statement”) covering the resale of the Shares (“Registrable Securities”) for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act. The Registration Statement shall be on Form S-3 (except if the Company is not then eligible to register for resale the Shares on Form S-3, in which case such registration shall be on another appropriate form).

(b) The Company shall use its reasonable best efforts to cause the Registration Statement to be declared effective upon filing with the SEC or as promptly as possible after the filing thereof and shall use its reasonable best efforts to keep the Registration Statement continuously effective under the Securities Act until such time as Arena receives an opinion acceptable to Arena from Company counsel to the effect that the Registrable Securities may be resold in a transaction exempt from the registration requirements of the Securities Act without regard to any volume or other restrictions under the Securities Act (the “Effectiveness Period”).

SECTION 1.2. Registration Procedures. In connection with the Company’s registration obligations hereunder, the Company shall:

(a) Not less than three business days prior to the filing of the Registration Statement or any related prospectus or any amendment or supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference), the Company shall (i) furnish to Arena copies of all such

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documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of Arena, and (ii) cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel, to constitute a reasonable investigation within the meaning of the Securities Act.

(b) (i) Prepare and file with the SEC such amendments, including post-effective amendments, to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep the Registration Statement continuously effective as to the Registrable Securities for the Effectiveness Period ; (ii) cause the related prospectus to be amended or supplemented by any required prospectus supplement, and as so supplemented or amended to be filed; (iii) respond promptly to any comments received from the SEC with respect to the Registration Statement or any amendment thereto; and (iv) comply in all material respects with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Registration Statement during the Effectiveness Period.

(c) Notify Arena promptly of any of the following events: (i) the SEC notifies the Company whether there will be a “review” of the Registration Statement (including any document that would be incorporated or deemed to be incorporated therein by reference); (ii) the SEC comments in writing on the Registration Statement (including any document that would be incorporated or deemed to be incorporated therein by reference) covering Registrable Securities; (iii) the Registration Statement or any post-effective amendment is declared effective; (iv) the SEC or any other Federal or state governmental authority requests any amendment or supplement to the Registration Statement or prospectus or requests additional information related thereto; (v) the SEC issues any stop order suspending the effectiveness of the Registration Statement or initiates any proceedings for that purpose; (vi) the Company receives notice of any suspension of the qualification or exemption from qualification of any Registrable Securities for sale in any jurisdiction, or the initiation or threat of any proceeding for such purpose; or (vii) the financial statements included in the Registration Statement become ineligible for inclusion therein or any statement made in the Registration Statement or prospectus or any document incorporated or deemed to be incorporated therein by reference is untrue in any material respect or any revision to the Registration Statement, prospectus or other document is required so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d) Furnish to Arena, without charge, as many copies of the Registration Statement and prospectus and each amendment or supplement thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits, as reasonably requested by Arena, promptly after the filing of such documents with the SEC.

(e) Use its reasonable best efforts to register or qualify or cooperate with Arena in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as Arena requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by a Registration Statement.

(f) Upon the occurrence of any event described in Section 1.2(c), promptly prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g) Comply with all applicable rules and regulations of the SEC.

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In connection with the registration of the Registrable Securities, it shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities that Arena shall furnish to the Company such information reasonably requested by the Company to complete the Registration Statement.

SECTION 1.3. Registration Expenses. The Company shall pay the following expenses incident to the performance of or compliance with its obligations under Sections 1 and 2 of this Agreement: (i) all registration and filing fees and expenses, including those related to filings with the SEC and in connection with applicable state securities or Blue Sky laws, (ii) printing expenses (including expenses of printing prospectuses reasonably requested by Arena), (iii) fees and expenses of all Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, (iv) all listing fees of the New York Stock Exchange and (v) the reasonable fees and expenses of one counsel for Arena. The Company shall not be obligated to pay any underwriting discounts and commissions with respect to the sale of the Shares.

ARTICLE 2

INDEMNIFICATION

SECTION 2.1. Indemnification by the Company. The Company shall indemnify and hold harmless Arena, its officers, directors, employees and agents, each Person who controls Arena (within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and the officers, directors, employees and agents of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, costs, expenses and liabilities (“Losses”), arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent, but only to the extent, that (i) such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Arena furnished in writing to the Company by Arena expressly for use therein, or to the extent that such information relates to Arena’s proposed method of distribution of the Shares and was reviewed and approved in writing by Arena expressly for use in the Registration Statement, such prospectus or such form of prospectus or in any amendment or supplement thereto or (ii) in the case of an occurrence of an event of the type specified in Section 1.2(c), the use by Arena of an outdated or defective prospectus after the Company has notified Arena in writing that the prospectus is outdated or defective. The Company shall notify Arena promptly of the institution, threat or assertion of any proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement.

SECTION 2.2. Indemnification by Arena. Arena shall indemnify and hold harmless the Company, its directors, officers, employees and agents, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, employees and agents of each such controlling Person, to the fullest extent permitted by applicable law, from and against all Losses arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, to the extent, but only to the extent, that (i) such untrue statements or alleged untrue statements or omissions or alleged omissions are based upon information regarding Arena furnished in writing to the Company expressly for use therein, or to the extent that such information relates to Arena or Arena’s proposed method of distribution of the Shares and was reviewed and approved in writing by Arena expressly for use in the Registration Statement, such prospectus or such form of prospectus or in any amendment or supplement thereto or (ii) in the case of an occurrence of an event of the type specified in Section 1.2(c), the use by Arena of an outdated or defective prospectus after the Company has notified Arena in writing that the

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prospectus is outdated or defective. In no event shall the liability of Arena hereunder be greater than the amount of the net proceeds received by Arena upon the sale of the Shares giving rise to such indemnification obligation.

SECTION 2.3. Conduct of Indemnification Proceedings.

(a) If any proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

(b) An Indemnified Party shall have the right to employ separate counsel in any such proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless: (i) the Indemnifying Party has agreed in writing to pay such fees and expenses; (ii) the Indemnifying Party shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such proceeding; or (iii) the named parties to any such proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding.

(c) All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such proceeding in a manner not inconsistent with this Section 2.3) shall be paid to the Indemnified Party, as incurred, within ten business days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

SECTION 2.4. Contribution.

(a) If a claim for indemnification under Sections 2.1 or 2.2 is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of the applicable Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set

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forth in Section 2.3, any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Article 2 was available to such party in accordance with its terms.

(b) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.4 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in Section 2.4(a). Notwithstanding the provisions of this Section 2.4, Arena shall not be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds received by Arena from the sale of the Shares giving rise to the contribution obligation exceeds the amount of any damages that Arena has otherwise been required to pay by reason of its related indemnification obligation. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE 3

MISCELLANEOUS

SECTION 3.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight courier or by telecopier (upon confirmation of receipt) to the other party at the following addresses or at such other addresses as shall be specified by the parties by like notice:

(a) if to Arena:

Arena Resources, Inc.

6555 South Lewis Avenue

Tulsa, Oklahoma 74136

Attention: Phillip W. Terry

Fax: (918) 747-7620

with a copy to:

Johnson & Jones, P.C.

2200 Bank of America Center

15 W. Sixth Street

Tulsa, Oklahoma 74119

Attention: Kenneth E. Dornblaser

Fax: 918-584-6645

(b) if to the Company:

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

Attention: General Counsel

Fax: (405) 429-5983

with a copy to:

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

Attention: Scott F. Smith

                 Stephen A. Infante

Fax: (212) 841-1010

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Notice so given shall (in the case of notice so given by mail) be deemed to be given when received and (in the case of notice so given by cable, telegram, telecopier, telex or personal delivery) on the date of actual transmission or (as the case may be) personal delivery.

SECTION 3.2. Interpretations. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (i) the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”; (ii) any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement.; (iii) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (v) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (vi) references to an agreement or instrument mean such agreement or instrument as from time to time amended, modified or supplemented; (vii) references to a Person are also to its permitted successors and assigns; and (viii) words importing the masculine gender include the feminine or neuter and, in each case, vice versa.

SECTION 3.3. Governing Law; Jurisdiction.

(a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

(b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any state or federal court located in the State of Delaware, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a state or federal court located in the State of Delaware.

SECTION 3.4. Counterparts; Facsimile Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

SECTION 3.5. Assignment; No Third Party Beneficiaries.

(a) This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by either party hereto without the prior written consent of the other party hereto and any purported assignment without such consent shall be void.

(b) Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

SECTION 3.6. Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and

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enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

SECTION 3.7. Entire Agreement. This Agreement and the Merger Agreement contains all of the terms of the understandings of the parties hereto with respect to the subject matter hereof.

SECTION 3.8. Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any failure of either party hereto to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefit thereof only by a written instrument signed by such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.

SECTION 3.9. Termination. This Agreement shall terminate if the Company no longer has any obligation to issue the Shares pursuant to the Merger Agreement.

SECTION 3.10. Further Assurances. Subject to the terms and conditions provided herein, each party hereto shall do and perform, or cause to be done and performed, all such further acts, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

[The remainder of this page is intentionally blank.]

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IN WITNESS WHEREOF, the Company and Arena have caused this Agreement to be executed as of the date first written above.

ARENA RESOURCES, INC.

By:
Name:
Title:

SANDRIDGE ENERGY, INC.

By:
Name:
Title:

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Annex S-B

AMENDMENT NO. 2, dated as of June 1, 2010 (this “Amendment”), to the Agreement and Plan of Merger referred to below among SANDRIDGE ENERGY, INC., a Delaware corporation (“Parent”), STEEL SUBSIDIARY CORPORATION, a Nevada corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and ARENA RESOURCES, INC., a Nevada corporation (the “Company”).

INTRODUCTION

Parent, Merger Sub and the Company have entered into an Agreement and Plan of Merger, dated as of April 3, 2010, as amended by Amendment No. 1 thereto, dated as of May 27, 2010 (as so amended, the “Merger Agreement”). Capitalized terms used in this Amendment without definition shall have the meanings assigned thereto in the Merger Agreement.

The parties desire to amend certain provisions of the Merger Agreement as provided in this Amendment.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE 1

AMENDMENTS

SECTION 1.1. Amendment to Section 2.2(a)(ii). Section 2.2(a)(ii) of the Merger Agreement is hereby amended by deleting “$2.50” and replacing such amount with “$4.50”.

SECTION 1.2. Amendments to Section 6.10. Section 6.10(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“(a) From the date of Amendment No. 2 to this Agreement and continuing until 5:00 pm (EDT) on July 1, 2010 (the “Solicitation Period End-Date”), the Company and the Company Subsidiaries and their respective officers, directors, employees, investment bankers, attorneys and other advisors and representatives shall have the right to: (i) solicit, initiate, or knowingly encourage the submission of, any Company Takeover Proposal; and (ii) participate or engage in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal; provided, that prior to providing such information to, or conducting such discussions with, any such Person, such Person shall enter into a confidentiality agreement in customary form that is no less favorable to the Company as the Confidentiality Agreement (provided that a “standstill” provision shall not be required) (and containing additional provisions that expressly permit the Company to comply with the provisions of this Section 6.10). From the Solicitation Period End-Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it permit any of the Company Subsidiaries to, nor shall it authorize or permit any officer, director, employee, investment banker, attorney or other advisor or representative of, the Company or any of the Company Subsidiaries to (i) solicit, initiate, or knowingly encourage the submission of, any Company Takeover Proposal, (ii) approve or recommend any Company Takeover Proposal, enter into any agreement, agreement-in-principle or letter of intent with respect to or accept any Company Takeover Proposal (or resolve to or publicly propose to do any of the foregoing), or (iii) participate or engage in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal. Notwithstanding anything to the contrary in this

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Section 6.10(a), (x) nothing contained in subclauses (i) or (ii) of the immediately preceding sentence shall prohibit the Company or its Board of Directors from disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable law, provided that the Board of Directors of the Company shall not recommend that the stockholders of the Company tender their Company Common Stock in connection with any such tender or exchange offer unless the Board of Directors of the Company determines in good faith (after receiving the advice of its financial adviser) that such Company Takeover Proposal is a Company Superior Proposal; (y) if (under circumstances in which the Company has complied with all of its obligations under this Section 6.10(a)), prior to this Agreement having been approved by the Required Company Stockholder Vote, the Company receives an unsolicited written Company Takeover Proposal, or a solicited Company Takeover Proposal which did not result from a breach of this Section 6.10(a), in either case from a third party that the Board of Directors of the Company determines in good faith (after receiving the advice of its financial adviser) is, or is reasonably likely to result in, a Company Superior Proposal, the Company and its representatives may conduct such additional discussions and provide such information as the Board of Directors of the Company shall determine, but only if, prior to such provision of such information or conduct of such additional discussions such third party shall have entered into a confidentiality agreement in customary form that is no less favorable to the Company as the Confidentiality Agreement (provided that a “standstill” provision shall not be required) (and containing additional provisions that expressly permit the Company to comply with the provisions of this Section 6.10); and (z) at any time prior to this Agreement having been approved by the Required Company Stockholder Vote, and subject to the Company’s compliance with its obligations under this Section 6.10(a), the Company’s Board of Directors may, after providing at least two business days’ prior written notice to Parent, (i) withdraw (or amend or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or amend or modify in a manner adverse to Parent or Merger Sub), the recommendation or declaration of advisability by the Company’s Board of Directors of this Agreement, the Merger or the other transactions contemplated by this Agreement and recommend, or publicly propose to recommend any Company Takeover Proposal, or (ii) to the extent permitted pursuant to and in compliance with Section 8.1(f)(i), allow the Company to enter into a binding written agreement concerning a transaction that constitutes a Company Superior Proposal, in the case of either subclause (i) or (ii) of this clause (z) only (A) after the Board of Directors of the Company determines in good faith (after receiving the advice of its financial advisor) that such Company Takeover Proposal is a Company Superior Proposal, and (B) if, during the two business day notice period referred to above the Company shall have negotiated in good faith with Parent and Merger Sub (to the extent Parent and Merger Sub desire to negotiate) to make adjustments to the terms and conditions of this Agreement so that the Company Takeover Proposal no longer constitutes a Company Superior Proposal. Subject to the immediately preceding sentence, on the Solicitation Period End-Date, the Company shall immediately cease and cause to be terminated and shall cause its affiliates and the Company Subsidiaries and its or their respective officers, directors, employees, representatives or agents, to terminate all existing discussions or negotiations, if any, with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, a Company Takeover Proposal and will cause any such parties (and their agents or advisors) in possession of confidential information regarding the Company or any of the Company Subsidiaries to return or destroy such information. The Company shall ensure that its officers, directors, key employees, investment bankers, attorneys and other representatives are aware of the provisions of this Section 6.10, and shall be responsible for any breaches by any such Person of this Section 6.10.”

SECTION 1.4. Amendments to Section 8.3. Section 8.3 of the Merger Agreement is hereby amended by deleting (a) “$50,000,000” in all places that it appears in such section and replacing such amount with “$39,000,000” and (b) “$30,000,000” in all places that it appears in such section and replacing such amount with “$19,000,000”.

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SECTION 1.5. Additional Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and Merger Sub as follows:

(a) Authority Relative to Amendment. The Company has the requisite corporate power and authority to enter into and deliver this Amendment and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Amendment by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action. No other corporate proceedings on the part of the Company or any of the Company Subsidiaries are necessary to authorize the execution and delivery of this Amendment, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby. This Amendment has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(b) Opinion of Company Fairness Opinion Provider. The Board of Directors of the Company has received from the Company’s Fairness Opinion Provider an opinion, a written copy of which will be provided to Parent, solely for informational purposes promptly after receipt thereof by the Company, to the effect that, after giving effect to this Amendment, as of the date of the opinion, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock (subject to assumptions and qualifications set forth therein). The Company has been authorized by the Company’s Fairness Opinion Provider to include such opinion in its entirety in a supplement to the Joint Proxy Statement, so long as such inclusion is in form and substance reasonably satisfactory to the Company’s Fairness Opinion Provider and its counsel.

(c) Additional Representations. Each of the representations and warranties contained in clauses (i), (iii) and (iv) of the first sentence of Section 3.11(a) of the Merger Agreement and in Section 3.11(b) of the Merger Agreement is true and accurate as if made anew as of the date of this Amendment.

SECTION 1.6. Additional Representations and Warranties of the Parent and Merger Sub. Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

(a) Authority Relative to Amendment. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and deliver this Amendment and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Amendment by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action. No other corporate proceedings on the part of Parent, Merger Sub or any of the Parent Subsidiaries are necessary to authorize the execution and delivery of this Amendment, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby. This Amendment has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(b) Opinion of Parent Financial Advisor. The Parent’s Board of Directors has received from the Parent Financial Advisor an opinion, a written copy of which will be provided to the Company, solely for informational purposes promptly after receipt thereof by Parent, to the effect that, after giving effect to this Amendment, as of the date of the opinion, the Merger Consideration is fair, from a financial point of view, to Parent. Parent has been authorized by the Parent Financial Advisor to include such opinion in its entirety in a supplement to the Joint Proxy Statement, so long as such inclusion is in form and substance reasonably satisfactory to the Parent Financial Advisor and its counsel.

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(c) Additional Representations. Each of the representations and warranties contained in clauses (ii) and (iii) of the first sentence of Section 4.11 of the Merger Agreement or in Section 4.11(b) of the Merger Agreement is true and accurate as if made anew as of the date of this Amendment.

ARTICLE 2

ADDITIONAL AGREEMENTS

SECTION 2.1. Supplement. As soon as reasonably practicable after the date of this Amendment, Parent and the Company shall prepare a supplement to the Joint Proxy Statement (the “Proxy Supplement”) in accordance with Section 6.1(a) of the Merger Agreement relating to the Parent Stockholders Meeting and the Company Stockholders Meeting. Parent and the Company shall include in the Proxy Supplement the text of this Amendment and the recommendations of their respective Boards of Directors referred to above, as well as the respective opinions in their entirety of the Parent Financial Advisor and the Company Fairness Opinion Provider referred to above. Parent and the Company shall cause the Joint Proxy Statement and the Proxy Supplement to be mailed as promptly as possible to the holders of Parent Common Stock and Company Common Stock, respectively, as of the new record date established for the Company Stockholders Meeting and the Parent Stockholders Meeting described below, and shall also cause the Proxy Supplement to be filed with the SEC as promptly as possible following the date it is first mailed, but in any event within the time period specified in Rule 424(b) under the Securities Act. If required, each of Parent and the Company shall use its reasonable best efforts to have the Proxy Supplement cleared by the SEC as soon as reasonably practicable.

SECTION 2.2. Stockholders Meetings. Parent and the Company hereby agree to postpone the Parent Stockholders Meeting and the Company Stockholders Meeting previously scheduled to take place on June 8, 2010 until July 16, 2010 and to establish a new record date of June 16, 2010 for such meetings, subject to applicable law and the applicable rules and regulations of the SEC and NYSE, or as soon thereafter as possible. Notwithstanding anything to the contrary set forth in this Amendment, nothing shall prevent Parent or the Company, subject to the terms of and in accordance with the Merger Agreement, from further postponing or adjourning the Parent Stockholders Meeting and the Company Stockholders Meeting or establishing a new record date for such meetings.

ARTICLE 3

MISCELLANEOUS

SECTION 3.1. Effect of Amendment. Except as expressly set forth herein: (i) the Merger Agreement shall remain in full force and effect and is hereby ratified and confirmed; and (ii) this Amendment shall not by implication or otherwise limit, impair, constitute a waiver or amendment of, or otherwise affect the rights and remedies of the parties hereto under the Merger Agreement. After the date hereof, any reference to “this Agreement”, “hereof”, “herein”, “hereunder” and words or expressions of similar import shall be deemed a reference to the Agreement as previously amended and as further amended hereby.

SECTION 3.2. Miscellaneous Items. The provisions of Sections 9.5, 9.6, 9.7, 9.8, 9.9 and 9.11 of the Merger Agreement shall apply to this Amendment as if set forth herein.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above.

SANDRIDGE ENERGY, INC.

By:	/s/ Tom L. Ward
Name:	Tom L. Ward
Title:	Chief Executive Officer

STEEL SUBSIDIARY CORPORATION

By:	/s/ Richard J. Gognat
Name:	Richard J. Gognat
Title:	Senior Vice President

ARENA RESOURCES, INC.

By:	/s/ Phillip W. Terry
Name:	Phillip W. Terry
Title:	President & CEO

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Annex S-C

Deutsche Bank Corporate & Investment Bank

Board of Directors SandRidge Energy, Inc. 123 Robert S. Kerr Avenue Oklahoma City OK 73102-6406	Deutsche Bank Securities Inc. Global Banking Mergers & Acquisitions 60 Wall Street New York, NY 10005

June 1, 2010

Ladies and Gentlemen;

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to SandRidge Energy, Inc. (“Parent”) in connection with Amendment No. 2 to the Agreement and Plan of Merger (as amended, the “Merger Agreement”) to be entered into among Parent, Steel Subsidiary Corporation, a wholly owned subsidiary of Parent (“Merger Sub”), and Arena Resources, Inc. (the “Company”). The Merger Agreement provides, among other things, for the merger of Merger Sub with and into the Company with the Company continuing as the surviving entity or, alternatively, the merger of the Company with and into Merger Sub with Merger Sub continuing as the surviving entity (such transaction, in either form, being hereinafter referred to as the “Transaction”). As set forth more fully in the Merger Agreement, as a result of the Transaction, each issued and outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) (other than any shares of Company Common Stock owned, directly or indirectly, by Parent, Merger Sub or the Company) will be converted into the right to receive (i) 4.7771 shares of common stock of Parent, par value $0.001 per share (the “Parent Common Stock”), and (ii) $4.50 in cash (collectively, the “Merger Consideration”).

You have requested our opinion as to the fairness of the Merger Consideration, from a financial point of view, to Parent.

In connection with our role as financial advisor to Parent, and in arriving at our opinion, we reviewed (i) certain publicly available financial and other information concerning the Company and Parent, (ii) certain internal analyses, financial forecasts and other information relating to the Company and Parent prepared by management of the Company and Parent, respectively, and (iii) certain analyses and financial forecasts relating to the Company prepared by management of Parent. We have also held discussions with certain senior officers and other representatives and advisors of the Company and Parent regarding the businesses and prospects of the Company and Parent, respectively, and of Parent after giving effect to the Transaction. In addition, Deutsche Bank reviewed the reported prices and trading activity for both Parent Common Stock and the Company Common Stock, and, (i) to the extent publicly available, compared certain financial and stock market information for Parent and the Company with similar information for certain other companies we considered relevant whose securities are publicly traded, (ii) to the extent publicly available, reviewed the financial terms of certain recent business combinations which we deemed relevant, (iii) reviewed the final, executed Merger Agreement dated April 3, 2010, as amended on May 27, 2010 and June 1, 2010, and (iv) performed such other studies and analyses and considered such other factors as we deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company or Parent, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has, with your permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank has not conducted a physical

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Board of Directors—SandRidge Energy, Inc. June 1, 2010 Page 2

inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including, without limitation, any contingent, derivative or off-balance-sheet assets and liabilities), of the Company or Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company or Parent under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and Parent as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based.

For purposes of rendering its opinion, Deutsche Bank has assumed with your permission that, in all respects material to its analysis, the Transaction will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank has also assumed that all material governmental, regulatory, contractual or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory, contractual or other approvals and consents, no material restrictions, terms or conditions will be imposed. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Parent and its advisors with respect to such issues.

This opinion has been approved and authorized for issuance by a fairness opinion review committee, and is addressed to, and for the use and benefit of, the Board of Directors of Parent and is not a recommendation to the stockholders of Parent to approve the Transaction or the issuance of Parent Common Stock or the amendments to Parent’s charter, in each case as contemplated by the Merger Agreement. This opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to Parent, is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on the economic, market and other conditions, and information made available to us, as of the date hereof. You have not asked us to, and his opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Parent, nor does it address the fairness of the contemplated benefits of the Transaction. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. Deutsche Bank expresses no opinion as to the merits of the underlying decision by Parent to engage in the Transaction or the relative merits of the Transaction as compared to any alternative business strategies. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the Transaction, or any class of such persons, relative to amounts to be received by any other person pursuant to the Merger Agreement or otherwise. This opinion does not in any manner address the prices at which Parent Common Stock will trade following the announcement or consummation of the Transaction.

Deutsche Bank wilt be paid a fee for its services as financial advisor to Parent in connection with the Transaction, a portion of which is contingent upon delivery of this opinion and a substantial portion of which is contingent upon consummation of the Transaction. Parent has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Parent or its affiliates for which it has received compensation, including customary fees. Please be advised that during the two years preceding the date of this letter, DB Group has not provided any significant investment banking, commercial banking (including extension of credit) or other financial services to

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Board of Directors—SandRidge Energy, Inc. June 1, 2010 Page 3

the Company or its affiliates. The DB Group may provide investment and commercial banking services to Parent, the Company or their respective affiliates in the future for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of parent, the Company or their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Parent.

This letter is provided to the Board of Directors of Parent in connection with and for the purposes of its evaluation of the Transaction. This opinion may not be disclosed, summarized, referred to, or communicated (in whole or in part) to any other person for any purpose whatsoever except with our prior written approval, provided that this opinion may be reproduced in full in any proxy statement mailed by Parent and the Company to their respective stockholders in connection with the Transaction.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

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Annex S-D

June 1, 2010

Board of Directors

Arena Resources, Inc.

6555 South Lewis Avenue

Tulsa, OK 74136

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Arena Resources, Inc. (“Arena”), other than Shares held by Arena, SandRidge (defined below), the corporation surviving the Merger (defined below) or any of their affiliates, of the Merger Consideration (defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of April 3, 2010 (the “Original Merger Agreement”), as amended by Amendment No. 1 thereto, dated as of May 27, 2010, and Amendment No. 2 thereto, dated as of June 1, 2010 (as so amended, the “Agreement”), by and among SandRidge Energy, Inc. (“SandRidge”), Steel Subsidiary Corporation, a wholly owned subsidiary of SandRidge (“Merger Sub”), and Arena. The Agreement provides for, among other things, the merger of Merger Sub with Arena (the “Merger”), pursuant to which each issued and outstanding Share (other than any Shares held in the treasury of Arena or otherwise owned by SandRidge, Merger Sub, any wholly owned subsidiary of Arena or SandRidge) will be converted into the right to receive (i) 4.7771 shares of common stock, par value $0.001 per share, of SandRidge plus (ii) $4.50 in cash (together, the “Merger Consideration”). The transactions contemplated by the Agreement are referred to herein as the “Transactions.”

Tudor, Pickering, Holt & Co. Securities, Inc. (“TudorPickering”) and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions, as well as for estate, corporate and other purposes. TudorPickering also engages in securities trading and brokerage, private equity activities, equity research and other financial services, and in the ordinary course of these activities, TudorPickering and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Arena, SandRidge or any of the other parties to the Transactions, and any of their respective affiliates and (ii) any currency or commodity that may be involved in the Transactions and the other matters contemplated by the Agreement. In addition, TudorPickering and its affiliates and certain of its employees, including members of the team performing services in connection with the Transactions, as well as certain private equity funds associated or affiliated with TudorPickering in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including Arena and SandRidge, other prospective purchasers and their respective affiliates. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Arena or any alternative transaction. We were not requested to, and we did not, participate in the negotiation of the terms of the Agreement or the Transactions, nor were we requested to, and we did not, provide any advice or services in connection with the Agreement or the Transactions other than the delivery of this opinion and the delivery of our

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opinion dated April 3, 2010 in connection with the Original Merger Agreement (the “April Opinion”). We express no view or opinion as to any such matters and have assumed, with the consent of Arena, that the terms of the Agreement are, from the perspective of Arena and its stockholders, the most beneficial that could be obtained. We have acted as financial advisor to the Board of Directors of Arena solely to render the April Opinion and this opinion. We have received a fee for our delivery of the April Opinion, and we will become entitled to receive a fee upon delivery of this opinion. In addition, Arena has agreed to reimburse our expenses and indemnify us and certain related parties against certain liabilities arising out of our engagement. We have provided investment banking services to third parties who considered engaging in a transaction with Arena and received fees for those services. We have also provided various investment banking services to both Arena and SandRidge in the past for which we received fees or compensation, including serving as an underwriter with respect to Arena’s common stock offering in May 2008 and SandRidge’s common stock offerings in November 2007, April 2009 and December 2009. We and our affiliates may provide investment banking or other financial services to Arena, SandRidge or any of the other parties to the Transactions or their respective stockholders or affiliates in the future. In connection with such investment banking or other financial services, we may receive compensation.

In connection with this opinion, we have reviewed, among other things, (i) the Agreement; (ii) annual reports to stockholders and Annual Reports on Form 10-K of Arena for the three years ended December 31, 2009; (iii) annual reports to stockholders and Annual Reports on Form 10-K of SandRidge for the three years ended December 31, 2009; (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Arena and SandRidge; (v) certain other communications from Arena and SandRidge to their respective stockholders; (vi) certain internal financial and production information and forecasts for Arena and SandRidge prepared by their respective managements (the “Forecasts”); (vii) the estimated proved reserves and economics report for Arena effective December 31, 2009 prepared by Arena and reviewed by Williamson Petroleum Consultants, Inc.; (viii) the estimated proved, probable and possible reserves of Arena effective December 31, 2009, as estimated by Arena; (ix) the estimated proved, probable and possible reserves of Arena effective April 1, 2010, as estimated by Arena; (x) the estimated proved reserves and future revenue or future net cash flow reports for specified SandRidge interests effective December 31, 2009, prepared by Lee Keeling and Associates, Inc. and Netherland, Sewell & Associates, Inc.; (xi) the estimated net proved crude oil, condensate, natural gas liquids, and natural gas reserves report for specified interests of SandRidge Tertiary, LLC, effective December 31, 2009, prepared by DeGolyer and MacNaughton; (xii) the estimated proved, probable and possible reserves of SandRidge effective December 31, 2009, as estimated by SandRidge; (xiii) the estimated proved, probable and possible reserves of SandRidge effective April 1, 2010, as estimated by SandRidge; (xiv) certain cost savings and other synergies projected by the management of SandRidge to result from the Transactions (the “Synergies”); and (xv) certain publicly available research analyst reports with respect to the future financial performance of Arena and SandRidge, which we discussed with the senior managements of Arena and SandRidge. We also have held discussions with members of the senior managements of Arena and SandRidge regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of their respective entities. In addition, we have reviewed the reported price and trading activity for Arena common stock and SandRidge common stock, compared certain financial and stock market information for Arena and SandRidge with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the upstream sector specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

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For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by or for us, or publicly available. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of Arena and SandRidge, as the case may be, and that such Forecasts and Synergies will be realized in the amounts and time periods contemplated thereby. We have also assumed, at the direction of Arena, that the Transactions will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or other consents, approvals, releases and waivers, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Arena, SandRidge, Merger Sub, the holders of Arena common stock or the expected benefits of the Transactions in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Arena or any of its subsidiaries or SandRidge or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters, and we have assumed, at the direction of Arena, that the Merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Our opinion does not address the underlying business decision of Arena to engage in the Transactions, or the relative merits of the Transactions as compared to any other alternative transaction that might be available to Arena. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Merger Consideration pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, creditors or other constituencies of Arena or SandRidge; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Arena or SandRidge, or any class of such persons, in connection with the Transactions, whether relative to the Merger Consideration pursuant to the Agreement or otherwise. We are not expressing any opinion as to the price at which the shares of SandRidge common stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update, revise or reaffirm our opinion and expressly disclaim any responsibility to do so based on circumstances, developments or events occurring after the date hereof. The opinion expressed herein is provided for the information and assistance of the Board of Directors of Arena in connection with its consideration of the Transactions, and such opinion does not constitute a recommendation as to how any holder of interests in Arena should vote or act with respect to such Transactions or any other matter, This opinion has been reviewed and approved by TudorPickering’s fairness opinion committee.

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Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the outstanding Shares of Arena pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours, Tudor, Pickering, Holt & Co. Securities Inc.

By:	/s/ Lance Gilliland
Lance Gilliland Managing Director

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